

06035592



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
NoAct

August 1, 2006

Bret G. Wilson
Vice President & Secretary
H&R Block, Inc.
4400 Main Street
Kansas City, MO 64111

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/1/2006

Re: H&R Block, Inc.
Incoming letter dated May 4, 2006

Dear Mr. Wilson:

This is in response to your letters dated May 4, 2006 and June 19, 2006 concerning the shareholder proposal submitted to H&R Block by The Community Reinvestment Association of North Carolina. We also have received letters from the proponent dated May 17, 2006, May 18, 2006 and June 28, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Peter Skillern
Executive Director
The Community Reinvestment Association of North Carolina
P.O. Box 1929
114 West Parrish St., Second Floor
Durham, NC 27702

H&R BLOCK®

tax and financial services
accounting and mortgage services

Bret G. Wilson
Vice President & Secretary

May 4, 2006

Via Overnight Delivery

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal of the Community Reinvestment Association of North Carolina

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of H&R Block, Inc. (the "Company") to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Community Reinvestment Association of North Carolina (the "Proponent"). The Proposal requests that the Company's board of directors (the "Board of Directors") implement a policy mandating that the Company cease its current practice of issuing high-interest refund anticipation loans ("RALs"), develop higher standards for any future issuance of RALs and ensure that, if the Company issues RALs in the future, such RALs are issued with an interest rate and accompanying fees that are reasonable and in compliance with all applicable laws. The Proposal and related correspondence are attached hereto as Exhibit A.

The Company hereby notifies the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") of its intention to exclude the Proposal from its 2006 Proxy Materials, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable pursuant to (a) Rule 14a-8(i)(2) and Rule 14a-8(i)(6), because the Proposal, if implemented, would cause the Company to breach existing contractual commitments, (b) Rule 14a-8(i)(7), because the Proposal pertains to the Company's ordinary business operations and (c) Rule 14a-8(i)(3), because the Proposal contains false and misleading statements.

THE PROPOSAL

The Proposal states:

RESOLVED:

Shareholders request that the Board of Directors implement a policy mandating that the Company cease its current practice of issuing high-

4400 Main Street Kansas City, MO 64111
Tel 816 932 4921 Fax 816 753 8628 bwilson@hrblock.com
www.hrblock.com

interest RALs, develop higher standards for any future issuance of RALs, and ensure that if the Company issues RALs in the future, such RALs are issued with an interest rate and accompanying fees that are reasonable and in compliance with all applicable laws.

ANALYSIS

I. The Proposal may be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6), because the Proposal, if implemented, would cause the Company to breach existing contractual obligations.

The Company, through its subsidiaries, is involved in a wide variety of business operations, including tax preparation, accounting and investment brokerage services and mortgage lending. As a complementary service to the Company's tax preparation services, the Company facilitates the issuance by HSBC Bank USA, National Association and its affiliates (collectively, "HSBC") of RALs to the Company's clients who desire to purchase these products. These services are provided by the Company pursuant to contracts between the Company and HSBC. As discussed in more detail below, implementing the Proposal would result in the Company breaching these agreements.

A. Rule 14a-8(i)(2) and Rule 14a-8(i)(6) have been interpreted to permit exclusion of shareholder proposals that would require a company to breach existing contractual commitments.

Rule 14a-8(i)(2) permits a company to exclude a proposal if the proposal would cause the company to violate state law. Furthermore, Rule 14a-8(i)(6) permits a company to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." The Staff has consistently interpreted Rule 14a-8(i)(2) and Rule 14a-8(i)(6), and the predecessor to such rules, Rule 14a-8(c)(2) and Rule 14a-8(c)(6), to permit the exclusion of shareholder proposals that would require a company to breach existing contractual obligations. *See, e.g.,* NetCurrents, Inc. (June 1, 2001) and The Goldfield Corporation (March 28, 2001). The Staff formalized this position in Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"), which provides that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement."

B. The Company and its subsidiaries have longstanding and comprehensive contractual commitments regarding the offering of RALs.

The Company has had longstanding contractual agreements with HSBC and its predecessors governing the RAL program. The original contract providing for the Company to facilitate RALs was signed on December 5, 1986. The original contract was succeeded by a series of contracts and amendments. Currently, the Second Amended and Restated Refund Anticipation Loan Operations Agreement, dated June 30, 2003, as amended by the 2004 Amendment to the Second Amended and Restated Refund Anticipation Loan Agreement, dated August 24, 2004 (collectively, the "Operations Agreement"), and the Fourth Amended and Restated Refund Anticipation Loan Participation Agreement, dated December 31, 2004 (the "Participation Agreement"), govern the RAL program. Pursuant to Section 6.1, the Operations Agreement is set to expire on June 30, 2006. Purchase and sale obligations under the Participation Agreement terminate, pursuant to Section 5.1(h), upon termination of the Operations Agreement.

During the second and third quarters of 2005, in anticipation of the expiration of the current RAL contracts, the Company and HSBC renegotiated all of the contracts for the RAL program and entered into a series of new contracts (collectively, the "RAL Program Contracts[1]") governing all aspects of the RAL program, including, without limitation, the following contracts:

- HSBC Retail Settlement Products Distribution Agreement, dated as of September 23, 2005 (the "Retail Distribution Agreement"), among HSBC Bank USA, National Association, HSBC Taxpayer Financial Services Inc., Beneficial Franchise Company Inc., Household Tax Masters Acquisition Corporation, H&R Block Services, Inc., H&R Block Tax Services, Inc., H&R Block Enterprises, Inc., H&R Block Eastern Enterprises, Inc., H&R Block Digital Tax Solutions, LLC, H&R Block Associates, L.P., HRB Royalty, Inc., HSBC Finance Corporation and H&R Block, Inc. (filed as Exhibit 10.14 to the Company's Form 10-Q for the Quarterly period ended October 31, 2005);

- HSBC Digital Settlement Products Distribution Agreement, dated as of September 23, 2005 (the "Digital Distribution Agreement"), among HSBC Bank USA, National Association, HSBC Taxpayer Financial Services Inc., H&R Block Digital Tax Solutions, LLC and H&R Block Services, Inc. (filed as Exhibit 10.15 to the Company's Form 10-Q for the Quarterly period ended October 31, 2005);

- HSBC Refund Anticipation Loan Participation Agreement, dated as of September 23, 2005 (the "Participation Agreement"), among Household Tax Masters Acquisition Corporation, Block Financial Corporation, HSBC Bank USA, National Association and HSBC Taxpayer Financial Services Inc. (filed as Exhibit 10.16 to the Company's Form 10-Q for the Quarterly period ended October 31, 2005);

- HSBC Settlement Products Servicing Agreement, dated as of September 23, 2005 (the "Servicing Agreement"), among HSBC Bank USA, National Association, HSBC Taxpayer Financial Services Inc., Household Tax Masters Acquisition Corporation and Block Financial Corporation (filed as Exhibit 10.17 to the Company's Form 10-Q for the Quarterly period ended October 31, 2005); and

- HSBC Program Appendix of Defined Terms and Rules of Construction (the "Definition Appendix") (filed as Exhibit 10.18 to the Company's Form 10-Q for the Quarterly period ended October 31, 2005).

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[1] We understand that the Staff prefers to have copies of the relevant contracts when reviewing no-action requests claiming a breach of an existing contractual obligation as grounds for excluding a shareholder proposal. However, due to the length of the RAL Program Contracts and the fact that redacted versions of such contracts have already been filed with the Commission as noted elsewhere in this letter, we have not included copies of these agreements with this letter. However, if the Staff would prefer to have a paper copy of the agreements in order to expedite its review of this letter, please contact the undersigned and we would be happy to provide the Staff with copies.

The new RAL Program Contracts have an initial term of July 1, 2006 through June 30, 2011. In addition, they contain provisions for up to two additional one-year renewal terms, which may extend the RAL Program Contracts through June 30, 2013.

The detailed RAL Program Contracts govern all aspects of the terms and conditions under which HSBC issues RALs to the Company's clients and the assistance the Company is contractually obligated to provide to HSBC in the form of marketing, application processing and loan proceeds distribution. Among other things, the RAL Program Contracts contain specific provisions (a) governing the creation and variation of fees associated with the RALs, (b) outlining events of default by the Company, its subsidiaries and HSBC, respectively, and (c) providing for monetary damages in the event of default.

All of the RAL Program Contracts are governed by Missouri law. We have included, in accordance with SLB 14B, a legal opinion of Stinson Morrison Hecker LLP, Kansas City, Missouri, which states their concurrence with the following analysis of the RAL program documents and Missouri law.

C. *Specific provisions of the Retail Distribution Agreement require the Company to offer HSBC Bank RALs and prohibit the Company from offering RALs from other sources.*

1. *Subsidiaries of the Company are obligated to offer HSBC Bank RALs at Block Offices.*

H&R Block Enterprises, Inc., H&R Block Eastern Enterprises, Inc. and H&R Block and Associates, L.P. (collectively referred to as the "Block Agents") are all subsidiaries of the Company and parties to the RAL Program Contracts. Pursuant to Sections 2.1(c) and 2.4(a)(ii) & (iii) of the Retail Distribution Agreement, the Block Agents have agreed to act as the agents of HSBC Bank USA, National Association ("HSBC Bank") and to offer its RALs at Block company offices, in accordance with procedures specified in the contract. Pursuant to Section 2.3(d) of the Retail Distribution Agreement, each Block Agent is required to offer and distribute RALs in accordance with the instructions of HSBC Bank and the terms and conditions of the Retail Distribution Agreement.

Although the Block Agents have the right under Section 2.5 of the Retail Distribution Agreement to elect not to offer RALs in one or more states, the Proposal does not merely mandate that the Company stop issuing RALs. Rather, it directs the Company to cease its current practice of issuing RALs and among other things develop higher standards for any future issuance of RALs. As discussed in greater detail below, Section 2.5 does not give the Block Agents the right to stop facilitating the issuance of RALs from HSBC Bank and offer RALs from other sources on different terms and conditions. Nor does it give the Block Agents the right to establish the credit criteria or qualification procedures for the HSBC Bank RALs.

2. *Subsidiaries of the Company are prohibited from directly or indirectly offering RALs originated by anyone other than HSBC Bank.*

Section 7.18 of the Retail Distribution Agreement prohibits the Block Agents from offering any RALs to its clients, directly or indirectly, except in connection with the settlement products program offered by or through HSBC Bank. Also, pursuant to Section 11.1 of the Retail Distribution Agreement, each of the Block Agents must act exclusively as the agent of HSBC Bank with respect to the settlement products program, and is prohibited from offering RALs from any other source.

3. *HSBC Bank has the right to establish the credit criteria and qualification procedures for the RAL products.*

As the originator of the RAL products, HSBC Bank has the contractual right to annually determine the credit criteria and the qualifying procedures for the RAL products. *See* Sections 9.4 and 9.5 of the Retail Distribution Agreement. H&R Block Services, Inc. ("Block Services") has the right to comment upon the proposed RAL credit criteria, but HSBC Bank has the right to establish the final credit criteria for the RAL products. *See* Section 9.4 of the Retail Distribution Agreement.

D. Implementation of the Proposal would result in the Company breaching numerous covenants under the Retail Distribution Agreement.

Implementation of the Proposal would result in numerous breaches by the Company of the Retail Distribution Agreement, including, without limitation, the following:

- The Proposal would require the Company to "cease its current practice of issuing" HSBC Bank RALs and to "develop higher standards for any future issuance of RALs." As noted above, the Company is obligated to offer RALs in accordance with the instructions of HSBC Bank. Furthermore, under the RAL Program Contracts, HSBC Bank, and not the Company, annually establishes the credit criteria and qualification procedures for RAL products. Any attempt by the Company to unilaterally change the standards for RAL products issued by HSBC Bank would breach Sections 9.4 and 9.5 of the Retail Distribution Agreement.

- The Company would not be able to implement the Proposal by offering alternative RAL products from other RAL originators on terms and conditions different from the HSBC Bank RAL products. Any such actions would breach Sections 7.18 and 11.1 of the Retail Distribution Agreement (which prohibit the Company from offering RALs from any source other than HSBC Bank).

It is a Block event of default under Section 19.1(b) of the Retail Distribution Agreement for any Block company to fail to observe or perform any covenant applicable to it under any RAL Program Contract. A Block event of default under the Retail Distribution Agreement is a cross default under the other RAL Program Contracts. *See e.g.*, Section 12.1(c) of the Digital Distribution Agreement; Section 9.1(c) of the Participation Agreement; and Section 9.1(c) of the Servicing Agreement.

We also note that the Retail Distribution Agreement governs the distribution of RALs at offices owned and operated by the Company. The Company also distributes HSBC Bank RALs through the Block digital channel (*i.e.,* through tax preparation software and the Block internet website), pursuant to the Digital Distribution Agreement. Provisions identical to, or substantially similar to, the above cited sections of the Retail Distribution Agreement are contained in the Digital Distribution Agreement. Accordingly, implementation of the Proposal would also result in the Company breaching its contractual obligations under the Digital Distribution Agreement. The Company can provide a more detailed analysis of the breaches that would occur under such contract if the Staff so requests.

Therefore, since implementation of the Proposal would require the Company to breach its obligations under the RAL Program Contracts, in violation of the applicable governing state law, the Proposal is excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

II. The Proposal may be excluded under Rule 14a-8(i)(7), because the Proposal pertains to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

The Commission stated in the Adopting Release that proposals that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposal would transcend the day-to-day business matters." In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated that, "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." While that statement was made specifically with respect to proposals that address environmental or public health issues, we understand that the statement reflects the standard generally applied by the Staff in evaluating whether proposals may be excluded under Rule 14a-8(i)(7).

In the Adopting Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Proposal clearly relates to the Company's ordinary business operations. It requests that the Company take certain actions with respect to facilitating the issuance of RALs and the Proposal and supporting statement do not pertain to a significant social policy concern which might override the fact that such actions fall within the realm of ordinary business operations. In prior no action letters, the Staff has concurred that the foregoing aspects of similar proposals have implicated ordinary business matters, and therefore that the proposals have been excludable under Rule 14a-8(i)(7).

A. Proposals regarding the sale of particular products are excludible as pertaining to ordinary business operations.

The decision as to whether to offer a particular product or service to its clients and the manner in which the Company offers those products and services, including pricing, are precisely the kind of fundamental, day-to-day operational matters meant to be covered by the ordinary business operations exception under Rule 14a-8(i)(7) and, therefore, the Proposal is excludible. As discussed above, the Company has contractually agreed with HSBC to facilitate the issuance of RALs to the Company's clients. The decision to enter into agreements relating to the facilitation of the issuance RALs on behalf of HSBC, and the decisions that were made when entering into those agreements with respect to the terms and conditions upon which RALs would be issued, clearly fit within the category of ordinary business operation.

Marketing, pricing and related strategic sales decisions constitute ordinary business operations within the meaning of Rule 14a-8(i)(7). Furthermore, a company's marketing and sales practices constitute ordinary business even when the particular marketing and sales practices addressed by a proposal have been the subject of public controversy. In Johnson & Johnson (February 7, 2003), the Staff permitted the exclusion of a proposal regarding the use of marketing and incentive payments to doctors, pharmacy managers and purchasers made in order to influence the selection of particular drugs. In allowing this exclusion, the Staff recognized that the establishment of sales policies and procedures and the review of such policies and procedures for compliance with applicable regulations are core management functions. In the current instance, the Proposal seeks to (a) cause the Company to cease to make available for sale certain products, (b) alter the criteria and pricing policies for such products and (c) ensure the sale of such products are made in accordance with applicable law. Notwithstanding the fact that all of these issues are governed by the agreements among the Company, its subsidiaries and HSBC, all of which were entered into in the ordinary course of business, this Proposal clearly pertains to the sales practices of the Company and, therefore, is excludible as relating to ordinary business operations. *See also*, Chevron Corporation (February 22, 1999) (proposal regarding gas prices paid by Chevron shareholders deemed excludible); American Telephone and Telegraph Company (December 31, 1991) (shareholder proposal regarding method of billing services deemed excludible).

Furthermore, with respect to the portion of the Proposal addressing legal compliance, the Staff has specifically indicated that judgments regarding the examination of company practices for compliance with various regulatory requirements should properly be left to the discretion of the company's management and board of directors. In Potomac Electric Power Co. (March 3, 1992), the Staff affirmed that "questions as to which, if any, matters involving the Company's operations should be investigated and what means should be used to do so" constitute ordinary business within the meaning of Rule 14a-8(i)(7). *See also*, The Southern Company (March 13, 1990) (shareholder proposal deemed excludible because "the means used to investigate the Company's operations appear to involve ordinary business decisions"). Federal and state laws and regulations govern almost every aspect of the RAL program, and the Company's management and Board of Directors are better equipped than the shareholders to evaluate the Company's practices against this regulatory framework.

B. *The Proposal's excludability is not overridden by a significant policy concern.*

We recognize that the fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials under Rule 14a-8(i)(7). The Adopting Release provides that proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters . . ."

The Proponent attempts to cast the Proposal as raising a "significant social policy issue" by simply asserting that RALs are predatory loans. The cover letter that accompanied the Proposal is even more direct and explicitly refers to recent no-action letters in which the Staff has not permitted the exclusion of shareholder proposals dealing with predatory lending (i.e., Bank of America Corporation (February 23, 2006) ("Bank of America"), Conseco, Inc. (April 5, 2001) and Associates First Capital Corporation (March 13, 2000). The Company is familiar with the letters cited by the Proponent. However, as discussed in detail in part III below, those letters are not applicable for the simple reason that RALs do not constitute predatory lending (further discussed below) and no other significant social policy issue is raised in the Proposal and the supporting statement.

III. The Proposal may be excluded under Rule 14a-8(i)(3), because it and the supporting statement contain false and misleading statements.

A shareholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes, consistent with the Staff's view on Rule 14a-8(i)(3) as expressed in Staff Legal Bulletin No. 14 (July 13, 2001) and reiterated in Staff Legal Bulletin No. 14B (September 15, 2004), that the Proposal may be excluded in its entirety because it is premised on materially false and misleading statements. "[W]hen a proposal and supporting statements will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false and misleading." The Company acknowledges that there are cases in which a proposal may be revised under Rule 14a-8(i)(3) to render it not materially misleading or false. *See* The Procter & Gamble Company (July 15, 2004) and McDonald's Corporation (March 30, 2002) (each allowing exclusion of false and misleading statements in proposals submitted by the Proponent for inclusion in the proxy statements). In this instance, however, because the Proposal is fundamentally based upon material misrepresentations, the Proposal should be excluded in its entirety. *See* State Street Corporation (March 1, 2005).

There are numerous false and misleading statements in the supporting statement for the Proposal. However, the most problematic statement, and the one that strikes at the very heart of the Proposal and the supporting statement, is the assertion that RALs are a type of predatory lending. Although the supporting statement is phrased that the Proponent "believes that these loans are predatory," we are aware that the Staff in issuing comment letters with respect to proxy statements requires participants to demonstrate that they have a reasonable basis for any opinions or beliefs expressed in their proxy materials. For the reasons discussed below, the Company does not believe that RALs are predatory loans nor that there is any reasonable basis for the Proponent's statement that they are predatory.

The Proposal states that "federal and state regulators also recognize RALs as predatory. For example, the California Attorney General recently brought an action against H&R Block for its RALs lending practices. Further, the FDIC has recently indicated that it did not see any economic benefit to consumers from these loans." All of these statements are false and misleading.

No federal or state authority has alleged to the Company that the RALs are predatory lending. Nor are we aware of any federal or state authority making such a statement to a third party. Various state regulatory bodies, including the California Attorney General, have informally contacted the Company or brought formal legal proceedings with respect to various aspects of our RAL program. However, none of these inquiries or proceedings has asserted that RALs constitute predatory lending. More specifically, the California Attorney General's action deals primarily with cross collection activities and allegedly deficient disclosures, but does not raise predatory lending claims.

The Proposal also misleadingly implies that the FDIC believes RALs to be predatory lending. Based on our research, we did not find any instances in which representatives of the FDIC described RALs as a form of "predatory lending." Recent statements by the FDIC with respect to RALs have generally focused on alerting consumers to the fees associated with RALs and that consumers should consider other lower costs options. *See* FDIC Consumer News, Winter 2004/2005 (http://www.fdic.gov/consumers/consumer/news/cnwin0405/tax.html) and Latest FDIC Consumer News Features Tips for Simplifying Your Financial Life (FDIC Press Release February 24, 2005) (http://www.fdic.gov/news/news/press/2005/pr1505.html). These articles suggest that instead of a RAL, consumers should consider lower-cost options, such as tapping a home equity line of credit or using a credit card. To mischaracterize such statements as evidence that RALs are predatory loans is false and misleading.

Although there is no generally agreed upon definition of "predatory lending," the no-action letters cited by the Proponent in its cover letter (and referred to above) all contain a relatively consistent listing of practices that are considered "predatory lending". This list includes the following:

- Credit life insurance being implied as necessary to obtain a loan (packing);
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping);
- High pre-payment fees, with prepayment penalties applying for more than three years;
- Borrowers with inadequate income receiving loans, who will then default;
- Payment performance of borrowers not being reported to credit agencies; and

- Unnecessarily high fees.

RALs do not have any of the characteristics mentioned above. RALs are specifically structured so that the client's refund will be sufficient to repay the loan in full.

The supporting statement is false and misleading when it states that "H&R Block charges unreasonable interest rates . . . and high fees" for short term loans, with the inference that this constitutes predatory lending by the Company. This statement is simply incorrect. These loans do not have a stated interest rate. There are fully disclosed upfront fees associated with a RAL, which are generally structured as a fixed fee per loan. These fees are included when calculating the annual percentage rate or "APR" for the loan, which must be done under federal truth in lending regulations (discussed further below). Since a RAL is generally outstanding for only a short period of time, these fees can result in an APR calculation that is high. It is not generally accepted that a high APR is evidence of unnecessarily high fees, and therefore predatory lending. APR calculations often result in high APRs when fixed fees for short term borrowing are annualized.[2]

In addition, the Company complies fully with federal and state rules in offering bank products and follows what it believes to be best practices with added disclosures developed with the former head of the Federal Trade Commission's Bureau of Consumer Protection. The Company reviews with clients a side-by-side comparison of all options, costs and delivery times, highlighting no-added-fee IRS refunds first. The Company also provides RAL clients with a fact sheet in English or Spanish that explains in simple terms the costs and requirements. The fact sheet lists all fees, sample calculations, APR, and delivery times for IRS refunds versus bank products. It emphasizes that a RAL is a bank loan that requires repayment. The above disclosures enable clients to make an informed decision regarding any products they may purchase. In addition, RAL clients may cancel their transaction within 48 hours after entering into the transaction, in which case all fees are refunded to the client.

The supporting statement is also false and misleading when it states that the Company "provides short-term consumer loans to taxpayers in the form of refund anticipation loans and refund anticipation checks (collectively, "RALS"). RALS are short-term loans issued to consumers . . ." Refund anticipation loans (true "RALS") and refund anticipation checks ("RACS") are two different products. A RAL is a short-term loan. A RAC is not a loan, but rather a means for prompt and secure receipt and disbursement of a federal tax refund, and payment of tax preparer fees. A RAL is subject to federal truth-in-lending regulations, but a RAC is not. The Proponent's failure to distinguish the two products is seriously misleading.

Finally, the Proponent has not properly identified the parties involved in the issuance of RALs or their relationships. The Company does not have a "partnership" with Household Tax Masters, Inc. and Imperial Capital Bank. H&R Block Services, Inc. and other affiliates of the Company have entered into an arrangement pursuant to which HSBC Bank USA National Association provides RALs to the Company's clients. The Company

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[2] If out of network ATM fees that are charged for cash withdrawals were deemed loan fees under truth in lending regulations (they currently are not), then the APR for such ATM fees would also be very high. A high APR calculation for ATM fees, or for RAL fees, does not support the assertion that either constitutes predatory lending.

and its affiliates merely acts as an agent for HSBC in facilitating the making of RALs. HSBC Taxpayer Financial Services, Inc. (f/k/a Household Tax Masters, Inc.) services the loans. Imperial Credit Bank has not been affiliated with the Company's RAL program since July 20, 2004.

The Proposal's supporting statement is so littered with assertions that are false and misleading, and/or made without factual support that it would require such detailed and extensive editing to make it compliant with the proxy rules such that the entire Proposal should be excludable under Rule 14a-8(i)(3).

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. We hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide the Company and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (816) 932-4921.

Sincerely,



Bret G. Wilson

Enclosures

cc: Community Reinvestment Association of North Carolina

EXHIBIT A

Community Reinvestment Association of North Carolina



H&R BLOCK®

tax and financial services
accounting and mortgage services

Bret G. Wilson
Vice President & Secretary

April 27, 2006

Via Facsimile and Overnight Delivery

Mr. Peter Skillern
Executive Director
Community Reinvestment Association of North Carolina
110 E. Geer Street
Durham, North Carolina 27701

Re: Director Nomination for 2006 Annual Meeting of Shareholders

Dear Mr. Skillern:

We acknowledge receipt of your letter dated April 21, 2006 regarding the Community Reinvestment Association of North Carolina's ("CRANC" or "you") director nomination in which you have requested certain information pursuant to Rule 14a-7 (a copy of which is enclosed for your convenience). In response to your request, we hereby notify you that pursuant to Rule 14a-7(a)(1)(i) we elect to provide you with security holder list information as provided by Rule 14a-7(a)(2)(ii). As you probably know, Rule 14a-7(e) requires that you reimburse us for the reasonable expenses we incur in providing you this list. We estimate that the costs to generate such a list (excluding updates to the list) would be approximately $2,000 to $4,000.

In addition, we are providing you with the following information pursuant to Rule 14a-7:

(i) As of March 30, 2006, there were approximately 31,500 record holders and 87,100 beneficial holders of H&R Block, Inc. common stock; and

(ii) Our estimate of the costs for preparing and mailing proxy solicitation materials are as follows:

Printing costs	$20,000
Mailing costs to record holders	40,000
Mailing and related costs associated with delivery to beneficial owners through banks, brokers, etc.	200,000
Total	$260,000

This estimate is a rough estimate and is based upon our normal proxy costs and the assumption that your proxy materials would consist of approximately ten pages. Your actual costs will vary depending upon the length of your proxy materials and

4400 Main Street Kansas City, MO 64111
Tel 816 932 4921 Fax 816 753 8628 bwilson@hrblock.com
www.hrblock.com

the fees and expenses charged by any third parties that you choose to retain in assisting you in printing and mailing your proxy materials.

As you probably know, Rule 14a-7(c) requires that at the time of a list request you provide us with the following:

(i) a statement by the nominee through which you hold H&R Block, Inc. common stock or other independent third party, or a copy of a current filing with the Securities and Exchange Commission ("SEC"), confirming your beneficial ownership of H&R Block, Inc. common stock (similar to the confirmation you sent with your March 13 letter); and

(ii) an affidavit, declaration, affirmation or other similar document provided for under applicable Missouri law identifying your nomination and attesting that:

(a) You will not use the list information for any purpose other than to solicit security holders with respect to the same meeting for which we are soliciting or intend to solicit or to communicate with security holders with respect to a solicitation commenced by us; and

(b) You will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

In addition, we would expect you, at the time of the security holder information list request, to undertake to reimburse us for reasonable expenses incurred in providing you the security holder information list as required by Rule 14a-7(e). We will deliver to you the security holder list information required by Rule 14a-7(a)(2)(ii) within five business days after our receipt of the above information and undertakings.

Please also be advised that pursuant to Section 20 of our Bylaws, you still must submit to us by June 28, 2006 information regarding the nominee required to be disclosed in proxy solicitations for director elections by Regulation 14A. Enclosed again for your convenience is a copy of Schedule 14A, which sets forth the required Regulation 14A disclosures. In addition, so that we may comply with our obligations under SEC proxy rules, please confirm whether you intend to solicit proxies for your director nominee at our 2006 annual shareholders meeting.

Please contact me at 816-932-4921 if you have any questions.

Very truly yours,



Bret G. Wilson

Enclosures

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§ 240.14a-7 Obligations of registrants to provide a list of, or mail soliciting material to, security holders.

(a) If the registrant has made or intends to make a proxy solicitation in connection with a security holder meeting or action by consent or authorization, upon the written request by any record or beneficial holder of securities of the class entitled to vote at the meeting or to execute a consent or authorization to provide a list of security holders or to mail the requesting security holder's materials, regardless of whether the request references this section, the registrant shall:

(1) Deliver to the requesting security holder within five business days after receipt of the request:

(i) Notification as to whether the registrant has elected to mail the security holder's soliciting materials or provide a security holder list if the election under paragraph (b) of this section is to be made by the registrant;

(ii) A statement of the approximate number of record holders and beneficial holders, separated by type of holder and class, owning securities in the same class or classes as holders which have been or are to be solicited on management's behalf, or any more limited group of such holders designated by the security holder if available or retrievable under the registrant's or its transfer agent's security holder data systems; and

(iii) The estimated cost of mailing a proxy statement, form of proxy or other communication to such holders, including to the extent known or reasonably available, the estimated costs of any bank, broker, and similar person through whom the registrant has solicited or intends to solicit beneficial owners in connection with the security holder meeting or action;

(2) Perform the acts set forth in either paragraphs (a)(2)(i) or (a)(2)(ii) of this section, at the registrant's or requesting security holder's option, as specified in paragraph (b) of this section:

(i) Mail copies of any proxy statement, form of proxy or other soliciting material furnished by the security holder to the record holders, including banks, brokers, and similar entities, designated by the security holder. A sufficient number of copies must be mailed to the banks, brokers, and similar entities for distribution to all beneficial owners designated by the security holder. If the registrant has received affirmative written or implied consent to deliver a single proxy statement to security holders at a shared address in accordance with the procedures in §240.14a–3(e)(1), a single copy of the proxy statement furnished by the security holder shall be mailed to that address. The registrant shall mail the security holder material with reasonable promptness after tender of the material to be mailed, envelopes or other containers therefor, postage or payment for postage and other reasonable expenses of effecting such mailing. The registrant shall not be responsible for the content of the material; or

(ii) Deliver the following information to the requesting security holder within five business days of receipt of the request: a reasonably current list of the names, addresses and security positions of the record holders, including banks, brokers and similar entities holding securities in the same class or classes as holders which have been or are to be solicited on management's behalf, or any more limited group of such holders designated by the security holder if available or retrievable under the registrant's or its transfer agent's security holder data systems; the most recent list of names, addresses and security positions of beneficial owners as specified in §240.14a–13(b), in the possession, or which subsequently comes into the possession, of the registrant; and the names of security holders at a shared address that have consented to delivery of a single copy of proxy materials to a shared address, if the registrant has received written or implied consent in accordance with §240.14a–3(e)(1). All security holder list information shall be in the form requested by the security holder to the extent that such form is available to the registrant without undue burden or expense. The registrant shall furnish the security holder with updated record holder information on a daily basis or, if not available on a daily basis, at the shortest reasonable intervals, provided, however, the registrant need not provide beneficial or record holder information more current than the record date for the meeting or action.

(b)(1) The requesting security holder shall have the options set forth in paragraph (a)(2) of this section, and the registrant shall have corresponding obligations, if the registrant or general partner or sponsor is soliciting or intends to solicit with respect to:

(i) A proposal that is subject to §240.13e–3;

(ii) A roll-up transaction as defined in Item 901(c) of Regulation S-K (§229.901(c) of this chapter) that involves an entity with securities registered pursuant to Section 12 of the Act (15 U.S.C. 78*l*); or

(iii) A roll-up transaction as defined in Item 901(c) of Regulation S-K (§229.901(c) of this chapter) that involves a limited partnership, unless the transaction involves only:

(A) Partnerships whose investors will receive new securities or securities in another entity that are not reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act (15 U.S.C. 78k–1); or

(B) Partnerships whose investors' securities are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act (15 U.S.C. 78k–1).

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to §240.14a–7 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by §240.14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000]

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Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-101 Schedule 14A. Information required in proxy statement.

Schedule 14A Information

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.)

Filed by the Registrant [ ]

Filed by a party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a–6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material under §240.14a–12

____

(Name of Registrant as Specified In Its Charter)

____

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[ ] No fee required

[ ] Fee computed on table below per Exchange Act Rules 14a–6(i)(1) and 0–11

(1) Title of each class of securities to which transaction applies:

____

(2) Aggregate number of securities to which transaction applies:

____

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

____

(4) Proposed maximum aggregate value of transaction:

____

(5) Total fee paid:

____

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

____

(2) Form, Schedule or Registration Statement No.:

____

(3) Filing Party:

____

(4) Date Filed:

____

Notes

Notes: A. Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.

B. Where any item calls for information with respect to any matter to be acted upon at the meeting, such item need be answered in the registrant's soliciting material only with respect to proposals to be made by or on behalf of the registrant.

C. Except as otherwise specifically provided, where any item calls for information for a specified period with regard to directors, executive officers, officers or other persons holding specified positions or relationships, the information shall be given with regard to any person who held any of the specified positions or relationships at any time during the period. Information need not be included for any portion of the period during which such person did not hold any such position or relationship, provided a statement to that effect is made.

D. Information may be incorporated by reference only in the manner and to the extent specifically permitted in the items of this schedule. Where incorporation by reference is used, the following shall apply:

1. Any incorporation by reference of information pursuant to the provisions of this schedule shall be subject to the provisions of §228.10(f) and §229.10(d) of this chapter restricting incorporation by reference of documents which incorporate by reference other information. A registrant incorporating any documents, or portions of documents, shall include a statement on the last page(s) of the proxy statement as to which documents, or portions of documents, are incorporated by reference. Information shall not be incorporated by reference in any case where such incorporation would render the statement incomplete, unclear or confusing.

2. If a document is incorporated by reference but not delivered to security holders, include an undertaking to provide, without charge, to each person to whom a proxy statement is delivered, upon written or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any and all of the information that has been incorporated by reference in the proxy statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the proxy statement incorporates), and the address (including title or department) and telephone numbers to which such a request is to be directed. This includes information contained in documents filed subsequent to the date on which definitive copies of the proxy statement are sent or given to security holders, up to the date of responding to the request.

3. If a document or portion of a document other than an annual report sent to security holders pursuant to the requirements of Rule 14a–3 (§240.14a–3 of this chapter) with respect to the same meeting or solicitation of consents or authorizations as that to which the proxy statement relates is incorporated by reference in the manner permitted by Item 13(b) or 14(e)(1) of this schedule, the proxy statement must be sent to security holders no later than 20 business days prior to the date on which the meeting of such security holders is held or, if no meeting is held, at least 20 business days prior to the date the votes, consents or authorizations may be used to effect the corporate action.

4. *Electronic filings*. If any of the information required by Items 13 or 14 of this Schedule is incorporated by reference from an annual or quarterly report to security holders, such report, or any portion thereof incorporated by reference, shall be filed in electronic format with the proxy statement. This provision shall not apply to registered investment companies.

E. In Item 13 of this Schedule, the reference to "meets the requirements of Form S–2" shall refer to a registrant which meets the requirements for use of Form S–2 (§239.12 of this chapter) and the reference to "meets the requirement of Form S–3" shall refer to a registrant which meets the following requirements:

(1) The registrant meets the requirements of General Instruction I.A. of Form S–3 (§239.13 of

terms do not include a bank, broker or dealer who, in the ordinary course of business, lends money or executes orders for the purchase or sale of securities and who is not otherwise a participant; and

(vi) Any person who solicits proxies.

(b) The terms "participant" and "participant in a solicitation" do not include:

(i) Any person or organization retained or employed by a participant to solicit security holders and whose activities are limited to the duties required to be performed in the course of such employment;

(ii) Any person who merely transmits proxy soliciting material or performs other ministerial or clerical duties;

(iii) Any person employed by a participant in the capacity of attorney, accountant, or advertising, public relations or financial adviser, and whose activities are limited to the duties required to be performed in the course of such employment;

(iv) Any person regularly employed as an officer or employee of the registrant or any of its subsidiaries who is not otherwise a participant; or

(v) Any officer or director of, or any person regularly employed by, any other participant, if such officer, director or employee is not otherwise a participant.

Item 5. Interest of certain Persons in Matters To Be Acted Upon—a) *Solicitations not subject to Rule 14a–12(c) (§240.14a–12(c)).* Describe briefly any substantial interest, direct or indirect, by security holdings or otherwise, of each of the following persons in any matter to be acted upon, other than elections to office:

(1) If the solicitation is made on behalf of the registrant, each person who has been a director or executive officer of the registrant at any time since the beginning of the last fiscal year.

(2) If the solicitation is made otherwise than on behalf of the registrant, each participant in the solicitation, as defined in paragraphs (a) (iii), (iv), (v), and (vi) of Instruction 3 to Item 4 of this Schedule 14A.

(3) Each nominee for election as a director of the registrant.

(4) Each associate of any of the foregoing persons.

Instruction. Except in the case of a solicitation subject to this regulation made in opposition to another solicitation subject to this regulation, this sub-item (a) shall not apply to any interest arising from the ownership of securities of the registrant where the security holder receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class.

(b) *Solicitation subject to Rule 14a–12(c) (§240.14a–12(c)).* With respect to any solicitation subject to Rule 14a–12(c) (§240.14a–12(c)):

(1) Describe briefly any substantial interest, direct or indirect, by security holdings or otherwise, of each participant as defined in paragraphs (a) (ii), (iii), (iv), (v) and (vi) of Instruction 3 to Item 4 of this Schedule 14A, in any matter to be acted upon at the meeting, and include with respect to each participant the following information, or a fair and accurate summary thereof:

(i) Name and business address of the participant.

(ii) The participant's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on.

(iii) State whether or not, during the past ten years, the participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case. A negative answer need not be included in the proxy statement or other soliciting material.

(iv) State the amount of each class of securities of the registrant which the participant owns beneficially, directly or indirectly.

(v) State the amount of each class of securities of the registrant which the participant owns of record but not beneficially.

(vi) State with respect to all securities of the registrant purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date.

(vii) If any part of the purchase price or market value of any of the shares specified in paragraph (b)(1)(vi) of this Item is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities, so state and indicate the amount of the indebtedness as of the latest practicable date. If such funds were borrowed or obtained otherwise than pursuant to a margin account or bank loan in the regular course of business of a bank, broker or dealer, briefly describe the transaction, and state the names of the parties.

(viii) State whether or not the participant is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. If so, name the parties to such contracts, arrangements or understandings and give the details thereof.

(ix) State the amount of securities of the registrant owned beneficially, directly or indirectly, by each of the participant's associates and the name and address of each such associate.

(x) State the amount of each class of securities of any parent or subsidiary of the registrant which the participant owns beneficially, directly or indirectly.

(xi) Furnish for the participant and associates of the participant the information required by Item 404(a) of Regulation S-K (§229.404(a) of this chapter).

(xii) State whether or not the participant or any associates of the participant have any arrangement or understanding with any person—

(A) with respect to any future employment by the registrant or its affiliates; or

(B) with respect to any future transactions to which the registrant or any of its affiliates will or may be a party.

If so, describe such arrangement or understanding and state the names of the parties thereto.

(2) With respect to any person, other than a director or executive officer of the registrant

acting solely in that capacity, who is a party to an arrangement or understanding pursuant to which a nominee for election as director is proposed to be elected, describe any substantial interest, direct or indirect, by security holdings or otherwise, that such person has in any matter to be acted upon at the meeting, and furnish the information called for by paragraphs (b)(1) (xi) and (xii) of this Item.

Instruction: For purposes of this Item 5, beneficial ownership shall be determined in accordance with Rule 13d–3 under the Act (Section 240.13d–3 of this chapter).

Item 6. Voting securities and principal holders thereof, (a) As to each class of voting securities of the registrant entitled to be voted at the meeting (or by written consents or authorizations if no meeting is held), state the number of shares outstanding and the number of votes to which each class is entitled.

(b) State the record date, if any, with respect to this solicitation. If the right to vote or give consent is not to be determined, in whole or in part, by reference to a record date, indicate the criteria for the determination of security holders entitled to vote or give consent.

(c) If action is to be taken with respect to the election of directors and if the persons solicited have cumulative voting rights: (1) Make a statement that they have such rights, (2) briefly describe such rights, (3) state briefly the conditions precedent to the exercise thereof, and (4) if discretionary authority to cumulate votes is solicited, so indicate.

(d) Furnish the information required by Item 403 of Regulation S-K (§229.403 of this chapter) to the extent known by the persons on whose behalf the solicitation is made.

(e) If, to the knowledge of the persons on whose behalf the solicitation is made, a change in control of the registrant has occurred since the beginning of its last fiscal year, state the name of the person(s) who acquired such control, the amount and the source of the consideration used by such person or persons; the basis of the control, the date and a description of the transaction(s) which resulted in the change of control and the percentage of voting securities of the registrant now beneficially owned directly or indirectly by the person(s) who acquired control; and the identity of the person(s) from whom control was assumed. If the source of all or any part of the consideration used is a loan made in the ordinary course of business by a bank as defined by section 3(a)(6) of the Act, the identity of such bank shall be omitted provided a request for confidentiality has been made pursuant to section 13(d)(1)(B) of the Act by the person(s) who acquired control. In lieu thereof, the material shall indicate that the identity of the bank has been so omitted and filed separately with the Commission.

Instruction. 1. State the terms of any loans or pledges obtained by the new control group for the purpose of acquiring control, and the names of the lenders or pledgees.

2. Any arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters should be described.

Item 7. Directors and executive officers. If action is to be taken with respect to the election of directors, furnish the following information in tabular form to the extent practicable. If, however, the solicitation is made on behalf of persons other than the registrant, the information required need be furnished only as to nominees of the persons making the solicitation.

(a) The information required by instruction 4 to Item 103 of Regulation S-K (§229.103 of this chapter) with respect to directors and executive officers.

(b) The information required by Items 401, 404 (a) and (c), and 405 of Regulation S-K (§229.401, §229.404 and §229.405 of this chapter).

(c) The information required by Item 404(b) of Regulation S-K (§229.404 of this chapter).

(d)(1) State whether or not the registrant has standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions. If the registrant has such committees, however designated, identify each committee member, state the number of committee meetings held by each such committee during the last fiscal year and describe briefly the functions performed by such committees. Such disclosure need not be provided to the extent it is duplicative of disclosure provided in accordance with Item 401(i) of Regulation S-K (§229.401(i) of this chapter).

(2)(i) If the registrant does not have a standing nominating committee or committee performing similar functions, state the basis for the view of the board of directors that it is appropriate for the registrant not to have such a committee and identify each director who participates in the consideration of director nominees;

(ii) Provide the following information regarding the registrant's director nomination process:

(A) If the nominating committee has a charter, disclose whether a current copy of the charter is available to security holders on the registrant's Web site. If the nominating committee has a charter and a current copy of the charter is available to security holders on the registrant's Web site, provide the registrant's Web site address. If the nominating committee has a charter and a current copy of the charter is not available to security holders on the registrant's Web site, include a copy of the charter as an appendix to the registrant's proxy statement at least once every three fiscal years. If a current copy of the charter is not available to security holders on the registrant's Web site, and is not included as an appendix to the registrant's proxy statement, identify in which of the prior fiscal years the charter was so included in satisfaction of this requirement;

(B) If the nominating committee does not have a charter, state that fact;

(C) If the registrant is a listed issuer (as defined in §240.10A–3) whose securities are listed on a national securities exchange registered pursuant to section 6(a) of the Act (15 U.S.C. 78f (a)) or in an automated inter-dealer quotation system of a national securities association registered pursuant to section 15A(a) of the Act (15 U.S.C. 78o–3(a)) that has independence requirements for nominating committee members, disclose whether the members of the nominating committee are independent, as independence for nominating committee members is defined in the listing standards applicable to the listed issuer;

(D) If the registrant is not a listed issuer (as defined in §240.10A–3), disclose whether each of the members of the nominating committee is independent. In determining whether a member is independent, the registrant must use a definition of independence of a national securities exchange registered pursuant to section 6(a) of the Act (15 U.S.C. 78f(a)) or a national securities association registered pursuant to section 15A(a) of the Act (15 U.S.C. 78o–3(a)) that has been approved by the Commission (as that definition may be modified or supplemented), and state which definition it used. Whatever definition the registrant chooses, it must apply that definition consistently to all members of the nominating committee and use the independence standards of the same national securities exchange or national securities association for purposes of nominating committee disclosure under this requirement and audit committee disclosure required under paragraph (d)(3)(iv) of Item 7 of Schedule 14A (§240.14a–101);

(E) If the nominating committee has a policy with regard to the consideration of any director candidates recommended by security holders, provide a description of the material elements of that policy, which shall include, but need not be limited to, a statement as to whether the committee will consider director candidates recommended by security holders;

(F) If the nominating committee does not have a policy with regard to the consideration of any

facsimile transmittal

To:	Peter Skillern	Fax:	(919) 667-1558
From:	Bret G. Wilson	Date:	4/27/2006
Re:		Pages:	13 (including cover sheet)
CC:			

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle


CRA-NC

RECEIVED APR 24 2006

COMMUNITY REINVESTMENT ASSOCIATION
of NORTH CAROLINA

April 21, 2006

By Federal Express

Attn: Bret G. Wilson
Corporate Secretary
H&R Block
4400 Main Street
Kansas City, Missouri 64111

Re: Shareholder Proposal and Director Nomination for 2006 Annual Meetings of Shareholders

Dear Mr. Wilson:

We acknowledge receipt of your letter dated April 12, 2006. Regarding your request that we withdraw one of our proposals, we believe that currently there is only one shareholder proposal to be considered for inclusion in the 2006 proxy materials – the Refund Anticipation Loan Proposal ("RAL Proposal") dated March 13, 2006. As for CRA-NC's director nomination, we never requested that it be included in the proxy materials as a shareholder proposal, and the nomination was only characterized as a shareholder proposal in your own letter. Moreover, there is no evidence that the Securities and Exchange Commission ("Commission") has ever considered a director nomination to be a proper subject matter submitted pursuant to Rule 14a-8.

Nevertheless, because H&R Block ("Company") believes that the director nomination constitutes a shareholder proposal we hereby withdraw the nomination as a shareholder proposal. For the avoidance of doubt, this means that CRA-NC is requesting only that the RAL Proposal be included in the 2006 proxy materials.

However, CRA-NC intends to exercise its rights under Rule 14a-7 of the Securities and Exchange Act with respect to its director nomination. Accordingly, we ask that the Company either provide a list of the Company's shareholders or estimate the costs to mail CRA-NC's director nomination materials to its shareholders, all in accordance with Rule 14a-7.

Per your request, the nominee's age is 43, his residence address is 2615 Indian Trail, Durham, North Carolina 27705 and the Community Reinvestment Association of North Carolina which he represents owns 123.79 of common shares. If further

P.O. Box 1929 • 114 West Parrish St. • Second Floor • Durham N.C. 27702 • 919-667-1557 • 919-667-1558 fax • www.cra-nc.org

information is needed to comply with the requirements of the Company's Bylaws regarding director nominations, please let me know.

Please feel free to contact me at the number listed above if you have any questions.

Very truly yours,



Peter Skillern
Executive Director



H&R BLOCK®

tax and financial services
accounting and mortgage services

Bret G. Wilson
Vice President & Secretary

April 12, 2006

Via Facsimile and Overnight Delivery

Mr. Peter Skillern
Executive Director
Community Reinvestment Association of North Carolina
110 Geer Street
Durham, North Carolina 27701

Re: Shareholder Proposals and Director Nomination for 2006 Annual Meeting of Shareholders

Dear Mr. Skillern:

We acknowledge receipt of the following from the Community Reinvestment Association of North Carolina regarding the H&R Block Inc. 2006 Annual meeting of shareholders (the "2006 Shareholders Meeting"):

1. Shareholder proposal dated March 13, 2006 and received on March 13, 2006 pertaining to refund anticipation loans;

2. Director nomination dated March 29, 2006 and received on March 30, 2006 (the "Director Nomination Proposal");

3. Shareholder proposal dated March 30, 2006 and received on March 31, 2006 pertaining to the Express IRA product (the "Express IRA Proposal"); and

4. Withdrawal of the Express IRA Proposal dated April 5, 2006 and received on April 6, 2006.

Because you have requested that we include a statement of nominee qualifications in our 2006 proxy statement, we believe that the Director Nomination Proposal constitutes a shareholder proposal subject to Rule 14a-8 of the Securities and Exchange Act. Thus, we believe that you submitted three shareholder proposals for the 2006 Shareholders Meeting, one of which subsequently was withdrawn. As you probably know, Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for a particular shareholders meeting. Accordingly, we believe that you have exceeded the "one proposal" rule. We request that you withdraw one of the proposals to reduce the number of proposals to one.

4400 Main Street Kansas City, MO 64111
Tel 816 932 4921 Fax 816 753 8628 bwilson@hrblock.com
www.hrblock.com

Under Rule 14a-8(f), your response to this letter must be post-marked or transmitted electronically within fourteen calendar days from the date you receive this letter (the "Response Period"). If you do not transmit your response or cure the procedural defects noted above within the Response Period, we intend to seek a no-action letter from the Securities Exchange Commission (the "SEC") to exclude both of your remaining proposals from the proxy statement. Enclosed for your convenience is a copy of Rule 14a-8.

Please be advised that regardless of which proposal you choose to be considered at the 2006 Shareholders meeting, we intend to submit a no-action request with the SEC pursuant to Rule 14a-8(j) seeking to exclude the proposal for one or more reasons specified in Rule 14a-8(i).

Please also be advised that the Director Nomination Proposal does not comply with Section 20 of our Bylaws, which governs the nomination of director candidates by shareholders. Specifically, your notice of nomination fails to provide the following information as required by our Bylaws:

- the nominee's age;
- the nominee's residence address;
- the class and number of shares of the Company's capital stock the nominee owns; and
- other information regarding the nominee required to be disclosed in proxy solicitations for director elections by Regulation 14A.

To be entitled to submit a nomination for director at the 2006 Shareholders Meeting, you must supply the information to us by June 28, 2006. Please note that timely compliance with the director nomination requirements in our Bylaws would permit you to submit the director nomination in person at the 2006 Shareholders Meeting, but *would not* entitle you to include the nomination and related information in our proxy statement. Enclosed for your convenience is a copy of Section 20 of our Bylaws and Schedule 14A, which sets forth the required Regulation 14A disclosures.

Please contact me at 816-932-4921 if you have any questions.

Very truly yours,



Bret G. Wilson

Enclosures

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Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or

misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998]

BYLAWS - DIRECTOR NOMINATION PROVISION

20. NOMINATIONS FOR ELECTION AS DIRECTORS. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to the board of directors may be made at a meeting of shareholders (i) by or at the direction of the board of directors by any nominating committee or person appointed by the board or (ii) by any shareholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this section 20. Such nominations, other than those made by or at the direction of the board, shall be made pursuant to timely notice in writing to the secretary.

To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the corporation not less than 45 days before the date in the year of the annual meeting corresponding to the date on which the corporation first mailed its proxy materials for the prior year's annual meeting of shareholders. Such shareholder's notice to the secretary shall set forth (a) as to each person whom the shareholder proposes to nominate for election or reelection as a director, such person's name, age, business address, residence address, and principal occupation or employment, the class and number of shares of capital stock of the corporation that are beneficially owned by such person, and any other information relating to such person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended; and (b) as to the shareholder giving the notice, such shareholder's name and record address and the class and number of shares of capital stock of the corporation that are beneficially owned by such shareholder. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth herein.

The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

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PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-101 Schedule 14A. Information required in proxy statement.

Schedule 14A Information

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.)

Filed by the Registrant [ ]

Filed by a party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a–6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material under §240.14a–12

____

(Name of Registrant as Specified In Its Charter)

____

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[ ] No fee required

[ ] Fee computed on table below per Exchange Act Rules 14a–6(i)(1) and 0–11

(1) Title of each class of securities to which transaction applies:

____

(2) Aggregate number of securities to which transaction applies:

____

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0–11 (set forth the amount on which the filing fee is calculated and state how it was determined):

____

(4) Proposed maximum aggregate value of transaction:

____

(5) Total fee paid:

____

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0–11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

____

(2) Form, Schedule or Registration Statement No.:

____

(3) Filing Party:

____

(4) Date Filed:

____

Notes

Notes: A. Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.

B. Where any item calls for information with respect to any matter to be acted upon at the meeting, such item need be answered in the registrant's soliciting material only with respect to proposals to be made by or on behalf of the registrant.

C. Except as otherwise specifically provided, where any item calls for information for a specified period with regard to directors, executive officers, officers or other persons holding specified positions or relationships, the information shall be given with regard to any person who held any of the specified positions or relationships at any time during the period. Information need not be included for any portion of the period during which such person did not hold any such position or relationship, provided a statement to that effect is made.

D. Information may be incorporated by reference only in the manner and to the extent specifically permitted in the items of this schedule. Where incorporation by reference is used, the following shall apply:

1. Any incorporation by reference of information pursuant to the provisions of this schedule shall be subject to the provisions of §228.10(f) and §229.10(d) of this chapter restricting incorporation by reference of documents which incorporate by reference other information. A registrant incorporating any documents, or portions of documents, shall include a statement on the last page(s) of the proxy statement as to which documents, or portions of documents, are incorporated by reference. Information shall not be incorporated by reference in any case where such incorporation would render the statement incomplete, unclear or confusing.

2. If a document is incorporated by reference but not delivered to security holders, include an undertaking to provide, without charge, to each person to whom a proxy statement is delivered, upon written or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any and all of the information that has been incorporated by reference in the proxy statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the proxy statement incorporates), and the address (including title or department) and telephone numbers to which such a request is to be directed. This includes information contained in documents filed subsequent to the date on which definitive copies of the proxy statement are sent or given to security holders, up to the date of responding to the request.

3. If a document or portion of a document other than an annual report sent to security holders pursuant to the requirements of Rule 14a–3 (§240.14a–3 of this chapter) with respect to the same meeting or solicitation of consents or authorizations as that to which the proxy statement relates is incorporated by reference in the manner permitted by Item 13(b) or 14(e)(1) of this schedule, the proxy statement must be sent to security holders no later than 20 business days prior to the date on which the meeting of such security holders is held or, if no meeting is held, at least 20 business days prior to the date the votes, consents or authorizations may be used to effect the corporate action.

4. *Electronic filings.* If any of the information required by Items 13 or 14 of this Schedule is incorporated by reference from an annual or quarterly report to security holders, such report, or any portion thereof incorporated by reference, shall be filed in electronic format with the proxy statement. This provision shall not apply to registered investment companies.

E. In Item 13 of this Schedule, the reference to "meets the requirements of Form S–2" shall refer to a registrant which meets the requirements for use of Form S–2 (§239.12 of this chapter) and the reference to "meets the requirement of Form S–3" shall refer to a registrant which meets the following requirements:

(1) The registrant meets the requirements of General Instruction I.A. of Form S–3 (§239.13 of

terms do not include a bank, broker or dealer who, in the ordinary course of business, lends money or executes orders for the purchase or sale of securities and who is not otherwise a participant; and

(vi) Any person who solicits proxies.

(b) The terms "participant" and "participant in a solicitation" do not include:

(i) Any person or organization retained or employed by a participant to solicit security holders and whose activities are limited to the duties required to be performed in the course of such employment;

(ii) Any person who merely transmits proxy soliciting material or performs other ministerial or clerical duties;

(iii) Any person employed by a participant in the capacity of attorney, accountant, or advertising, public relations or financial adviser, and whose activities are limited to the duties required to be performed in the course of such employment;

(iv) Any person regularly employed as an officer or employee of the registrant or any of its subsidiaries who is not otherwise a participant; or

(v) Any officer or director of, or any person regularly employed by, any other participant, if such officer, director or employee is not otherwise a participant.

Item 5. Interest of certain Persons in Matters To Be Acted Upon—a) *Solicitations not subject to Rule 14a–12(c) (§240.14a–12(c)).* Describe briefly any substantial interest, direct or indirect, by security holdings or otherwise, of each of the following persons in any matter to be acted upon, other than elections to office:

(1) If the solicitation is made on behalf of the registrant, each person who has been a director or executive officer of the registrant at any time since the beginning of the last fiscal year.

(2) If the solicitation is made otherwise than on behalf of the registrant, each participant in the solicitation, as defined in paragraphs (a) (iii), (iv), (v), and (vi) of Instruction 3 to Item 4 of this Schedule 14A.

(3) Each nominee for election as a director of the registrant.

(4) Each associate of any of the foregoing persons.

Instruction. Except in the case of a solicitation subject to this regulation made in opposition to another solicitation subject to this regulation, this sub-item (a) shall not apply to any interest arising from the ownership of securities of the registrant where the security holder receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class.

(b) *Solicitation subject to Rule 14a–12(c) (§240.14a–12(c)).* With respect to any solicitation subject to Rule 14a–12(c) (§240.14a–12(c)):

(1) Describe briefly any substantial interest, direct or indirect, by security holdings or otherwise, of each participant as defined in paragraphs (a) (ii), (iii), (iv), (v) and (vi) of Instruction 3 to Item 4 of this Schedule 14A, in any matter to be acted upon at the meeting, and include with respect to each participant the following information, or a fair and accurate summary thereof:

(i) Name and business address of the participant.

(ii) The participant's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on.

(iii) State whether or not, during the past ten years, the participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case. A negative answer need not be included in the proxy statement or other soliciting material.

(iv) State the amount of each class of securities of the registrant which the participant owns beneficially, directly or indirectly.

(v) State the amount of each class of securities of the registrant which the participant owns of record but not beneficially.

(vi) State with respect to all securities of the registrant purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date.

(vii) If any part of the purchase price or market value of any of the shares specified in paragraph (b)(1)(vi) of this Item is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities, so state and indicate the amount of the indebtedness as of the latest practicable date. If such funds were borrowed or obtained otherwise than pursuant to a margin account or bank loan in the regular course of business of a bank, broker or dealer, briefly describe the transaction, and state the names of the parties.

(viii) State whether or not the participant is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. If so, name the parties to such contracts, arrangements or understandings and give the details thereof.

(ix) State the amount of securities of the registrant owned beneficially, directly or indirectly, by each of the participant's associates and the name and address of each such associate.

(x) State the amount of each class of securities of any parent or subsidiary of the registrant which the participant owns beneficially, directly or indirectly.

(xi) Furnish for the participant and associates of the participant the information required by Item 404(a) of Regulation S-K (§229.404(a) of this chapter).

(xii) State whether or not the participant or any associates of the participant have any arrangement or understanding with any person—

(A) with respect to any future employment by the registrant or its affiliates; or

(B) with respect to any future transactions to which the registrant or any of its affiliates will or may be a party.

If so, describe such arrangement or understanding and state the names of the parties thereto.

(2) With respect to any person, other than a director or executive officer of the registrant

acting solely in that capacity, who is a party to an arrangement or understanding pursuant to which a nominee for election as director is proposed to be elected, describe any substantial interest, direct or indirect, by security holdings or otherwise, that such person has in any matter to be acted upon at the meeting, and furnish the information called for by paragraphs (b)(1) (xi) and (xii) of this Item.

Instruction: For purposes of this Item 5, beneficial ownership shall be determined in accordance with Rule 13d–3 under the Act (Section 240.13d–3 of this chapter).

Item 6. Voting securities and principal holders thereof, (a) As to each class of voting securities of the registrant entitled to be voted at the meeting (or by written consents or authorizations if no meeting is held), state the number of shares outstanding and the number of votes to which each class is entitled.

(b) State the record date, if any, with respect to this solicitation. If the right to vote or give consent is not to be determined, in whole or in part, by reference to a record date, indicate the criteria for the determination of security holders entitled to vote or give consent.

(c) If action is to be taken with respect to the election of directors and if the persons solicited have cumulative voting rights: (1) Make a statement that they have such rights, (2) briefly describe such rights, (3) state briefly the conditions precedent to the exercise thereof, and (4) if discretionary authority to cumulate votes is solicited, so indicate.

(d) Furnish the information required by Item 403 of Regulation S-K (§229.403 of this chapter) to the extent known by the persons on whose behalf the solicitation is made.

(e) If, to the knowledge of the persons on whose behalf the solicitation is made, a change in control of the registrant has occurred since the beginning of its last fiscal year, state the name of the person(s) who acquired such control, the amount and the source of the consideration used by such person or persons; the basis of the control, the date and a description of the transaction(s) which resulted in the change of control and the percentage of voting securities of the registrant now beneficially owned directly or indirectly by the person(s) who acquired control; and the identity of the person(s) from whom control was assumed. If the source of all or any part of the consideration used is a loan made in the ordinary course of business by a bank as defined by section 3(a)(6) of the Act, the identity of such bank shall be omitted provided a request for confidentiality has been made pursuant to section 13(d)(1)(B) of the Act by the person(s) who acquired control. In lieu thereof, the material shall indicate that the identity of the bank has been so omitted and filed separately with the Commission.

Instruction. 1. State the terms of any loans or pledges obtained by the new control group for the purpose of acquiring control, and the names of the lenders or pledgees.

2. Any arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters should be described.

Item 7. Directors and executive officers. If action is to be taken with respect to the election of directors, furnish the following information in tabular form to the extent practicable. If, however, the solicitation is made on behalf of persons other than the registrant, the information required need be furnished only as to nominees of the persons making the solicitation.

(a) The information required by instruction 4 to Item 103 of Regulation S-K (§229.103 of this chapter) with respect to directors and executive officers.

(b) The information required by Items 401, 404 (a) and (c), and 405 of Regulation S-K (§229.401, §229.404 and §229.405 of this chapter).

(c) The information required by Item 404(b) of Regulation S-K (§229.404 of this chapter).

(d)(1) State whether or not the registrant has standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions. If the registrant has such committees, however designated, identify each committee member, state the number of committee meetings held by each such committee during the last fiscal year and describe briefly the functions performed by such committees. Such disclosure need not be provided to the extent it is duplicative of disclosure provided in accordance with Item 401(i) of Regulation S-K (§229.401(i) of this chapter).

(2)(i) If the registrant does not have a standing nominating committee or committee performing similar functions, state the basis for the view of the board of directors that it is appropriate for the registrant not to have such a committee and identify each director who participates in the consideration of director nominees;

(ii) Provide the following information regarding the registrant's director nomination process:

(A) If the nominating committee has a charter, disclose whether a current copy of the charter is available to security holders on the registrant's Web site. If the nominating committee has a charter and a current copy of the charter is available to security holders on the registrant's Web site, provide the registrant's Web site address. If the nominating committee has a charter and a current copy of the charter is not available to security holders on the registrant's Web site, include a copy of the charter as an appendix to the registrant's proxy statement at least once every three fiscal years. If a current copy of the charter is not available to security holders on the registrant's Web site, and is not included as an appendix to the registrant's proxy statement, identify in which of the prior fiscal years the charter was so included in satisfaction of this requirement;

(B) If the nominating committee does not have a charter, state that fact;

(C) If the registrant is a listed issuer (as defined in §240.10A–3) whose securities are listed on a national securities exchange registered pursuant to section 6(a) of the Act (15 U.S.C. 78f (a)) or in an automated inter-dealer quotation system of a national securities association registered pursuant to section 15A(a) of the Act (15 U.S.C. 78o–3(a)) that has independence requirements for nominating committee members, disclose whether the members of the nominating committee are independent, as independence for nominating committee members is defined in the listing standards applicable to the listed issuer;

(D) If the registrant is not a listed issuer (as defined in §240.10A–3), disclose whether each of the members of the nominating committee is independent. In determining whether a member is independent, the registrant must use a definition of independence of a national securities exchange registered pursuant to section 6(a) of the Act (15 U.S.C. 78f(a)) or a national securities association registered pursuant to section 15A(a) of the Act (15 U.S.C. 78o–3(a)) that has been approved by the Commission (as that definition may be modified or supplemented), and state which definition it used. Whatever definition the registrant chooses, it must apply that definition consistently to all members of the nominating committee and use the independence standards of the same national securities exchange or national securities association for purposes of nominating committee disclosure under this requirement and audit committee disclosure required under paragraph (d)(3)(iv) of Item 7 of Schedule 14A (§240.14a–101);

(E) If the nominating committee has a policy with regard to the consideration of any director candidates recommended by security holders, provide a description of the material elements of that policy, which shall include, but need not be limited to, a statement as to whether the committee will consider director candidates recommended by security holders;

(F) If the nominating committee does not have a policy with regard to the consideration of any

facsimile transmittal

To:	Peter Skillern	**Fax:**	(919) 667-1558
From:	Bret G. Wilson	**Date:**	4/12/2006
Re:		**Pages:**	16 (including cover sheet)
CC:			

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

RECEIVED APR 06 2006



COMMUNITY REINVESTMENT ASSOCIATION
of NORTH CAROLINA

April 5, 2006

By Facsimile and Federal Express

Attn: Corporate Secretary
H&R Block
4400 Main Street
Kansas City, Missouri 64111

Re: Withdrawal of Proposal for 2006 Annual Meeting of Shareholders

Dear Mr. Secretary:

Pursuant to a letter dated as of March 30, 2006 (the "Submittal Letter"), the Community Reinvestment Association of North Carolina ("CRA-NC"), a shareholder of H&R Block (the "Company"), submitted a proposal concerning the Company's practice of offering "Express IRA" accounts (the "Proposal") for consideration at the Company's annual meeting of shareholders in 2006. The Submittal Letter requested that the Proposal be included in the Company's proxy materials in accordance with Rule 14a-8 of the general rules and regulations promulgated under the Securities Exchange Act of 1934. For your reference, a copy of the Submittal Letter and the Proposal are attached hereto.

By this letter CRA-NC withdraws the Proposal included in the Submission Letter and retracts the request that it be included in the Company's proxy materials. While CRA-NC continues to be concerned about the Company's practice of offering "Express IRA" accounts, on reflection we do not believe it is appropriate to submit the Proposal at this time and, instead, look forward to the opportunity for a constructive conversation about this product with the Company in the near future.

Thank you for your prompt attention to this matter.

Very truly yours,

Peter Skillern
Executive Director

Enclosures

P.O. Box 1929 • 114 West Parrish St. • Second Floor • Durham N.C. 27702 • 919-667-1557 • 919-667-1558 fax • www.cra-nc.org

WHEREAS:

H&R Block, Inc., ("H&R Block") through its subsidiary H&R Block Financial Advisors, Inc., ("H&R Block Financial Advisors") offers a personal financial product called the "Express IRA."

H&R Block markets the Express IRA to clients for whom it prepares tax returns. Through this strategy, H&R Block has opened more than 500,000 Express IRA accounts in the past two years.

The New York Attorney General ("Attorney General") has brought an action against H&R Block and H&R Block Financial Advisors for fraudulent business practices, deceptive acts and practices, common law fraud, and breach of fiduciary duty in connection with their marketing of the Express IRA.

The Attorney General has alleged that:

> Express IRA accounts more often than not will shrink over time because its only investment option is a money market account with an interest rate that that is lower than the rate of inflation and which is insufficient to cover the fees charged by H&R Block.
>
> H&R Block and H&R Block Financial Advisors do not adequately disclose that the Express accounts are poor investment vehicles due to their reliance on money market accounts.
>
> Hundreds of thousands of the low-income customers targeted by H&R Block lost money by investing in an Express IRA.
>
> "[T]he median Express IRA account, with a balance of $323, has earned about $3.00 in interest per year." This is not enough to cover the following fees: (1) $10 annual maintenance fee for the product; (2) a $15 set-up fee; (3) a $15 re-contribution fee; (4) a $25 account termination fee (which at one point was $75); and (5) duplicative "tax complexity" fees, averaging $20 per client, charged by H&R Block to file the requisite IRA-related tax forms.
>
> H&R Block fails to disclose the full extent of the fees associated with the Express IRA; fails to adequately warn its customers that these fees will reduce their principal over time unless they make large and repeated deposits; fails to adequately warn customers that an Express IRA is inappropriate for short-term savings needs; and fails to provide its low-income customers with adequate guidance in determining whether the Express IRA is a suitable investment. H&R Block's wholly inadequate disclosures violate New York law and are particularly egregious in light of its fiduciary duties as a "financial partner."

Based on the complaint brought by the Attorney General, future litigation and regulatory proceedings related Express IRA accounts could have a material adverse effect on H&R Block's financial condition.

RESOLVED:

Shareholders request that the Board of Directors implement a policy mandating that the Company cease its current practice of marketing Express IRAs to consumers, develop higher standards for any future marketing of such products, and ensure that any future marketing of Express IRAs is done with sufficient disclosure of the investment vehicles used, expected rates of return, and scheduled fees. In addition, shareholders request that the Board of Directors commission a study on how it can better structure Express IRA accounts to meet the company's interest in offering responsible retirement investment vehicles to its customers.


CRA-NC

RECEIVED MAR 31 2006

COMMUNITY REINVESTMENT ASSOCIATION
of NORTH CAROLINA

March 30, 2006

By Federal Express

Attn: Corporate Secretary
H&R Block
4400 Main Street
Kansas City, Missouri 64111

Re: Proposal for 2006 Annual Meeting of Shareholders

Dear Mr. Secretary:

I am the Executive Director of The Community Reinvestment Association of North Carolina ("CRA-NC") and I am hereby authorized to notify you of our intention to file a shareholder proposal for consideration at the H&R Block (the "Company") annual meeting of shareholders in 2006. Pursuant to Rule 14a-8 of the general rules and regulations promulgated under the Securities Exchange Act of 1934, the enclosed shareholder proposal is hereby submitted for inclusion in the Company's proxy materials.

CRA-NC is a non-profit corporation that promotes and protects community wealth and is a shareholder of the Company. We have concerns that the Company's practice of offering "Express IRA" accounts constitutes fraudulent marketing and deceptive business practices. These low-interest high-fee accounts are harmful to the consumers to whom they are marketed and violate public policy. As you likely know, recent responses by the Securities and Exchange Commission (the "SEC") to requests for No-Action Letters have indicated that shareholder proposals that raise important public policy issues are not excludable by virtue of Rule 14a-8(i)(3), Rule 14a-8(i)(7) or Rule 14a-8(i)(10). See Bank of America Corporation, SEC No-Action Letter, 2006 SEC No-Act. Lexis 234 (February 23, 2006); See also Conseco, Inc., SEC No-Action Letter, 2001 SEC No-Act. Lexis 483 (April 5, 2001); Associates First Capital Corporation, SEC No-Action Letter, 2000 SEC No-Act. Lexis 314 (March 13, 2000).

CRA-NC is the beneficial owner of 123.79 shares (the "Shares") of the Company's common stock, which represents at least $2,737.21 in market value of the Company's common stock. CRA-NC has held the Shares for over a year from the date of this letter and intends to maintain ownership of the Shares at least through the date of the 2006 annual meeting of shareholders. Enclosed is a letter from the record holder verifying CRA-NC's ownership of the Shares. CRA-NC will attend the 2006 annual meeting of shareholders to present its proposal.

P.O. Box 1929 • 114 West Parrish St. • Second Floor • Durham N.C. 27702 • 919-667-1557 • 919-667-1558 fax • www.cra-nc.org

We would welcome dialogue on the issues raised in our proposal with representatives of the Company. Please feel free to contact me at the number listed above.

Very truly yours,



Peter Skillern
Executive Director

Enclosures

WHEREAS:

H&R Block, Inc., ("H&R Block") through its subsidiary H&R Block Financial Advisors, Inc., ("H&R Block Financial Advisors") offers a personal financial product called the "Express IRA."

H&R Block markets the Express IRA to clients for whom it prepares tax returns. Through this strategy, H&R Block has opened more than 500,000 Express IRA accounts in the past two years.

The New York Attorney General ("Attorney General") has brought an action against H&R Block and H&R Block Financial Advisors for fraudulent business practices, deceptive acts and practices, common law fraud, and breach of fiduciary duty in connection with their marketing of the Express IRA.

The Attorney General has alleged that:

> Express IRA accounts more often than not will shrink over time because its only investment option is a money market account with an interest rate that that is lower than the rate of inflation and which is insufficient to cover the fees charged by H&R Block.
>
> H&R Block and H&R Block Financial Advisors do not adequately disclose that the Express accounts are poor investment vehicles due to their reliance on money market accounts.
>
> Hundreds of thousands of the low-income customers targeted by H&R Block lost money by investing in an Express IRA.
>
> "[T]he median Express IRA account, with a balance of $323, has earned about $3.00 in interest per year." This is not enough to cover the following fees: (1) $10 annual maintenance fee for the product; (2) a $15 set-up fee; (3) a $15 re-contribution fee; (4) a $25 account termination fee (which at one point was $75); and (5) duplicative "tax complexity" fees, averaging $20 per client, charged by H&R Block to file the requisite IRA-related tax forms.
>
> H&R Block fails to disclose the full extent of the fees associated with the Express IRA; fails to adequately warn its customers that these fees will reduce their principal over time unless they make large and repeated deposits; fails to adequately warn customers that an Express IRA is inappropriate for short-term savings needs; and fails to provide its low-income customers with adequate guidance in determining whether the Express IRA is a suitable investment. H&R Block's wholly inadequate disclosures violate New York law and are particularly egregious in light of its fiduciary duties as a "financial partner."

Based on the complaint brought by the Attorney General, future litigation and regulatory proceedings related Express IRA accounts could have a material adverse effect on H&R Block's financial condition.

RESOLVED:

Shareholders request that the Board of Directors implement a policy mandating that the Company cease its current practice of marketing Express IRAs to consumers, develop higher standards for any future marketing of such products, and ensure that any future marketing of Express IRAs is done with sufficient disclosure of the investment vehicles used, expected rates of return, and scheduled fees. In addition, shareholders request that the Board of Directors commission a study on how it can better structure Express IRA accounts to meet the company's interest in offering responsible retirement investment vehicles to its customers.

Charles Schwab & Co., Inc.
P.O. Box 628291
Orlando, FL 32862-8291

charles SCHWAB

March 13, 2006

Account Number: 1206-1734

Joel Skillern
Stella Adams
Andrea Manson
Po Box 1929
Durham, NC 27702-1929

RE: H&R Block Position
Swiss Job ID: 4598915

To Whom It May Concern:

Thank you for choosing Charles Schwab & Co., Inc. for your investment needs.

This letter confirms the purchase date and value of a security held on the account of the Community Reinvestment Association of North Carolina:

August 27, 2003: 60 shares of H&R Block for $2,611.15

The letter also confirms that for this security you have held a minimum of $2,000 of stock continuously for the last 12 months. Should you have any questions regarding this matter, please do not hesitate to call us at 800-472-9813.

Sincerely,

Martin Kurtz
UFG5
800-472-9813
UFEK

RECEIVED MAR 3 0 2006


CRA-NC

COMMUNITY REINVESTMENT ASSOCIATION
of NORTH CAROLINA

March 29, 2006

By Federal Express

Attn: Corporate Secretary
H&R Block
4400 Main Street
Kansas City, Missouri 64111

Re: Director Nomination for 2006 Annual Meeting of Shareholders

Dear Mr. Secretary:

I am the Executive Director of The Community Reinvestment Association of North Carolina ("CRA-NC") and I am hereby authorized to notify you of CRA-NC's intention to nominate myself, Peter Skillern, for the position of director of H&R Block, Inc. ("Company"), pursuant to Article 20(ii) of the Company's bylaws, for consideration at the Company's annual meeting of shareholders in 2006. Please include the enclosed statement in your 2006 proxy statement.

CRA-NC is the beneficial owner of 123.79 shares (the "Shares") of the Company's common stock, which represents at least $2,737.21 in market value of the Company's common stock. CRA-NC has held the Shares for over a year from the date of this letter and intends to maintain ownership of the Shares at least through the date of the 2006 annual meeting of shareholders. Enclosed is a letter from the record holder verifying CRA-NC's ownership of the Shares. CRA-NC will attend the 2006 annual meeting of shareholders to present its nomination.

Very truly yours,

Peter Skillern
Executive Director

Enclosures

P.O. Box 1929 • 114 West Parrish St. • Second Floor • Durham N.C. 27702 • 919-667-1557 • 919-667-1558 fax • www.cra-nc.org

Nominee's Statement of Qualifications:

Peter Skillern is the Executive Director of the Community Reinvestment Association of North Carolina ("CRA-NC"). CRA-NC is a nonprofit agency whose mission is to promote and protect community wealth. Under the leadership of Mr. Skillern, CRA-NC has emerged as a national voice on the issue of predatory lending and the need for reforms in the subprime lending markets. In the year 2000, he served as a member of the HUD/Treasury Task Force on Predatory Lending and the HUD GSE Advisory Committee. In 2001, he testified before Congress on the secondary market and subprime lending. In 2002, CRA-NC received the James Rouse Award for Excellence in Community Reinvestment from the National Community Reinvestment Coalition. In 2003, CRA-NC received the North Carolina Low Income Housing Coalition's Sister Barbara Sullivan Award for addressing affordable housing needs in North Carolina. In 2004, Skillern received the National Fair Housing Alliance's Annual Award for exceptional contributions to fair lending in the United States. Skillern has twenty years experience in the field of housing and community development, having previously worked with the National Low Income Housing Coalition in Washington, DC. He holds a Masters degree in City and Regional Planning from UNC-Chapel Hill, and is a founder and officer of the North Carolina Fair Housing Center.

Charles Schwab & Co., Inc.
P.O. Box 628291
Orlando, FL 32862-8291

charles SCHWAB

March 13, 2006

Account Number: 1206-1734

Joel Skillern
Stella Adams
Andrea Manson
Po Box 1929
Durham, NC 27702-1929

RE: H&R Block Position
Swiss Job ID: 4598915

To Whom It May Concern:

Thank you for choosing Charles Schwab & Co., Inc. for your investment needs.

This letter confirms the purchase date and value of a security held on the account of the Community Reinvestment Association of North Carolina:

August 27, 2003: 60 shares of H&R Block for $2,611.15

The letter also confirms that for this security you have held a minimum of $2,000 of stock continuously for the last 12 months. Should you have any questions regarding this matter, please do not hesitate to call us at 800-472-9813.

Sincerely,

Martin Kurtz
UFG5
800-472-9813
UFEK


CRA-NC

COMMUNITY REINVESTMENT ASSOCIATION
of NORTH CAROLINA

MAR 13 2006

March 13, 2006

By Federal Express

Attn: Corporate Secretary
H&R Block
4400 Main Street
Kansas City, Missouri 64111

Re: Proposal for 2006 Annual Meeting of Shareholders

Dear Mr. Secretary:

I am the Executive Director of The Community Reinvestment Association of North Carolina ("CRA-NC") and I am hereby authorized to notify you of our intention to file a shareholder proposal for consideration at the H&R Block (the "Company") annual meeting of shareholders in 2006. Pursuant to Rule 14a-8 of the general rules and regulations promulgated under the Securities Exchange Act of 1934, the enclosed shareholder proposal is hereby submitted for inclusion in the Company's proxy materials.

CRA-NC is a non-profit corporation that promotes and protects community wealth and is a shareholder of the Company. We have concerns that the Company's practice of issuing refund anticipation loans and refund anticipation checks (collectively, "RALs") constitutes predatory lending. Issuing high interest RALs is harmful to the consumers to whom RALs are marketed and such loans violate public policy. As you likely know, recent responses by the Securities and Exchange Commission (the "SEC") to requests for No-Action Letters have indicated that shareholder proposals on predatory lending raise important public policy issues and are not excludable by virtue of Rule 14a-8(i)(3), Rule 14a-8(i)(7) or Rule 14a-8(i)(10). See Bank of America Corporation, SEC No-Action Letter, 2006 SEC No-Act. Lexis 234 (February 23, 2006); See also Conseco, Inc., SEC No-Action Letter, 2001 SEC No-Act. Lexis 483 (April 5, 2001); Associates First Capital Corporation, SEC No-Action Letter, 2000 SEC No-Act. Lexis 314 (March 13, 2000).

CRA-NC is the beneficial owner of 123.79 shares (the "Shares") of the Company's common stock, which represents at least $2,737.21 in market value of the Company's common stock. CRA-NC has held the Shares for over a year from the date of this letter and intends to maintain ownership of the Shares at least through the date of the 2006 annual meeting of shareholders. Enclosed is a letter from the record holder verifying CRA-NC's ownership of the Shares. CRA-NC will attend the 2006 annual meeting of shareholders to present its proposal.

PO Box 1929 • 114 West Parrish St. • Second Floor • Durham N.C. 27702 • 919-667-1557 • 919-667-1558 fax • www.cra-nc.org

We would welcome dialogue on the issues raised in our proposal with representatives of the Company. Please feel free to contact me at the number listed above.

Very truly yours,



Peter Skillern
Executive Director

Enclosures

WHEREAS:

H&R Block, Inc. ("H&R Block"), through a partnership with Household Tax Masters, Inc. and Imperial Capital Bank, provides short-term consumer loans to taxpayers in the form of refund anticipation loans and refund anticipation checks (collectively, "RALs"). RALs are short-term loans issued to consumers for the maximum amount of their expected federal tax refund. Data suggests that RALs providers, including H&R Block, target low-income individuals and particularly recipients of the EITC with this product. For example, though they are the least able to afford the costs, in 2003 79% of consumers who took out RALs were low-income;

We believe that there is an appropriate role for short-term consumer loans in the marketplace when such lending is done responsibly;

However, we believe that the RALs offered by H&R Block do not constitute responsible lending because, in our opinion, H&R Block charges unreasonable interests rates (with APR's from 150% to 400%) and high fees for extremely short-term loans that provide little economic value to borrowers;

Because of the high costs and limited economic value of RALs, we believe that these loans are predatory;

Further, federal and state regulators also recognize RALs as predatory. For example, the California Attorney General recently brought an action against H&R Block for its RALs lending practices. Further, the FDIC has recently indicated that it did not see any economic benefit to consumers from these loans.

In our opinion, this practice is not only detrimental to consumers, but also costly for H&R Block shareholders;

As described in H&R Block's 2005 Form 10-K, it has been the defendant in numerous lawsuits related to its RAL practices, including those with claims that RAL interest rates are usurious or unconscionable, that RAL activities constitute a breach of state laws on credit service organizations, and that RAL activities constitute unfair or deceptive practices;

Some of these cases have cost H&R Block substantial amounts of money. For example, one such case recently settled for $43.5 million;

Further, as described in the Form 10-K, future litigation and regulatory proceedings related to RALs could have a material adverse effect on H&R Block's financial condition;

RESOLVED:

Shareholders request that the Board of Directors implement a policy mandating that the Company cease its current practice of issuing high-interest RALs, develop higher standards for any future issuance of RALs, and ensure that if the Company issues RALs in the future, such RALs are issued with an interest rate and accompanying fees that are reasonable and in compliance with all applicable laws.

Charles Schwab & Co., Inc.
P.O. Box 628291
Orlando, FL 32862-8291

charles SCHWAB

March 13, 2006

Account Number: 1206-1734

Joel Skillern
Stella Adams
Andrea Manson
Po Box 1929
Durham, NC 27702-1929

RE: H&R Block Position
Swiss Job ID: 4598915

To Whom It May Concern:

Thank you for choosing Charles Schwab & Co., Inc. for your investment needs.

This letter confirms the purchase date and value of a security held on the account of the Community Reinvestment Association of North Carolina:

August 27, 2003: 60 shares of H&R Block for $2,611.15

The letter also confirms that for this security you have held a minimum of $2,000 of stock continuously for the last 12 months. Should you have any questions regarding this matter, please do not hesitate to call us at 800-472-9813.

Sincerely,

Martin Kurtz
UFG5
800-472-9813
UFEK



STINSON
MORRISON
HECKER LLP

www.stinsonmoheck.com

1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (888) 215-6170

May 4, 2006

H&R Block, Inc.
4400 Main Street
Kansas City, MO 64111

Re: Omission of Shareholder Proposal of the Community Reinvestment Association of North Carolina

Ladies and Gentlemen:

By letter dated March 13, 2006, Community Reinvestment Association of North Carolina (the "Proponent") has requested the inclusion of a shareholder proposal (the "Proposal") and supporting statement in the proxy materials being prepared in connection with the 2006 annual meeting of shareholders (the "Annual Meeting") of H&R Block, Inc., a Missouri corporation (the "Company"). The Proposal is a shareholder resolution which requests that the Company's board of directors (the "Board of Directors") (i) implement a policy mandating that the Company cease its current practice of issuing high-interest refund anticipation loans ("RALs"), (ii) develop higher standards for any future issuance of RALs and (iii) ensure that, if the Company issues RALs in the future, such RALs are issued with an interest rate and accompanying fees that are reasonable and in compliance with all applicable laws. The Proponent has also provided a supporting statement which endeavors to justify such action and obtain proxy support. You have requested our opinion regarding whether the implementation of the Proponent's proposal would result in an actionable breach under the Company's existing contractual agreements. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Block Letter (defined below).

Documents Reviewed/Scope of Investigation

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Proposal and the supporting statement;

(ii) that certain Request for No-Action Letter, of even date herewith (the "Block Letter"), from the Company to the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), regarding the Company's desire to exclude the Proposal from its proxy statement and form of proxy for the Annual Meeting;

KANSAS CITY
OVERLAND PARK
WICHITA
WASHINGTON, D.C.
PHOENIX
ST. LOUIS
OMAHA
JEFFERSON CITY

(iii) the Retail Distribution Agreement;

(iv) the Digital Distribution Agreement;

(v) the Participation Agreement;

(vi) the Servicing Agreement;

(vii) the Definition Appendix; and

(viii) such other certificates, documents, records and papers, as we have deemed necessary and relevant as a basis for this opinion.

The documents listed in items (iii) through (vii) are referred to in this opinion letter as the "Reviewed Agreements". The Reviewed Agreements, pursuant to their terms, are governed by the laws of the State of Missouri.

With respect to the Reviewed Agreements, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; (iv) the due authorization, execution and delivery of the Reviewed Agreements by all of the parties thereto; (v) the Reviewed Agreements are valid and binding obligations of each party thereto (other than the Company and its subsidiaries); (vi) there are no agreements, understandings, waivers, amendments or supplements that could vary the terms of the Reviewed Agreements; and (vii) the Reviewed Agreements that we have reviewed are in full force and effect and have not been terminated. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assumed that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete to be true, complete and accurate in all material respects.

Opinion

For the reasons articulated below, it is our opinion that, under the laws of the State of Missouri, the Proposal if implemented would cause the Company and its subsidiaries to breach existing contractual agreements, which breaches would be actionable under Missouri law.

It is our opinion that (1) the Retail Distribution Agreement is a valid and binding obligation of H&R Block Services, Inc., H&R Block Tax Services, Inc., H&R Block Enterprises, Inc., H&R Block Eastern Enterprises, Inc., H&R Block Digital Tax Solutions, LLC, H&R Block Associates, L.P., HRB Royalty, Inc. and

H&R Block, Inc.; (2) the Digital Distribution Agreement is a valid and binding obligation of H&R Block Digital Tax Solutions, LLC and H&R Block Services, Inc.; (3) the Participation Agreement is a valid and binding obligation of Block Financial Corporation; and (4) the Servicing Agreement is a valid and binding obligation of Block Financial Corporation.

We hereby concur with the legal analysis in the Block Letter in Part I of the Analysis section ("The Proposal may be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6), because the Proposal, if implemented, would cause the Company to breach existing contractual obligations.") with respect to the provisions of the Reviewed Agreements that would be breached if the Proposal were implemented.

It is well established law in the State of Missouri that clear and unambiguous contracts are enforceable in accordance with their terms. *See* State ex rel. National Life Insurance Co. v. Allen, 256 S.W. 737 (1923). It is our opinion that the sections of the Reviewed Agreements that are identified in the Block Letter as being breached as a result of implementing the Proposal are enforceable in accordance with their terms under Missouri law, subject to the effect of applicable bankruptcy, insolvency, reorganization, receivership, arrangement, moratorium, assignment for the benefit of creditors and other similar laws affecting the rights and remedies of creditors. The Company and its subsidiaries do not have the authority under the Reviewed Agreements to unilaterally ignore those provisions of the contracts. Each Reviewed Agreement further provides that such agreement can only be amended in writing with the consent of all of the parties to such agreement. The Reviewed Agreements do not contain mechanisms pursuant to which the relevant provisions may be waived or otherwise ignored unilaterally by the Company or its subsidiaries. Any such action by the Company and its subsidiaries would permit HSBC to pursue legal remedies against the Company and its subsidiaries for breach of contract, including monetary damages.

The opinions expressed herein are given only with respect to the present status of the laws of the State of Missouri. We express no opinion as to any matter arising under the laws of any other jurisdiction. This letter is given as of the date hereof, and we assume no obligation to update or supplement this letter in response to subsequent changes in the law or future events or circumstances.

This opinion letter is rendered only to the Company and is solely for its benefit. This opinion letter may not be relied upon or used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person for any purpose whatsoever, without obtaining in each instance our prior written consent; provided, however, we hereby consent to the Company furnishing a copy of this opinion to the Commission in connection with the Block Letter.

STINSON MORRISON HECKER LLP

Stinson Morrison Hecker LLP


H&R BLOCK®

RECEIVED

2006 JUN 21 PM 1:33

CHIEF COUNSEL
CORPORATION FINANCE

tax and financial services
accounting and mortgage services

Bret Wilson
Vice President & Secretary

June 19, 2006

Via Overnight Delivery

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Response of H&R Block, Inc. to Response Letter of the Community Reinvestment Association of North Carolina Regarding Exclusion of Shareholder Proposal

Dear Ladies and Gentlemen:

On May 4, 2006, H&R Block, Inc. (the "Company") submitted a letter (the "Initial Letter") to the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") requesting that the staff of the Commission (the "Staff") concur with the Company's view that the Company was entitled to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Community Reinvestment Association of North Carolina (the "Proponent").

In response to the Initial Letter, the Proponent delivered to the Division a letter, dated May 17, 2006 (the "Response Letter"), pursuant to which the Proponent asserted its opposition to the exclusion of the Proposal. Although we believe the Initial Letter already addresses most of the arguments raised by the Proponent, we are providing the Staff with this letter to clarify the Company's position regarding certain issues raised by the Proponent.

I. The Proposal, if implemented, would cause the Company to breach existing contractual obligations.

First, the plain language of the Proposal and the supporting statement, taken as a whole, clearly intend that the Company alter the manner in which RALs are offered for the Proposal to be fully implemented. Merely shutting down the RAL Program would not result in the Proposal being fully implemented. The Proponent obviously understands that its Proposal as drafted cannot be implemented without causing the Company to breach its existing contractual arrangements and has attempted to salvage the Proposal by mischaracterizing it and arguing that the Proposal could be fully implemented if the Company ceased to offer any RALs. If the Proponent had intended for the Proposal to result merely in the cessation of the RAL Program, the Proposal and the supporting statement would have (*and should have*) been drafted in an

4400 Main Street, Kansas City, MO 64111
Tel 816 932 4921 Fax 816 753 8628 bwilson@hrblock.com www.hrblock.com

entirely different manner. In fact, if this is the Proponent's intent, we believe that the Proposal is seriously misleading and that the average shareholder would not understand that a vote in favor of the Proposal was a vote in favor of shutting down the Company's RAL Program. If the Proponent persists in this interpretation of the Proposal, the Company believes that the entire Proposal is excludable under Rule 14a-8(i)(3) as being materially false and misleading.

Second, the Company does not have the right to unilaterally alter the terms under which RALs are offered. Although Section 9.4 of the Retail Distribution Agreement does give the Company the technical right to comment on the terms of the RAL Program documents, this right is not dispositive since any party to a contract always has the right to suggest to the other party an amendment to a contract. The important point, which the Proponent does not dispute, is that HSBC is not obligated under this provision to accept any changes that the Company may propose. In the past, the Staff has agreed that a company, which is faced with a shareholder proposal that would require it to breach a binding agreement, is not required to propose changes to the other party to the contract, or to attempt to renegotiate the contract, in an effort to implement the shareholder proposal. *See* International Business Machines (February 25, 2000).

Third, the Proponent asserts that the Company could implement the Proposal by merely improving the disclosures that the Company makes to its customers. We disagree that such a minor change would be fully implementing the Proposal. However, under the Company's existing contracts, the Company would not even have the ability to make these changes. As stated in the Initial Response, the agreements listed in the Initial Response were not an exhaustive listing of all of the RAL Program Contracts. In connection with the recent settlement of class action lawsuits in West Virginia, Alabama, Massachusetts and Ohio in December 2005, the Company entered into a settlement agreement[1] that governs all aspects regarding the manner in which RALs are offered and marketed (see Appendix A to the settlement agreement). The settlement agreement mandates, among other things, the specific disclosure forms, application forms and loan agreements that are to be used in connection with the RAL Program (see part "VI—Business Practices" of the settlement agreement). As such, material changes in the disclosures or forms that are given to customers would result in a breach of the settlement agreement.

Due to the Company's inability to make any meaningful changes to the RAL Program due to its existing contractual arrangements, the Proposal is excludable under Rule 14a-8(i)(2) and 14a-8(i)(6). We have included an opinion letter from Stinson Morrison Hecker LLP concurring with the above conclusions.

As an aside, the Company believes that the commitments made by it in the settlement agreement represent "best practices" regarding the offering and marketing of RALs and are much more rigorous than those of any of its competitors. As such, any industry-wide data or surveys being relied upon by the Proponent that pre-date the settlement agreement are outdated and not applicable to the current RAL Program.

---

[1] Due to the length of the settlement agreement and the fact that a redacted version of the agreement was filed as Exhibit 10.5 to the Company's Form 10-Q for the quarter ended January 31, 2006, we have not included a copy of this agreement with this letter. However, if the Staff would prefer to have a paper copy of the agreement to expedite its review of this letter, please contact the undersigned and we would be happy to provide the Staff with a copy.

II. The Proposal does not implicate a significant social policy issue.

The Company explained in the Initial Letter that the issuance of RALs clearly falls within the category of the Company's ordinary business operations. As evidenced in the Response Letter, the Proponent does not disagree with this conclusion. Both sides basically agree that whether the Proposal may be excluded under Rule 14a-8(i)(7) turns on whether the Proposal raises a "significant social policy issue".

The exception for permitting shareholder proposals that address significant social policy issues should be limited to proposals for which there is some general agreement on the scope or parameters of the social policy issue involved. Otherwise, a shareholder could merely allege that a proposal raises a significant social policy issue and effectively eliminate Rule 14a-8(i)(7).

The Proponent asserts that the significant social policy issue raised by the Proposal is "predatory lending" and then cites to several no-action letters in which the Staff permitted shareholder proposals that addressed "predatory lending". Although it is widely acknowledged (including by the Proponent) that the words "predatory lending" have no legal meaning, the shareholder proposals considered in the Conseco and Associates First Capital no action letters addressed six specific practices that were generally recognized as predatory lending. These six practices were the subject of congressional hearings (cited by the proposing shareholders) and are generally recognized in the lending industry as predatory practices. Given that those shareholder proposals were based upon these generally recognized predatory practices, the SEC concluded in those cases that the shareholder proposals raised significant social policy issues.

The Proponent admits that the only one of these six criteria that is arguably applicable to RALs is the amount of the fees charged. However, in the no-action letters cited by the Proponent, the reference to charging unreasonably high fees was not a reference to the interest rate the lender charged for the loan, but rather to additional fees (*e.g.*, points, credit life, etc.) that were charged in connection with the loan. RALs do not have any such fees. What the Proponent labels as predatory is the price of the RAL itself, particularly the APR. We believe the Initial Response adequately expresses the Company's view that a high "APR" by itself is not a predatory lending practice. In fact, the Proponent's claim that RALs are unreasonably expensive is merely a repackaging of prior claims by consumer advocates and class action plaintiffs and their counsel that RALs are usurious, a position that the Supreme Court has rejected. See Beneficial National Bank v. Anderson, 539 U.S. 1, 123 S.Ct. 2058 (2003).

The Proponent, conceding that RALs do not fall within the above framework for predatory lending practices, offers up its own definition:

> "predatory loans" are loans that target vulnerable consumers, contain unreasonable rates and fees, contain abusive and/or unconscionable terms (including inadequate disclosures) and offer little or no net economic benefit to the borrower.

The Proponent, however, cited no case, statute, regulation, no-action letter or other legal authority supporting or adopting its definition of predatory lending. The only "authority" cited by the Proponent was a short article published in a Poverty & Race Research Action Council newsletter. The article addresses subprime mortgage lending practices and payday loans. The authors of the article do not assert that RALs are predatory loans. The Proponent's definition of "predatory loans" does not even appear in the article.

The Proponent may not fabricate its own definition of predatory lending in an attempt to create a significant social policy issue to circumvent the exclusion, under Rule 14a-8(i)(7), of a proposal regarding the Company's ordinary business operations.

III. The Proposal, if implemented, would adversely affect the Company's litigation strategy in ongoing litigation.

Even under the Proponent's definition of predatory lending (which has not been adopted by any recognized legal authority), the Company strongly disagrees with the Proponent's charge that the Company's RAL Program constitutes predatory lending (especially given the Company's current practices under the settlement agreement discussed above). However, the specific allegations made by the Proponent in the Response Letter concerning RALs are the subject of pending litigation. For example, the assertion that the Company's RAL disclosures are inadequate or misleading and the Company's customers do not know that the RALs are loans is the subject of pending lawsuits and two pending class action settlements. The Company believes that the no-action letter process and the Company's proxy statement are not the proper forums for the resolution of these issues.

In responding to the Response Letter it has become apparent to the Company that both responding to, and implementing, the Proposal would negatively impact the Company's litigation strategy in this ongoing litigation. Shareholder proposals addressing matters central to litigation in which a registrant is involved are excludible as relating to ordinary business operations under Rule 14a-8(i)(7). The Staff explicitly has stated that "the conduct of litigation and the decisions made concerning legal defenses are matters that involve the conduct of the Company's ordinary business operations." Benihana National Corporation (September 13, 1991). Recognizing that the board of directors and management are best suited to supervise litigation, the Staff consistently has deemed shareholder proposals which may influence the conduct of litigation excludible under Rule 14a-8(i)(7). *See, e.g.*, Benihana, *supra*; CBS, Inc. (January 21, 1983) (permitting exclusion of a shareholder proposal requesting the release of a report that was the subject of a litigation discovery request).

To be excludible under Rule 14a-8(i)(7), the proposal need not directly require any particular action with respect to legal proceedings as such. In fact, a proposal that did not even mention the registrant's involvement in litigation has nevertheless been deemed excludible as interfering with the registrant's litigation strategy. In Philip Morris Companies Inc. (February 4, 1997), the Staff concluded that the proposal, which requested that the company voluntarily implement proposed FDA regulations regarding teen smoking, was excludible because its implementation would interfere with the company's litigation strategy. *See also*, R.J. Reynolds Tobacco Holdings, Inc. (February 6, 2004).

Application of the ordinary business exception is particularly appropriate when adoption of a shareholder proposal may influence a company's position in an ongoing governmental investigation. In concluding that a shareholder proposal was excludible under Rule 14a-8(i)(7), in Baxter International, Inc. (February 20, 1992) the Staff "particularly not[ed] that the Company is presently involved in litigation relating to the subject matter of the proposal and also that implementation of the proposal might prejudice the Company in an on-going government investigation of the matter." In Baxter, the company argued that the proposal would require the company to "limit its possible strategies and defenses and therefore be subjected to extreme prejudice in defending itself from any charges."

Decisions as to what actions should be taken with regard to lawsuits and investigations, and the timing of those actions, are appropriately left to the discretion of the managers most familiar with the business, regulatory and legal issues involved. In this regard, if the Proposal were not excluded, the Company would have to make the choice of effectively directing its litigation and governmental investigations or effectively addressing the Proposal in the 2006 Proxy Materials and, thereby, make arguments in the 2006 Proxy Materials that would telegraph the strategies the Company intends to employ in such litigation and governmental investigations. This would clearly prejudice the Company in such litigation and governmental investigations.

IV. Conclusion.

Based on the analysis contained in the Initial Response and this letter, the Company hereby renews its request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2006 Proxy Materials.

We are concurrently providing copies of this correspondence to the Proponent. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal or this letter from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have, please do not hesitate to call me at (816) 932-4921.

Sincerely,



Bret G. Wilson

cc: Community Reinvestment Association of North Carolina


STINSON
MORRISON
HECKER LLP

www.stinsonmoheck.com

1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (888) 215-6170

June 19, 2006

H&R Block, Inc.
4400 Main Street
Kansas City, MO 64111

Re: Omission of Shareholder Proposal of the Community Reinvestment Association of North Carolina

Ladies and Gentlemen:

By letter dated March 13, 2006, Community Reinvestment Association of North Carolina (the "Proponent") has requested the inclusion of a shareholder proposal (the "Proposal") and supporting statement in the proxy materials being prepared in connection with the 2006 annual meeting of shareholders (the "Annual Meeting") of H&R Block, Inc., a Missouri corporation (the "Company"). The Proposal is a shareholder resolution which requests that the Company's board of directors (the "Board of Directors") (i) implement a policy mandating that the Company cease its current practice of issuing high-interest refund anticipation loans ("RALs"), (ii) develop higher standards for any future issuance of RALs and (iii) ensure that, if the Company issues RALs in the future, such RALs are issued with an interest rate and accompanying fees that are reasonable and in compliance with all applicable laws. The Proponent has also provided a supporting statement which endeavors to justify such action and obtain proxy support.

On May 4, 2006, the Company submitted a letter (the "Initial Letter") to the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") requesting that the staff of the Commission (the "Staff") concur with the Company's view that the Company was entitled to omit from its proxy statement and form of proxy for the Annual Meeting (collectively, the "2006 Proxy Materials") the Proposal and statements in support thereof received from the Proponent. In connection with the Initial Letter we rendered our opinion dated May 4, 2006 to the effect that that, under the laws of the State of Missouri, the Proposal if implemented would cause the Company and its subsidiaries to breach existing contractual agreements, which breaches would be actionable under Missouri law.

In response to the Initial Letter, the Proponent delivered to the Division a letter, dated May 17, 2006 (the "Proponent Response Letter"), pursuant to which the Proponent asserted its opposition to the exclusion of the Proposal. By letter of even date herewith, the Company has reaffirmed to the Staff its conclusions that the Proposal if implemented would cause the Company to breach its existing contractual arrangements (the "Company Response Letter").

KANSAS CITY
OVERLAND PARK
WICHITA
WASHINGTON, D.C.
PHOENIX
ST. LOUIS
OMAHA
JEFFERSON CITY

You have requested that we reconfirm our opinion regarding whether the implementation of the Proponent's proposal would result in an actionable breach under the Company's existing contractual agreements. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Initial Letter.

Documents Reviewed/Scope of Investigation

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Proposal and the supporting statement;

(ii) the Initial Letter, the Proponent Response Letter and the Company Response Letter;

(iii) the Retail Distribution Agreement;

(iv) the Digital Distribution Agreement;

(v) the Participation Agreement;

(vi) the Servicing Agreement;

(vii) the Definition Appendix;

(viii) the Settlement Agreement was filed as Exhibit 10.5 to the Company's Form 10-Q for the quarter ended January 31, 2006; and

(ix) such other certificates, documents, records and papers, as we have deemed necessary and relevant as a basis for this opinion.

The documents listed in items (iii) through (viii) are referred to in this opinion letter as the "Reviewed Agreements".

With respect to the Reviewed Agreements, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; (iv) the due authorization, execution and delivery of the Reviewed Agreements by all of the parties thereto; (v) the Reviewed Agreements are valid and binding obligations of each party thereto (other than the Company and its subsidiaries); (vi) there are no agreements, understandings, waivers, amendments or supplements that could vary the terms of the Reviewed Agreements; and (vii) the Reviewed Agreements that we have reviewed are in full force and effect and have not been terminated. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assumed that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete to be true, complete and accurate in all material respects.

Opinion

We hereby reconfirm our prior opinion that, under the laws of the State of Missouri, the Proposal if implemented would cause the Company and its subsidiaries to breach existing contractual agreements, which breaches would be actionable under Missouri law. We also concur with the analysis in the Company Response Letter as to the actions that would need to be taken by the Company in order to fully implement the Proposal and the effect of those actions under the Company's existing contractual arrangements.

The opinions expressed herein are given only with respect to the present status of the laws of the State of Missouri. We express no opinion as to any matter arising under the laws of any other jurisdiction. This letter is given as of the date hereof, and we assume no obligation to update or supplement this letter in response to subsequent changes in the law or future events or circumstances.

This opinion letter is rendered only to the Company and is solely for its benefit. This opinion letter may not be relied upon or used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person for any purpose whatsoever, without obtaining in each instance our prior written consent; provided, however, we hereby consent to the Company furnishing a copy of this opinion to the Commission in connection with the Company Response Letter.

STINSON MORRISON HECKER LLP

Stinson Morrison Hecker LLP



COMMUNITY REINVESTMENT ASSOCIATION
CRA-NC *of* NORTH CAROLINA

VIA FEDERAL EXPRESS

May 17, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
1000 F. Street, N.E.
Washington, D.C. 20549

RE: H&R Block, Inc. – Stockholder Proposal Submitted by The Community Reinvestment Association of North Carolina

Ladies and Gentlemen:

We are responding in opposition to the request (the "No Action Request") for confirmation submitted by H&R Block, Inc. ("Company") that the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its 2006 proxy statement the stockholder proposal (the "Proposal") submitted by the Community Reinvestment Association of North Carolina ("CRA-NC"). If approved, the Proposal would request the Company's board of directors to implement a policy mandating that the Company cease its current practice of issuing high-interest Refund Anticipation Loans ("RALs"), develop higher standards for any future issuance of RALs, and ensure that if the Company issues RALs in the future, such RALs are issued with an interest rate and accompanying fees that are reasonable and in compliance with all applicable laws. For the reasons set forth in detail below, we ask that the Company's No Action Request to the Commission be denied.

Background Statement

CRA-NC is a non-profit corporation that promotes and protects community wealth and raises awareness on important issues of consumer welfare. Over the past several years, CRA-NC has increasingly focused on the issue of predatory lending, both in North Carolina and throughout the country. Recently, CRA-NC has been particularly active in its efforts to eliminate predatory refund anticipation loans and other similar tax refund products that drain wealth from low and moderate-income taxpayers.

CRA-NC respectfully requests that the No Action Request be denied. The bases for this request are set forth below.

P.O. Box 1929 • 114 West Parrish St. • Second Floor • Durham N.C. 27702 • 919-667-1557 • 919-667-1558 fax • www.cra-nc.org

1. **The Proposal, if implemented, will not cause the Company to breach existing contractual obligations. Therefore, the Company should not be able to omit the Proposal pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6).**

As described by the Company in the No Action Request, the Company provides RALs through a variety of agreements with HSBC Bank USA, National Association (collectively, the "Agreements"). The Company contends that the Proposal, if implemented, will cause it to breach one or more of the Agreements. Further, it has obtained and submitted to you a legal opinion from the firm of Stinson Morrison Hecker LLP (the "Opinion Letter") that concurs with the Company's analysis.

Both the Company's analysis of the proposal and the Opinion Letter misrepresent the Proposal and, as a result, erroneously conclude that its implementation would cause the Company to breach the Agreements. Specifically, the No Action Letter suggests that the Proposal, if implemented: (1) would require the Company to offer RALs from sources other than HSBC; or (2) if the relationship with HSBC was maintained, would require the Company to unilaterally change the terms and conditions on which it offered RALs (see No Action Request, page 4; Opinion Letter, page 3). We agree that if Proposal required the Company to take these actions, it would cause the Company to breach the Agreements. As discussed below, the Proposal, if implemented, would not require the Company to take either of these actions or, in fact, to do anything else that would violate any of its Agreements with HSBC.

The Proposal requests that the Company take three actions. First, it requests that the Company's board of directors implement a policy mandating that the Company cease its current practice of issuing high-interest Refund Anticipation Loans ("RALs"). To the extent that any of the RALs currently offered by the Company for HSBC are not high-interest, the Proposal would not in any way affect the offering of such RALs. Further, even if all the RALs currently offered by the Company are high interest, the Company is legally entitled under the Agreements to entirely cease the offering of such RALs. As the Company acknowledges in its No Action Request, Section 2.5 of the HSBC Retail Settlement Products Distribution Agreement, dated as of September 23, 2005, among various HSBC and various H&R Block parties (the "Retail Distribution Agreement"), unambiguously provides that:

> "Notwithstanding any other provision of this Retail Distribution Agreement or the other Program Contracts, the Block Agents may, in their sole discretion at any time and from time to time during the Term of this Retail Distribution Agreement, elect not to offer one or more Settlement Products in one or more states."

Thus, the Company clearly has the unqualified legal right to cease offering RALs if the Proposal is implemented and, in so doing, it will not violate any existing contractual obligations to HSBC.

Second, the Proposal requests that the Company's board of directors develop higher standards for any future issuance of RALs. Though the Company suggests otherwise in its No Action Request, the Proposal does not ask or require the Company to offer RALs from sources other than HSBC or to unilaterally change the terms and conditions on which it offers RALs. Instead, it merely asks the board to develop higher standards for this product offering. Depending on the standards identified by the Board, this part of the Proposal might be satisfied in any number of ways.

For example, one significant problem with RALs, as currently offered by the Company, is that they are often portrayed to customers as refunds and not loans (see for example, paragraph 38 of the Complaint of the California Attorney General against the Company, a copy of which is attached hereto and referred to herein as the "California Complaint"). The failure of the Company and other providers of RALs to adequately disclose the true nature of the product has lead to as many as two-thirds of RALs customers being unaware that they were entering into a loan transaction (see report by the National Consumer Law Center and Consumer Federation of America, January 2005, a copy of which is attached hereto, the "NCLC/CFA 2005 Report").

While CRA-NC does not intend to presume what higher standards the board would ultimately identify if the Proposal is implemented, it is possible that it could determine that one such standard would involve changing way in which the Company's employees and agents describe RALs to its customers so that they are fully aware of the facts that they are getting a loan and not simply a faster refund. There is no evidence to suggest, and the Company does not assert, that ensuring customers are fully informed of the true nature of RALs (as loans not simply fast refunds) would cause a violation of any of the terms of the Agreement. Thus, it is clear that this element of the Proposal can be implemented without causing the Company to breach any existing contractual commitments.

Moreover, even if the board did develop higher standards that required RALs to be offered on better terms and conditions than those currently offered, as the Company notes in its No Action Request, it is legally entitled to comment on the terms and conditions proposed annually by HSBC (see Section 9.4 of the Retail Distribution Agreement). As a result, if it was warranted, the Company could suggest that HSBC's terms and conditions be improved and the making of any such suggestion would not breach any of the Agreements. Further, if HSBC chose not to accept the Company's suggested terms and conditions, the Company could simply choose not to offer RALs pursuant to its rights under Section 2.5 of the Retail Distribution Agreement. Again, it is clear that that this action required by the Proposal can be implemented without causing the Company to breach any existing contractual commitments.

Finally, the Proposal requests that the Company's board of directors ensure that if the Company issues RALs in the future, such RALs are issued with an interest rate and accompanying fees that are reasonable and in compliance with all applicable laws. In the No Action Request and the Opinion Letter, it appears that the plain language of the Proposal has been misrepresented in order to support the proposition that the Proposal, if implemented, would require the Company to violate its existing contractual obligations. This is simply not true.

As discussed above, the conclusion that this third action requested pursuant to the Proposal, if implemented, would require the Company to violate its existing contractual obligations rests on one critical assumption. Namely that the Company can only meet the requirements of the Proposal by either (1) offering RALs from sources other than HSBC; or (2) if the relationship with HSBC is maintained, unilaterally changing the terms and conditions on which it offers RALs. Clearly either of these actions would, if taken during the term of the Agreements, trigger a default and violate the Company's existing contractual obligations. However, as was the case with the two prior actions requested under the Proposal, this third action can be fully satisfied without the Company having to take either of the actions or, in any other way, violate its Agreements with HSBC.

For example, as previously discussed, under Section 9.4 of the Retail Distribution Agreement, the Company is fully within its rights to suggest that the RALs it offers for HSBC be made available on better terms and conditions. If HSBC agrees, then the Company would be free to offer the RALs and its actions would be consistent with the Proposal. If HSBC chose not to modify its terms and conditions, then under Section 2.5 of the Retail Distribution Agreement, the Company would be fully within its legal rights to simply choose not to offer the RALs for the term of the Agreements. Thus, this element of the Proposal can be implemented without causing the Company to breach any existing contractual commitments.

In summary, CRA-NC strongly contends that the Company should not be able to omit the Proposal pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6). The Company argues in its No Action Request that in order to satisfy the Proposal, if implemented, it would have to offer RALs from a source other than HSBC or unilaterally changes the terms and conditions on which it offers RALs. It has obtained the Opinion Letter supporting this conclusion.

It is simply not the case, however, that the Proposal, either in by plain language or by any reasonable inference, would require the Company to take either of these actions or any other that would violate any of its existing agreements. The Company has an unqualified right to elect not to provide RALs under the terms of the Agreements. Additionally, it has the contractual right to provide comments to HSBC on the proposed terms and conditions for the RALs it will offer. Thus, the Company can fully satisfy the Proposal, if implemented, by working under the Agreements to get HSBC to adopt terms and conditions that meet the high standards to be adopted by the Board. If it is successful in these negotiations, then the Company could offer RALs in a manner consistent with the Proposal. If it is not successful, the Company would be legally entitled to choose not to offer RALs on any basis.

Because the Company can satisfy the Proposal without violating any existing contractual obligations, the Proposal should not be excludable pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6). CRA-NC recognizes, however, that the Opinion Letter may carry significant weight with the Commission. For the reasons stated above, however, we hope that you will not find it dispositive. At a minimum, we respectfully request that you require the Company to have the opinion giver reconsider and reconfirm its opinion in light of this letter and, in particular, to either (1) specifically exclude from the Opinion Letter the assumption that the Proposal would require the Company to either (a) offer RALs from sources other than HSBC; or (2) if the relationship with HSBC was maintained, unilaterally change the terms and conditions on which it offered RALs. Alternatively, we respectfully request that you require the Company to have the opinion giver provide an unqualified legal opinion that the Proposal, if implemented, can only be satisfied by the Company taking either or both of these two steps. We are doubtful that the opinion giver would be able to provide an opinion that the Proposal, if implemented, would required the Company to violate Missouri law under either of these conditions.

2. **Significant social policy issues override the ordinary business basis for exclusion under Rule 14a-8(i)(7).**

Pursuant to Rule 14a-8(i)(7), a company may generally exclude a shareholder proposal if the proposal pertains to the ordinary business operations of the company. Despite this general rule, it has been established that "proposals relating to [certain tasks so fundamental to management's ability to run a company on a day-to-day basis] but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 21, 1998). The Commission has determined that proposals pertaining to the issue of predatory lending raise issues of social policy and are, therefore, generally not excludable under Rule 14a-8(i)(7). *Conseco, Inc.* (April 5, 2001); Associates *First Capital Corporation* (March 13, 2000) (shareholder proposals requesting the creation of a committee to ensure that neither company engages in predatory lending practices were not excludable under Rule 14a-8(i)(7)).

Contrary to the Company's assertions, CRA-NC contends that the Proposal raises significant social policy issues precisely because we believe the RALs offered by the Company constitute predatory loans. In its No Action Request, the Company acknowledges that there is no generally accepted definition of the term predatory lending, but then it cites a list of six practices that were cited in recent no-action letters, including those cited above, that involved the issue of predatory lending (see No Action Request, pages 9 and 10). It then suggests that because RALs do not involve all of these practices, RALs are not predatory. There is little merit to this argument.

The practices referred to in the prior no-action letters and enumerated in the Company's No Action Request are generally practices that arise in the context of subprime mortgage lending (and the cited no-action letters all addressed predatory lending activities in this context). Some, but not all of the referenced practices, such as loan flipping, also occur in predatory consumer lending, but only where revolving consumer debt is involved. With respect to RALs, which are short-term consumer loans that are not designed to be revolving instruments, the only one of the referenced practices that could be applicable is charging unnecessarily high fees. As you will note, CRA-NC has asserted that one reason the RALs offered by the Company are predatory is because the Company charges high fees for this product (see the third whereas clause of the supporting statement for the Proposal).

More importantly, the Proposal provides a specific framework, along with relevant evidence, to support the assertion that the RALs offered by the Company are predatory. This framework rests on what we believe are general and fundamental characteristics of any predatory lending product, regardless of type. Broadly speaking predatory loans are loans that target vulnerable consumers, contain unreasonable rates and fees, contain abusive and/or unconscionable terms (including inadequate disclosures) and offer little or no net economic benefit to the borrower (see e.g., "Predatory Lending; Undermining Economic Progress in Communities of Color", Calhoun and Bailey, Poverty & Race, Vol. 14, No. 1).

As clearly stated in the supporting statement to the Proposal, CRA-NC contends, and provides evidence to show, that the RALs offered by the Company are predatory because, among other things:

- They target vulnerable populations (see first whereas clause of supporting statement to the Proposal noting that 79% of RALs consumers in 2003 were low-income);
- They have unreasonable rates and fees (see third whereas clause of supporting statement to the Proposal noting that the APR on RALs offered by the Company can range from 150% to 400% which we contend is clearly unreasonable for a very short-term loan that is, essentially secured by the taxpayer's federal income tax refund); and
- They provide little economic value to the Company's customers (see third whereas clause of supporting statement to the Proposal, and see NCLC/CFA 2005 Report indicating that taxpayers, largely low-income, paid over $1 billion in RAL fees in 2003 in return for getting their federal tax refund a little more than a week earlier than they would have had they simply filed their taxes electronically and had the refund direct deposited into their bank account).

Based on the foregoing, it is clear that the Company's assertion that there is no reasonable basis for our belief that the RALs offered by the Company are predatory is simply not true. By any standard, a financial instrument that can cost a low-income borrower 400% APR or more to effectively borrow their own tax refund for a period likely to be as short as eight days is predatory. This is particularly true when the instrument is marketed deceptively such that as many as two-thirds of borrowers are not aware they are even getting a loan (see the California Compliant and the NCLC/CFA 2005 Report). It is even more true, when up to 70% of the Company's RALs customers are Earned Income Tax Credit claimants who could get their "refund" even more quickly and at no cost if the Company simply assisted them to participate in the Advance EITC

Program, a program which would allow the claimants to receive their EITC in payments throughout the year rather than having to wait for a lump-sum refund after filing their taxes (see paragraphs 25 and 26 of the California Complaint). Thus, because there is clearly a reasonable basis for CRA-NC's assertion that the RALs offered by the Company are predatory, the Proposal should not be excludable under Rule 14a-8(i)(7) because it relates to a significant social policy issue.

3. **The Proposal does not contain materially false and misleading statements; therefore, the Company should not be able to omit the Proposal pursuant to Rule 14a-8(i)(3).**

The Company argues that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal and the supporting statement contain false and misleading statements. To support its contention, the Company cites five specific statements contained in the supporting statement that it believes are false and misleading. Each of these statements is discussed below.

First, the Company argues that our statement that we "believe these loans are predatory," is false and misleading because there is no reasonable basis for this belief. As discussed above in section 2, there is clearly sufficient evidence to provide a reasonable basis for CRA-NC's belief that the RALs offered by the Company are predatory. As a result, this statement is not materially false and misleading.

Second, the Company argues that the fifth whereas clause of the supporting statement to the Proposal (discussing the assertion that federal and state regulators also recognize RALs as predatory) is false and misleading. In essence it appears that the crux of the Company's argument is that because no state or federal body has ever brought a "predatory lending claim" against it, its is false and misleading for CRA-NC to contend that various state and federal bodies recognize RALs as predatory. Given that, to our knowledge, there is no state or federal statute that could provide a basis for a predatory lending claim framed as such, the Company's argument is clearly specious.

The Company acknowledges that the California Attorney General has sued it in conjunction with a variety of practices associated with its RALs, including cross collection activities and deficient disclosures. In the context of the California Complaint, it is clear that the suit was brought because the actions complained of, and acknowledged by the Company, are the type of abusive practices that characterize predatory lending. The mere fact that the complaint was brought under the appropriate sections of the California code and that its does not contain the words "predatory lending" (which have no legal meaning and, as a result would be superfluous in the context of the complaint), is irrelevant. As Attorney General Locklear stated when filing the suit, "in marketing and selling these expensive loans, H&R Block has profited greatly, but deceived customers, violated their privacy rights and taken money from California families who can least afford it" (see **www.msnbc.msn.com/id/11373754/**).

Countless other state officials have made similar statements in reference to RALs. For example, the head of the Massachusetts's consumer affairs office recently said, "it is clear that refund anticipation loans are a rip-off" (see **http://www.boston.com/business/globe/articles/2004/02/05/state_urges_low_income_taxpayers_to_avoid_refund_loans/**). Thus, it is hard to see that CRA-NC's statement is in any way materially false or misleading.

Similarly, the Company suggests because the FDIC has not specifically stated that RALs are predatory loans, the supporting statement is false and misleading. Again, this argument is misplaced. For example, while a recent bulletin from the FDIC (and one cited by the Company) does not use the actual words "predatory loans" when describing RALs, it is not false or misleading to characterize the FDIC's conclusion with respect to this product as CRA-NC did in the supporting statement. In the bulletin, the FDIC's Chief of Accounting and Tax Policy is quoted as saying, "unless you need the funds for an emergency or another compelling reason, it almost never makes sense to take one of these loans" (see **http://www.fdic.gov/consumers/consumer/news/cnwin0405/tax.html**). In other words, the FDIC goes on in the bulletin to counsel consumers to consider lower cost alternatives to RALs precisely because it does not see this financial product as have economic benefit to consumers.

For the forgoing reasons, the fifth whereas clause of the supporting statement to the Proposal (discussing the assertion that federal and state regulators also recognize RALs as predatory) is not materially false and misleading.

Third, the Company argues that our statement that "H&R Block charges unreasonable interest rates…and high fees," is false and misleading because consumers are only charged fees for these loans. While, the statement may be technically false, it is clearly not materially misleading. The essence of the statement is that the Company charges excessive costs, whether through interest or fees, for the RALs it offers and these costs translate into an extremely high APRs. Should the Commission wish that we amend the supporting statement to clarify this point, CRA-NC would be happy to do so; however, it is clear that any technical inaccuracy contained in this statement does not make the statement materially misleading.

Fourth, the Company argues that our referring to both RALs and Refund Anticipation Checks ("RACs") as "loans" is false and misleading because RACs are not loans, but another type of financial instrument. While, we acknowledge that the statement may be technically false, it is clearly not materially misleading. The essence of the statement is that both products are predatory and for similar reasons. Should the Commission wish that we amend the supporting statement to clarify this point, CRA-NC would be happy to do so; however, it is clear that any technical inaccuracy contained in this statement does not make the statement materially misleading.

Finally, the Company argues that our statement that the Company issues "RALs through a partnership with Household Tax Masters, Inc. and Imperial Capital Bank" is false and misleading because the nature of the relationship is contractual and not one of a partnership and because it no longer offers RALs in conjunction with Imperial Capital Bank. First, we would note that the use of the word "partnership" was not meant to imply a legal relationship, but rather that the Company works closely and on a coordinated basis with its financial institution partners to offer RALs. As a result, we do not think this statement is even technically false in this respect. Nonetheless, should the Commission wish that we amend the supporting statement to clarify this point, CRA-NC would be happy to do so. Additionally, we acknowledge that the Company ceased its business relationship with Imperial Capital Bank in 2004 and now works exclusively with Household Tax Masters, Inc. and other HSBC affiliates; and should the Commission wish that we amend the supporting statement to clarify this point, CRA-NC would be happy to do so. However, it is clear that any technical inaccuracy contained in this statement does not make the statement materially misleading

In sum, while the supporting statement does contain three technical inaccuracies, each of which we would be happy to correct at the Commission's request, it does not contain any materially false or misleading statements. Thus, the Proposal may not be excluded pursuant to Rule 14a-8(i)(3).

Conclusion

CRA-NC respectfully requests that, for the reasons noted throughout this letter, the Commission find that the arguments presented in the letter of May 4, 2006 by the Company are without merit and deny the Company's request for no-action relief.

Very truly yours,

The Community Reinvestment Association of North Carolina

By: 
Peter Skillern, Executive Director



COMMUNITY REINVESTMENT ASSOCIATION

of NORTH CAROLINA

VIA FEDERAL EXPRESS

May 18, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
1000 F. Street, N.E.
Washington, D.C. 20549

RE: H&R Block, Inc. – Stockholder Proposal Submitted by The Community Reinvestment Association of North Carolina

Ladies and Gentlemen:

Enclosed please find the following attachments in reference to our letter to you dated May 17, 2006:

(1) The Complaint of the California Attorney General against H&R Block (the "California Complaint").

(2) Report on RALs by the National Consumer Law Center and Consumer Federation of America, January 2005 (the "NCLC/CFA 2005 Report").

Very truly yours,

The Community Reinvestment Association of North Carolina

By: 
Peter Skillern, Executive Director

P.O. Box 1929 • 114 West Parrish St. • Second Floor • Durham N.C. 27702 • 919-667-1557 • 919-667-1558 fax • www.cra-nc.org

BILL LOCKYER
Attorney General of the State of California
ALBERT NORMAN SHELDEN
Senior Assistant Attorney General
MARGARET REITER
Supervising Deputy Attorney General
SETH E. MERMIN
Deputy Attorney General
State Bar No. 189194
455 Golden Gate Avenue, Suite 11000
San Francisco, CA 94102-7004
Telephone: (415) 703-5601
Fax: (415) 703-5480

Attorneys for the People of the State of California

SUPERIOR COURT OF CALIFORNIA

CITY AND COUNTY OF SAN FRANCISCO

THE PEOPLE OF THE STATE OF CALIFORNIA, Plaintiff, v. **H&R BLOCK, INC., a foreign corporation; H&R BLOCK SERVICES, INC., a foreign corporation; H&R BLOCK ENTERPRISES, INC., a foreign corporation; H&R BLOCK TAX SERVICES, INC., a foreign corporation; BLOCK FINANCIAL CORPORATION, a foreign corporation; HRB ROYALTY, INC., a foreign corporation; and DOES 1 through 50, inclusive,** Defendants.	Case No. **COMPLAINT FOR INJUNCTION, CIVIL PENALTIES AND OTHER RELIEF**

The People of the State of California, by Bill Lockyer, Attorney General for the State of California, are informed and believe and on such information and belief, allege as follows:

DEFENDANTS

1. Defendant H&R Block, Inc., is a publicly traded company that owns a number of subsidiary companies involved in tax preparation services throughout the country. H&R Block, Inc., sets corporate policy for its subsidiaries, including their financial arrangements, their advertising campaigns, their training materials, and the scripts to be used by the employees and

operators at the various offices. It is a Missouri corporation with its principal place of business in Kansas City, Missouri, and does business in California, including in the City and County of San Francisco.

2. Defendant H&R Block Services, Inc., is a subsidiary of H&R Block, Inc. H&R Block Services, Inc., has been and remains party, on behalf of itself and its subsidiaries, to agreements with lending institutions regarding the operation of H&R Block, Inc., and its subsidiaries, particularly with respect to the provision of "refund anticipation loans" and related products. It is a Missouri corporation with its principal place of business in Kansas City, Missouri, and does business in California, including in the City and County of San Francisco.

3. Defendant H&R Block Enterprises, Inc., is a subsidiary of H&R Block, Inc. H&R Block Enterprises, Inc., oversees the operations of the H&R Block company-owned offices in California. It is a Missouri corporation with its principal place of business in Kansas City, Missouri, and does business in California, including in the City and County of San Francisco.

4. Defendant H&R Block Tax Services, Inc., is a subsidiary of H&R Block, Inc. H&R Block Tax Services, Inc., oversees the operations of the H&R Block franchise offices in California. It is a Missouri corporation with its principal place of business in Kansas City, Missouri, and does business in California, including in the City and County of San Francisco.

5. Defendant Block Financial Corporation is a subsidiary of H&R Block, Inc. Block Financial Corporation has been and remains party to agreements with lending institutions, particularly with respect to the purchase of a "participation" interest in "refund anticipation loans" made to customers of H&R Block, Inc., and its subsidiaries. Block Financial Corporation is a Delaware corporation with its principal place of business in Kansas City, Missouri, and does business in California, including in the City and County of San Francisco.

6. Defendant HRB Royalty, Inc., is a subsidiary of H&R Block, Inc. HRB Royalty, Inc., has been and remains party to agreements with lending institutions regarding the operation of H&R Block, Inc., and its subsidiaries, particularly with respect to the provision of "refund anticipation loans" and related products. HRB Royalty, Inc., is a Delaware corporation with its

principal place of business in Kansas City, Missouri and does business in California, including in the City and County of San Francisco.

7. The above-named defendants are engaged, through their officers, agents, representatives and employees, in the business of tax preparation, the marketing and facilitation of "refund anticipation loans" and related items, and the provision of tax and related advice.

8. The true names and capacities, whether individual, corporate, or otherwise, of defendants named as Does 1 through 50 are unknown to Plaintiff who therefore sues these defendants by these fictitious names. Plaintiff will amend this complaint to show the true names of these defendants when their names and capacities have been ascertained.

9. All the defendants described in paragraphs 1 through 8 may collectively be referred to as "Defendants," "H&R Block," "Block" or "the company" in this complaint.

10. At all relevant times, Defendants have transacted business in the City and County of San Francisco and elsewhere in California. The violations of law herein alleged have been carried out in the City and County of San Francisco and elsewhere in the State of California.

11. At all relevant times, each of Doe defendants 1 through 50 has acted as an agent, representative, or employee of the other defendants, and has acted within the course and scope of that agency, representation or employment; and has participated in, has conspired with, and/or has aided and abetted others, including the other defendants in committing the violations alleged in this complaint.

12. Whenever reference in this complaint is made to any act of Defendant(s), that allegation shall be deemed to mean the act of each defendant acting individually and jointly.

13. Whenever reference in this complaint is made to any act or transaction of any corporation, partnership, business or other organization, that allegation shall be deemed to mean that the corporation, partnership, business or other organization did or authorized the acts alleged in this complaint through its principals, officers, directors, employees, members, agents and representatives while they were acting within the actual or ostensible scope of their authority.

14. Defendants have engaged in a conspiracy, common enterprise, and common course of conduct the purpose of which was to commit acts and practices of unfair competition and make untrue or misleading statements as alleged in this complaint.

15. Defendants each knew or realized that others, including the other Defendants, were engaging in or planned to engage in the violations of law alleged in this Complaint. Knowing or realizing that others, including the other Defendants, were engaging in such unlawful conduct, each Defendant nevertheless facilitated and continued to facilitate the commission of those unlawful acts. Each Defendant intended to encourage and facilitate the commission of the unlawful acts, and did encourage, facilitate, aid, promote or instigate the commission of unlawful acts, and thereby, aided and abetted others, including the other Defendants, in unlawful conduct. The unlawful acts alleged in this Complaint were those acts Defendants intended to and did facilitate or were the natural and reasonable consequences of the acts Defendants intended to and did facilitate.

DEFENDANTS' BUSINESS PRACTICES

16. H&R Block holds itself out as a trusted expert in the fields of tax advice, tax preparation and related matters. The company's public statements emphasize that its "tax professionals" are experts in preparing their clients' taxes and in offering them tax advice. Defendants provide tax advice to their tax preparation customers, including suggestions to lower their tax obligation, such as by the use of IRAs or mortgages (which are offered by other Block affiliates). Customers rely on Block for its touted expert tax advice and tax preparation including when they have Block prepare their tax returns, explain their options for receiving their refunds, and send their returns to the Internal Revenue Service (IRS) via Block's e-filing service.

17. H&R Block promotes its tax advice and tax preparation services through a marketing campaign that touts its ability to get money to taxpayers quickly at tax time. Some of Block's marketing promotes the company's claimed ability to process tax returns so that taxpayers receive their refunds faster from the IRS. A significant amount of H&R Block's marketing, however, is not touting the company's fast service, but rather is promoting loans.

A. H&R Block Aggressively Markets "Refund Anticipation Loans"

18. The loans offered to H&R Block's customers (refund anticipation loans, which the company refers to as "RALs") are secured by the taxpayer's anticipated tax refund and based on the anticipated amount of the refund. Block is barred by the Internal Revenue Service from directly making such loans itself. Consequently, the loans are technically provided by a bank with which H&R Block contracts via Defendants Block Financial Corp., H&R Block, Inc., H&R Block Services, Inc., H&R Block Enterprises, Inc., H&R Block Tax Services, Inc., and other Block affiliates. It is primarily H&R Block, however, not the bank, that advertises and promotes the loans. It is also H&R Block, through its "tax professionals," that in the course of providing its tax advice and preparation service (after most of the "tax interview" is over and after determination that a client is entitled to a refund) offers the loans to its clients, provides its clients the multi-page loan applications, fills out the applications, and obtains the signed loan applications. Block also delivers the loan applications to the lending bank, and subsequently distributes the loan proceeds to its taxpayer clients. All loan fees and any tax preparation fees that the client has not already paid are deducted from the loan amount before the remainder of the loan proceeds are made available, generally at the Block office in the form of a paper check printed by Block that the client must pick up.

19. H&R Block receives substantial revenue from the loans, the extent of which is not disclosed with any specificity to the Block client, including up to 49.99% of the interest paid on these loans. Block also receives through "license fees" a substantial portion of the associated fees its taxpayer clients are required to pay.

20. Since 2001, Block customers in California have entered into more than 1.5 million RALs, generating tens of millions of dollars in income for Block.

21. The loan application which H&R Block personnel have the client sign authorizes the lender to set up a temporary "account" in the client's name for the sole purpose of receiving the taxpayer's refund directly from the IRS – the client may not deposit to or withdraw any amount from the collection account. When the client's tax return is sent to the IRS, Block designates the collection account as the destination to which the refund should be

directed. Once the IRS is notified, the destination for the tax refund cannot be changed. When the refund arrives from the IRS, the lender repays itself out of the refund and forwards to H&R Block the amount of any tax preparation or other fees owed H&R Block.

22. H&R Block offers both "standard" RALs and "instant" RALs (IRALs). The company represents that a customer will receive a standard RAL within one to two days. The company represents that "instant" RAL proceeds are generally available the same day H&R Block prepares the taxpayer's tax return. Unlike a standard RAL, eligibility for which is determined in significant part through checking the IRS "Debt Indicator" and requires 24 hours or more to process, eligibility for an H&R Block instant RAL – which it has promoted as "Instant Money" – is based primarily on the applicant's credit score and is often determined while the applicant is in the H&R Block office where the tax return is prepared.

23. When a client's tax return is filed electronically, as H&R Block does for the vast majority of its clients, the IRS provides the refund within approximately 8-15 days by direct deposit to a taxpayer's own bank account or in about 21-28 days if sent by U.S. mail.

24. Because H&R Block clients with bank accounts may receive their RAL proceeds no more than a week before they would have received their refund from the IRS, RALs are very short-term, very expensive loans. Since the lender is repaid by the receipt of the borrower's tax refund from the IRS in an average of about 10 days, Block's RAL clients typically pay interest, depending on the size of the loan, at an Annual Percentage Rate (APR) of from 40% to well over 100% APR. If all administrative and application fees required to be paid to receive the loan were included, the rate could be in excess of 500%.

B. H&R Block's RAL Program Targets the Working Poor

25. The Earned Income Tax Credit (EITC) is a tax credit paid by the federal government to low-income taxpayers. Although EITC recipients make up less than twenty percent of all taxpayers, they constitute some seventy percent of all customers for H&R Block's RALs and related products. Because the EITC is a tax credit rather than a deduction, receipt of the EITC, which averages several thousand dollars, often sharply increases or provides the entirety of a taxpayer's refund.

26. Persons eligible for the credit can elect to have much of their EITC distributed in their paychecks throughout the year rather than having to wait for a lump sum refund at tax time (a program known as the "Advance EITC"). Similarly, even those who are not eligible for an EITC may keep more of their income during the year, rather than having to wait for it after filing their year-end tax returns, simply by adjusting their W-4 withholding amounts. H&R Block has not effectively provided information about adjusted withholding or the Advance EITC to those who – because of the size of their refunds and as recipients of RALs – are eligible for them.

27. The consequences of entering into a RAL may be severe. Submitting the application documents transfers clients' entitlement to their tax refund to the lender and Defendants. If for any reason a client's refund is not deposited into the temporary "account" or is less than expected because other debts have been deducted from the refund amount, the consumer is still held liable for the full amount of the RAL.

28. If an H&R Block client's application for a RAL is denied for any reason, the client receives no money until the IRS sends the client's refund to the temporary "account." Nevertheless, certain RAL-related fees are still charged. In other words, such clients receive no loan, and obtain the remaining portion of their refund (less additional fees) no faster than they would have had they simply elected to receive their refund by direct deposit from the IRS.

C. Defendants Offer Deferral of Tax Preparation Fees Through Purportedly Rapid "Refund Anticipation Checks"

29. Generally, the fees for H&R Block's tax preparation and related services are due at the time a client's taxes are prepared. Defendants offer their clients the option of deferring payment of those fees until after their tax refund has been received from the IRS – but only if the clients agree to pay a fee to get a RAL or another refund-based product that Defendants call a "refund anticipation check" or "RAC." No form H&R Block provides its clients discloses the cost of the deferral of tax preparation fees as an Annual Percentage Rate or Finance Charge, or contains any other disclosures required by Truth-in-Lending laws for deferral of amounts owed.

30. In offering a RAC to its clients, H&R Block – as it does with a RAL – obtains its clients' signatures on a multi-page application form which transfers the clients' rights to receive their tax refunds to H&R Block's chosen bank. The bank sets up a temporary collection account to secure the deferred fees due Block as well as the fees charged to get a RAC (called a "RAC fee" or "account fee"), and the IRS is directed to send the client's tax refund directly to the bank. Unlike a RAL, where customers get the money while in the Block office or a day or two later, with a RAC customers do not receive any money until after the IRS has delivered their refund to the collection account at the bank. When the tax refund arrives, the bank deducts both the fees charged for allowing the deferral through the "account," and all tax preparation fees and other charges owed to H&R Block, before forwarding whatever remains for the client. H&R Block clients receive this remaining amount of their refund, either in the form of a paper check they must pick up at the H&R Block office (if, for example, they do not have a bank account of their own), or by direct deposit into the clients' own bank account, approximately 8-15 days after Block electronically files their returns – or in precisely the same amount of time that the clients would have received their refunds (without cost) straight from the IRS by direct deposit.

D. Defendants' RALs and RACs Bind Clients to Automatic Debt Collection

31. Defendants participate in a mutual debt-collection scheme through a debt-pool participation agreement with their partner lenders, other commercial tax preparers, and the partner lenders of those tax preparers. RAL-related charges can become delinquent debts if, for any reason, the IRS does not send all or part of the anticipated refund securing the RAL. The applications which Defendants have their clients sign (for a RAL or RAC) purport also to bind the clients to the automatic collection of any debt from a prior year's RAL- or RAC-type products that any debt-pool participant believes the client may owe. Only through a RAL or a RAC – and the accompanying "agreement" to have alleged past debts to Defendants and other entities collected – can clients defer paying their tax preparation fees at the time that their taxes are prepared, which may be a financial necessity.

32. The RAL or RAC forms do not specify that the partner bank *is* a debt collector, but do state that the partner bank *may* be acting as a debt collector. Neither the application forms Defendants provide for a RAL or RAC nor any other document or information they provide before the client is committed to purchasing the RAL or RAC, however, give notice to the client of any specific debt or any specific creditor to whom a debt is owed.

33. Defendants know that an application for a RAL will be denied if it is made by an H&R Block client who is considered by H&R Block, or H&R Block's partner lender, or by *another* participating tax preparer or RAL lender, to owe a RAL-related debt from a previous year. Defendants, nevertheless, continue to offer such loans to their clients. Defendants also know that once the RAL or RAC application is signed and the tax return sent, the refund will inexorably be sent to the partner bank/debt collector, not the client. Consequently, Defendants also know their client will not receive written notice of the amount of the alleged debt, or of the identity of the creditor, or of their right to dispute the validity of a purported specific debt, until the after the client has already lost control over the anticipated refund. Moreover, although the client is entitled by law to 30 days from notice to contest the validity of the specified debt, the debt collector bank has control over the refund from the date the client signs and submits the loan application, and has generally transferred the purported debt owed to the purported creditor even before the thirty-day period ends.

34. The RAL application documents provide that client who signs up for a RAL, and is denied the loan, will automatically be switched to a RAC instead. Therefore, in any case where an H&R Block client who owes an alleged prior debt to any debt pool participant applies for a RAL, the client will within a day or so be denied a RAL (money within 1-2 days), given a RAC (money in 8-15 days, no faster than direct deposit from the IRS), and assessed a fee for the RAC. If the amount of the alleged debt and the current year's fees is greater than the amount of the client's tax refund, then the client receives nothing from the refund sent by the IRS.

35. Therefore, Block clients who are claimed to owe debt from a prior year are led to expect a loan of the amount the IRS is to refund, but instead find themselves in a collection

proceeding. The loan documents describe the "consideration" the alleged debtors receive from this arrangement as "the ease and convenience" of paying off that debt.

36. H&R Block has benefitted and continues to benefit directly from this program through collection of debts that Block alleges clients owe the company from previous years for tax preparation and related fees, and through recovery of clients' RAL fees and outstanding balances for loans in which Block has purchased an interest in prior years.

E. Defendants Have Made Misleading and Deceptive Statements to Consumers

37. To market and sell their tax preparation services and advice, as well as RALs and other products, Defendants have used a variety of media and in-store statements that offer to get money back fast for customers.

38. Defendants have portrayed RALs as a "refund" or "Instant Money" rather than as a loan. They have minimized or omitted words and phrases that would have indicated to clients and potential clients that a RAL is a loan rather than a faster way of getting a tax refund. They have run advertisements that misidentify loans as refunds, including (as an example) one that stated, with respect to a loan, "I got a check for my refund that day."

39. Defendants have made misleading statements to lure customers, including advertisements that refer to loans as "your money" or getting clients "their money" (e.g., "There's no faster way to get your money") when in fact the advertisement is referring not to a refund, but to a loan (that is, the lender's money) that must be repaid with interest and fees.

40. Defendants have used advertisements for loans concurrently with confusingly similar advertisements for refund processing, including (as an example) simultaneous advertisements that announced "There's no faster way to get your money" (referring to a 24-hour loan product) and "There's no way to get your refund any faster" (referring to an 8-to-28-day direct payment from the IRS). Defendants have even touted loans and refund processing in the *same* advertisement.

41. Defendants have attempted to steer their clients to costly RALs or RACs by misstating or omitting to state, in communications with their clients and potential clients, the

amount of time it takes to receive a refund directly from the IRS, as compared with the time to receive money through a RAL or RAC.

42. Defendants have advertised that clients who receive a RAL or RAC are receiving "cash, cold, green, in your hand, out the door." In fact, these clients receive a check which, if they do not have a bank account of their own, will have to be cashed at considerable expense (and, in the case of on-site check-cashing, at considerable profit to H&R Block).

43. Defendants have touted the maximum "Instant Money" loan amount (seeking thereby to attract tax preparation clients on the basis of the availability of large amounts of such "instant money"). Defendants have failed to disclose or to disclose adequately, however, (1) that no client receives the maximum amount advertised in hand because the loan includes fees that are deducted before the client receives the proceeds, (2) that almost no one receives an amount anywhere near that high because clients cannot receive more then the amount of their tax refund less fees, (3) that only a small percentage of consumers even qualify for the "Instant Money" loan in the full amount of their tax refund (and even those must subtract fees), and (4) that a substantial percentage of those who apply for the Instant Money loan are denied entirely.

44. In advertisements and other statements regarding RACs, Defendants have failed to disclose or to disclose adequately the RAC (1) is an expensive product with substantial fees that may be avoided by paying for one's tax preparation services up front and (2) does not arrive any faster than would a refund directly deposited from the IRS into the client's own bank account.

45. The debt collection program included in RALs and RACs has not been disclosed or adequately disclosed in Defendants' promotion of those products.

F. Defendants Have Shared Taxpayer Information, Without Consent, For Purposes Not Related To Tax Preparation

46. Federal and state laws strictly limit tax preparers' use of information derived from individuals' tax returns. Defendants have not obtained their clients' consent to share such information in the manner required by law.

47. Defendants have disclosed their clients' tax return information to their partner RAL-lending banks, for purposes of providing RALs and RACs, without first obtaining the clients' separate written consent.

48. Defendants have used and disclosed their clients' tax return information for marketing RALs and other items, including home mortgages, IRAs, and other financial products, without first obtaining a separate written consent for each of those uses and disclosures.

49. Defendants have used and disclosed their clients' tax return information for purposes of collecting debts or permitting others to collect debts, without first obtaining a separate written consent for each of those uses and disclosures.

G. Defendants Have Profited From Undisclosed Check Cashing Fees and an Improper Lottery

50. Many of H&R Block's clients obtain their RAL or RAC proceeds in the form of a paper check that they must pick up at an H&R Block office. Block has directed its clients to institutions that charge consumers fees to cash these checks that exceed the maximum amount allowed to cash a check issued by the IRS. Block has also established check-cashing arrangements with various institutions, some of which have paid Block 20% to 50% of the gross check-cashing fees for checks issued to Block's clients. Block has failed to disclose or to adequately disclose to consumers that a portion of the check cashing fee the institution charges them is kicked back to Defendants.

51. In 2004, H&R Block ran a promotion through which each client would receive a scratch card which might entitle the client to double the amount of his or her tax refund. Under California law, this promotion was a lottery and therefore required clear and conspicuous disclosure that no purchase of tax preparation services was necessary in order to receive a game card and participate. H&R Block's advertisements and other statements about the "Double Your Refund" promotion did not clearly or adequately convey that no purchase was necessary.

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FIRST CAUSE OF ACTION

VIOLATION OF BUSINESS AND PROFESSIONS CODE SECTION 17500 (MISLEADING OR DECEPTIVE STATEMENTS)

52. The People incorporate by reference paragraphs 1 through 51 of this Complaint as though they were set forth fully in this cause of action.

53. In violation of Business and Professions Code section 17500, Defendants, and each of them, with the intent to induce California consumers to purchase the products or services Defendants offer, have made, disseminated or caused to be made or disseminated, and continue to make, disseminate or cause to be disseminated, before the public in the city and county of San Francisco, and elsewhere in the State of California, untrue or misleading statements, which they knew or reasonably should have known were untrue or misleading at the time the statements were made.

54. These untrue, misleading or deceptive statements include, but are not limited to, the following:

a. Defendants have portrayed their RAL product as the client's tax refund or as "Instant Money" rather than as a loan. They have minimized or omitted words and phrases that would have indicated that a RAL is a loan. They have run advertisements that misidentify loans as refunds. They have promulgated advertisements that refer to loans as "your money" or getting clients "their money." These statements are untrue or misleading because a RAL is not the taxpayer's refund or the taxpayer's money but, instead, a high-cost, short-term loan.

b. Defendants have run advertisements related to "rapid" refund processing concurrently with confusingly similar advertisements related to quickly available or "instant" loans, and have even advertised refund processing and loans in the same advertisement. These statements are untrue or misleading because they imply that the money being offered is a tax refund, not a very short-term, high-cost loan.

c. Defendants have stated, directly or by implication, that their (high-cost) RALs and RACs are a faster way to receive money at tax time than waiting to receive a refund directly from the IRS. These statements are untrue or misleading because taxpayers can receive a direct deposit refund from the IRS on a returen filed electronically as fast as they can receive a direct-deposited RAC or a RAC check, and the difference between the time to receive a costly RAL or RAC and the time needed for delivery of an IRS check by mail is less than that represented.

d. Defendants have misleadingly represented that clients who receive a RAL or RAC are receiving "cash" when, in fact, such clients receive a check which must be cashed, often at considerable expense.

e. Defendants have misleadingly made statements touting the amount available in an "Instant Money" loan. These statements are untrue or misleading because few Instant Money loans are made at or near the maximum amounts stated, and a substantial proportion of applicants are rejected entirely for an Instant Money loan.

f. In advertisements and other statements Defendants have misleadingly described RALs and RACs as ways of receiving money faster at tax time or avoiding up-front payment of tax preparation fees. These statements are untrue or misleading because they fail to disclose that, by applying for these products, Defendants' clients also purportedly authorize automatic collection of unspecified debts in unspecified amounts from prior years which may be claimed to be owed to any of a number of RAL-lenders who are participants in a debt-pooling arrangement.

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1 SECOND CAUSE OF ACTION

2 VIOLATION OF CALIFORNIA BUSINESS AND PROFESSIONS CODE SECTION 17200 (UNFAIR COMPETITION)

3

4 55. The People incorporate by reference paragraphs 1 through 51 and 53 through

5 54 of this Complaint as though they were set forth fully in this cause of action.

6 56. Defendants, and each of them, have engaged in and remain engaged in unfair

7 competition, as defined in California Business and Professions Code section 17200. These

8 acts of unfair competition include, but are not limited to, the following:

9 a. Defendants have violated Business and Professions Code section 17500 as

10 alleged in the First Cause of Action.

11 b. Defendants have participated with, aided and abetted, acted as agents of, or

12 conspired with persons acting as debt collectors in the following violations of

13 the Fair Debt Collection Practices Act (governing third-party debt-collectors):

14 (1) Failing to give alleged debtors information, including the amount of the

15 purported debt and the creditor to whom it is owed as well as the debtors'

16 30-day right to dispute the debt, within 5 days of the initial contact,

17 without overshadowing or contradicting this "validation" notice, as

18 required by 15 U.S.C. section 1692g;

19 (2) Engaging in debt-collection activities that are misleading or deceptive, in

20 violation of 15 U.S.C. section 1692e;

21 (3) Engaging in debt-collection activities that are unfair or unconscionable,

22 in violation of 15 U.S.C. section 1692f.

23 c. Defendants have participated with, aided and abetted, acted as agents of, or

24 conspired with persons acting as debt collectors in the following violations of

25 the California Rosenthal Fair Debt Collection Practices Act (governing both

26 creditors and third-party debt-collectors):

27 (1) Engaging in debt-collection activities that are misleading or deceptive, in

28 violation of Civil Code section 1788.17;

(2) Engaging in debt-collection activities that are unfair or unconscionable, in violation of Civil Code section 1788.17;

(3) Engaging in the practice of falsely representing the true nature of the business or services being rendered by a debt collector, in violation of Civil Code section 1788.13(i).

d. In connection with RALs and related products, Defendants have engaged in the following violations of the Consumer Legal Remedies Act:

(1) Advertising goods or services with intent not to sell them as advertised, in violation of Civil Code section 1770(a)(9);

(2) Representing that a transaction confers or involves rights, remedies, or obligations which it does not have or involve, or which are prohibited by law, in violation of Civil Code section 1770(a)(14);

(3) Inserting an unconscionable provision in a contract, in violation of Civil Code section 1770(a)(19).

e. Defendants have used or disclosed information from their clients' tax returns for purposes other than preparing the return, without first obtaining a separate written consent for each such use or disclosure, in the following ways:

(1) Disclosing their clients' tax return information to their partner RAL-lending banks, for purposes of providing RALs and RACs, without first obtaining the clients' separate written consent, in violation of 26 U.S.C. section 7216 and 26 C.F.R. sections 301.7216-1 and 301.7216-3;

(2) Using and disclosing their clients' tax return information for marketing RALs and other items, including home mortgages, IRAs, and other financial products, without first obtaining a separate written consent for each of these uses and disclosures, in violation of 26 U.S.C. section 7216 and 26 C.F.R. sections 301.7216-1 and 301.7216-3;

(3) Using and disclosing their clients' tax return information for purposes of collecting debts, without first obtaining a separate written consent for

each of these uses and disclosures, in violation of 26 U.S.C. section 7216 and 26 C.F.R. sections 301.7216-1 and 301.7216-3.

f. Defendants have disclosed information obtained in the business of preparing federal or state income tax returns without obtaining the taxpayer's consent in a separate written document that states to whom the disclosure will be made and how the information will be used, in the following ways:

(1) Disclosing their clients' tax return information to their partner RAL-lending banks, for purposes of selling RALs and RACs, without first obtaining the clients' consent in a separate document, in violation of Business and Professions Code sections 17530.5 and 22553;

(2) Disclosing their clients' tax return information to their partner banks and other RAL lenders for purposes of collecting debts or allowing others to collect debts, without first obtaining the clients' consent in a separate document, in violation of Business and Professions Code sections 17530.5 and 22553.

g. In offering RACs to their clients, Defendants have regularly extended or offered to extend credit (in the form of deferral) on which a charge is or may be imposed. Defendants have therefore acted as creditors within the meaning of the Truth-in-Lending law and have violated that law by

failing to timely make the disclosures required by the Truth-in-Lending Act and Regulation Z on RAC-related documents, including the disclosures required by 15 U.S.C. sections 1631 and 1632; and 12 C.F.R. sections 226.17 and 226.18.

h. Defendants hold themselves out to their clients and to the public as "trusted" experts on tax preparation and tax advice. They have sought to gain and have gained the confidence of their clients, and have purported to act or advise their clients with the clients' interests in mind. Despite this confidential relationship, however, Defendants have acted in their own financial interest rather than their clients' in the following ways:

(1) They have served simultaneously as the agent of their clients and of their partner lending banks, aggressively marketing and steering their clients to purchase RALs and RACs that profit the bank and Defendants whether or not these products are in the clients' financial best interest;

(2) They have failed to disclose clearly and accurately to their clients the expense of each refund option and the amount of time it takes to receive money under each option;

(3) They have failed to disclose to their clients the extent of their own financial interests in RALs and RACs, and in the recovery of prior years' RAL debt;

(4) They have failed affirmatively to raise with their RAL and RAC clients the option of adjusting their withholding of taxes so that they receive more of their income each month during the year rather than having to wait until the end of the year to receive it in a refund or high-cost RAL or RAC;

(5) They have failed affirmatively to raise with their RAL and RAC clients who receive the EITC the option of saving RAL- and RAC-related fees and getting more money for ongoing living expenses by adjusting their withholding or receiving part of their EITC in their paychecks every month during the year as part of the "Advance EITC" program, rather than having to wait until the end of the year to receive it in a refund or high-cost RAL or RAC;

(6) They have held out the promise of "Instant Money" with a high loan amount despite the fact that few of their clients qualify for a loan anywhere near the maximum; and

(7) They have, in "bait-and-switch fashion," held out the promise of a RAL even to those clients whom Defendants or other debt-collection pool participants believe owe delinquent debt, and who will as a result have a RAL application denied and instead find themselves placed into a RAC and in the midst of a debt collection proceeding.

WHEREFORE, plaintiff prays for judgment as follows:

1. Pursuant to Business and Professions Codes sections 17535 and 17203, that Defendants, their successors, agents, representatives, employees, and any and all other persons who act in concert or participation with Defendants be permanently restrained and enjoined from:
   a. Doing any of the acts set forth in this complaint or any other act in violation of Business and Professions Code section 17200 *et seq.*;
   b. Making or disseminating any of the untrue or misleading statements described in this complaint or any other statement in violation of Business and Professions Code section 17500 *et seq.*;
2. Pursuant to Business and Professions Code section 17536, that Defendants be assessed a civil penalty of $2500.00 for each violation of Business and Professions Code section 17500 as proven at trial, but in an amount not less than $10 million;
3. Pursuant to Business and Professions Code section 17206, that defendants be assessed a civil penalty of $2500.00 for each violation of Business and Professions Code section 17200 as proven at trial, but in an amount of not less than $10 million;
4. Pursuant to Business and Professions Code sections 17203 and 17535, that Defendants be ordered to make full restitution of any money or other property that may have been acquired by Defendants' violations of Business and Professions Code sections 17200 and 17500, as proven at trial;

5. That plaintiff recover its costs of suit;

6. The Court order other and further relief as the nature of the case may require and the court may deem appropriate and just.

Dated: February __, 2006

Respectfully submitted,

BILL LOCKYER
Attorney General of the State of California

ALBERT NORMAN SHELDEN
Senior Assistant Attorney General

MARGARET REITER
Supervising Deputy Attorney General

____

SETH E. MERMIN
Deputy Attorney General

Attorneys for the People of the State of California

THIS COMPLAINT IS SUBJECT TO C.C.P. § 446(a) GOVERNING VERIFICATION OF PLEADINGS


NATIONAL
CONSUMER LAW
CENTER INC


CFA
Consumer Federation of America

Picking Taxpayers' Pockets, Draining Tax Relief Dollars: Refund Anticipation Loans Still Slicing Into Low-Income Americans' Hard-Earned Tax Refunds

The NCLC/CFA 2005 Refund Anticipation Loan Report

Chi Chi Wu, National Consumer Law Center
Contributing author: Jean Ann Fox, Consumer Federation of America
January 2005

Executive Summary

- Refund anticipation loans (RALs) are usurious short-term loans secured by the taxpayer's expected tax refund. This is the annual update from the National Consumer Law Center and Consumer Federation of America on how much RALs are costing taxpayers.

- A nationwide survey of consumers commissioned by NCLC found that 18% of them had taken out a RAL at some point. Of these consumers, a startling two-thirds did not realize a RAL is a loan. This lack of awareness persists despite consumer advocacy and some improved disclosures by tax preparers.

- Consumers paid an estimated $1 billion in RAL fees, plus an additional $389 million in "administrative" or "application" fees in 2003 to get quick cash for their refunds – essentially borrowing their own money at extremely high interest rates. From 2002 to 2003 RAL volume leveled off, declining slightly for the first time in several years. Consumers took out approximately 12.15 million RALs during the 2002 tax-filing season compared to 12.7 million in 2001.

The National Consumer Law Center is a non-profit organization specializing in consumer issues on behalf of low-income people. NCLC works with thousands of legal services, government and private attorneys, as well as community groups and organizations, who represent low-income and elderly individuals on consumer issues.

Consumer Federation of America is a non-profit association of about 300 groups, with a combined membership of over 50 million people. CFA was founded in 1968 to advance consumers' interest through advocacy and education.

The authors would like to NCLC Consumer Advocate Steve Tripoli for his feedback and comments.

This research was funded by the Annie E. Casey Foundation. We thank them for their support but acknowledge that the findings and conclusions presented in this report are those of the authors alone, and do not necessarily reflect the opinions of the Foundation.

- The effective annualized interest rate for RALs based on a 10 day loan period ranges from about 40% (for a loan of $9,999) to over 700% (for a loan of $200), or 70% to over 1,700% if administrative or "application" fees are included.

- Low-income consumers are mostly footing the bill for high cost RALs: According to the IRS, 79% of RAL recipients in 2003 had incomes of $35,000 or less. HBSC/Household reported that the majority of their RAL customers have an average household income of $17,800. Jackson Hewitt reported 73% of the company's customers make less than $30,000 annually. The nationwide survey found about a quarter of respondents with incomes under $50,000 had taken out RALs, as compared to only 10% of those who made over $75,000.

- Over half of RAL consumers are recipients of the Earned Income Tax Credit (EITC), even though EITC recipients constitute just 17% of all taxpayers. RALs siphoned off an estimated $740 million in loan fees and administrative or application fees from low-wage workers who receive the EITC in the latest year measured. If tax preparation fees are included, the total estimate rises to $1.57 billion paid by EITC recipients Check cashing fees for 45% of these EITC recipients add another $158 million, for a total estimate of $1.73 billion spent by the working poor to get access to this government benefit distributed through the tax system.

- The nationwide survey also found racial and educational disparities in RAL usage. Twenty-eight percent (28%) of African-American and 21% of Latino taxpayers responded that they'd received RALs, compared with 17% of white consumers. RALs were used more often by consumers with a high school education (23%) or less (30%) than by college graduates (12%).

- Stored value cards are emerging as a method to deliver RALs or refunds. Some stored value cards are expensive, and are added on top of a RAL or refund anticipation check as an additional cost. Other cards may be a less expensive alternative to RALs or Refund anticipation checks, and can help unbanked consumers move toward the financial mainstream. NCLC has produced a guide entitled "Selecting a Stored Value Card: Issues for VITA Sites," attached as Appendix A.

- One additional state (Connecticut) and one city (Seattle) enacted RAL legislation in 2004. In addition, the California Legislature passed a RAL law, but it was vetoed by Governor Schwarzenegger. In Congress, a bill banning RALS secured by the EITC was introduced in 2004. RAL bills based in part on the NCLC Model RAL Act were introduced in Arizona, Maryland, New York, Ohio, and Texas.

- This report also contains an update on consumer advocacy around RALs, RAL litigation, and government enforcement.

I. Introduction

Refund anticipation loans (RALs) are high cost loans secured by and repaid directly from the proceeds of a consumer's tax refund from the Internal Revenue Service (IRS). Because RALs usually run for a duration of about 7-14 days (the difference between when the RAL is made and when it is repaid by deposit of the taxpayer's refund), fees for these loans translate into triple digit annualized interest rates. RALs drain billions from the pockets of consumers and the U.S. Treasury. They are targeted at the working poor, especially those who receive the Earned Income Tax Credit (EITC), a refundable credit provided through the tax system and intended to boost low-wage workers out of poverty. The EITC is the largest federal anti-poverty program, with over $38 billion provided to 21.7 million families in the last reported year.[1]

This report updates the NCLC/CFA annual reports on the refund anticipation loan (RAL) industry and the drain caused by RALs from EITC benefits. Those interested in background information on the industry and regulation should refer to the first NCLC/CFA RAL Report published in January 2002.[2]

Progress continues in the effort to combat RALs and inform consumers of their true nature and costs. One additional state and one city recently enacted legislation requiring better RAL disclosure. A bill to regulate RALs passed the legislature in California but was vetoed by the Governor. Federal legislation to ban RALs secured by the EITC has been introduced.

The grassroots advocacy group Association of Community Organizations for Reform Now (ACORN) reached an agreement with the largest tax preparation chain, H&R Block. The agreement provides for improved disclosures, a joint EITC outreach effort, and most importantly, Block will stop charging its "system administration" fee, averaging $32, for RALs and refund anticipation checks.[3] This will bring down the cost of RALs and refund anticipation checks significantly for consumers. ACORN also reached an initial understanding with Jackson Hewitt, which has promised better disclosures and dropping its "application" fee in 50 markets.

The volume of RALs in 2003, the most recent year for which the IRS has data, shows a leveling off of RAL usage. In addition, Block reported that the number of RALs they brokered declined 8% in 2004, as compared to 2003.

A national survey of RAL consumers by a professional polling company indicates that many consumers remain unaware of the most basic fact about RALs: that they are loans. In the

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[1] IRS, *Tax Stats at a Glance*, available at www.irs.gov/taxstats/article/0,,id=102886,00.html.

[2] Chi Chi Wu, Jean Ann Fox, and Elizabeth Renuart, "Tax Preparers Peddle High Priced Tax Refund Loans: Millions Skimmed from the Working Poor and the U. S. Treasury," National Consumer Law Center and Consumer Federation of America, January 31, 2002, [hereinafter "NCLC/CFA 2002 RAL Report"], available at www.consumerlaw.org/initiatives/refund_anticipation.

[3] Refund anticipation checls are the non-loan bank product that many RAL lenders and tax preparers offer in addition to RALs. With refund anticipation checks, the bank opens a temporary or "dummy" bank account into which the IRS direct deposits the refund check. After the direct deposit of the consumer's refund, the bank issues the consumer a paper check and closes the dummy account. The consumer then picks up the check from the tax preparer's office.

meantime, RALs continue to drain over a billion dollars from the pockets of American taxpayers including EITC recipients.

II. RAL Volume Stays Flat

The latest available IRS data indicates leveling off in RAL volume. During the 2003 tax filing season, consumers took out approximately 12.15 million RALs.[4] In our last RAL report, we estimated approximately 12.7 million RALs were taken out in 2002, so there was a decrease of 4.3% from 2002 to 2003.[5] However, the percentage of taxpayers who took out RALs remained the same, about 1 in 10 taxpayers.[6]

In 2003, taxpayers received an average refund of $2,057.[7] Based on prices stated by the leading RAL lender for that year, the average taxpayer paid about $90 in RAL fees.[8] Thus, taxpayers paid somewhere in the neighborhood of $1.09 billion in RAL fees in 2002. This compares to an estimated $1.14 billion in RAL loan fees in 2002.[9]

The following chart documents the trends in RALs since the 2000 filing season: [10]

Filing Year	No. of RALs	Increase/decrease from prior year	RAL loan fees
2003	12.15 million	(-4)%	$1,090,000,000
2002	12.7 million	5%	$1,140,000,000
2001	12.1 million	12%	$907,000,000
2000	10.8 million	--	$810,000,000

This $1.09 billion for 2003 would be even higher if we could include the additional fees paid for additional loan products called "Instant Money Loans" (H&R Block) or "Money Now

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4 The 12.15 million figure was calculated as follows: 1) IRS statistics state that there were 13.5 million tax returns which were associated with a RAL. Data from IRS Stakeholder Partnerships, Education & Communication (SPEC) Return Information Database for Tax Year 2002, July 2004; 2) we assume that since IRS would not know whether a RAL was approved or denied, these statistics represent the number of RALs applied for. About 90% of RAL applications result in an approved loan. Household International, *Exploring the Refund Anticipation Loan (RAL): Questions and Answers*, on file with the authors; George Guttman, *IRS Reinstates Debt Indicator to Increase Electronic Filings*, 85 Tax Notes 1125, Nov. 29, 1999. Thus, 90% of 13.5 million is 12.15 million.

Industry sources have claimed that the IRS data includes some non-loan products, such as refund anticipation checks. However, until we have more information, we can only rely on the IRS SPEC database which is labeled "estimated RALs." Furthermore, according to the IRS SPEC database, these numbers represent requests for the debt indicator, which would not be necessary for a non-loan product such as a refund anticipation check because there would be no need for underwriting for such products.

5 Chi Chi Wu and Jean Ann Fox, *All Drain, No Gain: Refund Anticipation Loans Continue to Sap the Hard-Earned Tax Dollars of Low-Income Americans*, January 2004, at 4 [hereinafter referred to as "NCLC/CFA 2004 RAL Report."].

6 Data from IRS SPEC, Return Information Database for Tax Year 2002, July 2004.

7 IRS, *Tax Stats at a Glance*, available at www.irs.gov/taxstats/article/0,,id=102886,00.html.

8 This was the loan fee in 2003 for a RAL from $2,001 to $5,000 from Household. *See* Household's website at www.household.com/corp/hirl_express_refund_loan.jsp, printout dated January 13, 2003, on file with authors.

9 NCLC/CFA 2004 RAL Report at 4.

10 NCLC/CFA 2004 RAL Report at 4, NCLC/CFA 2003 RAL Report at 1, NCLC/CFA 2002 RAL Report at 4.

Loans" (Jackson Hewitt). These products are same-day loans, by which consumers can receive all or part of their RALs immediately when they file their taxes. Lenders charge an additional $20 to $39 for same-day RALs, a fee which the consumer pays on top of regular RAL fees.[11] We do not have data on the number of same-day RALs taken out by consumers.

In addition to the RAL loan fee, major tax preparation firms charge additional fees for RALs, often termed "system administration," "document preparation" or "application" fees. H&R Block will eliminate this fee as part of its agreement with ACORN.[12] Jackson Hewitt has agreed to drop this fee for some of its offices but has not yet stated that it will eliminate the fee[13]

Given that the system administration fee was not entirely dropped until this year, we will include the system administration fee for the calculations for the amounts paid in 2003 for RALS. According to Block, its system administration fee ranges from $28 to $59, with an average of $32.[14] Using the average figure, these additional fees add about $389 million to the amount paid in RAL fees in 2003.

III. Price of a RAL for 2005

Based upon the prices for RALs in 2005, a consumer can expect to pay about $100 in order to get a $2,050 RAL from a commercial tax preparation chain this year. This loan fee includes the fee supposedly for the "dummy" bank account used to receive the consumer's tax refund from IRS to repay the RAL. The effective APR on this RAL would be 187%.[15]

The fee for the RAL plus the fee for tax preparation, which average about $120,[16] would total about $220. If the consumer chooses a tax preparer that charges a "system administration" or "application" fee, in the neighborhood of $30 per loan, the total would rise to $250.

[11] www.hsbctaxpayerfinancialservices.com/htax/ERO/Ind?cmd_static=eroRefundLoan; Santa Barbara Bank & Trust, *2004 Program Newsletter for Tax Professionals*, available at the Taxwise website at www.taxwise.com/_inc/content-managed/pdf/05Update.pdf.

[12] Association of Community Organizations for Reform Now, *ACORN Annual Report 2004*, January 5, 2005. This agreement is further discussed in Section VIII below.

[13] ACORN Press Release, *ACORN Suspends Jackson Hewitt Protests*, January 11, 2005 (Jackson Hewitt committing to eliminate the application/administrative fee in 50 of its markets). Note that Jackson Hewitt has about 2,700 "territories" in which it operates. Jackson Hewitt, Final Prospectus, June 22, 2004, at 47. We do not know whether a "market" is the equivalent of a "territory."

[14] H & R Block, *America's Tax and Financial Partner*, January 2004.

[15] Most tax preparers and RAL lenders have been reporting APRs lower than our estimates because they do not include the charge supposedly for the "dummy" bank account, claiming that it is comparable to the charge for the non-loan refund anticipation check product. However, this unbundling is questionable. For an analysis of why the fee for the dummy bank account should be included in the APR, see NCLC/CFA 2004 RAL Report at 5. We continue to include the charges for the dummy account fee in our estimates for the APR to present a truer picture of the real "cost of credit" for a RAL.

[16] According to industry leader H &R Block, its average tax preparation fee is $121. H&R Block, *Q4 2002 H & R Block Earnings Release Conference Call*, June 12, 2002, available at 2002 WL 26337229. One media report noted that Jackson Hewitt charged a $179 tax preparation fee in 2003. Tony Pugh, *Short-Term Tax Loan Eats Chunk of Refund*, Charlotte Observer, March 15, 2003. The client in Hood v. Santa Barbara Bank & Trust (in which NCLC is co-counsel) was charged $155 by Jackson Hewitt for tax preparation. Documents on file with the authors.

For the 2005 filing season, we estimate that the APRs on RALs range from about 40% (for a loan of $9,999) to over 700% (for a loan of $200).[17] We also continue to report a version of the APR that includes administration or application fees, if they are charged, because those fees when charged also represent a cost of the credit for a RAL.[18] For loans with administrative or application fees, the fees can translate into APRs of about 70% (for a loan of $7,000)[19] to over 1,700% (for a loan of $200).

IV. Impact on Low-Income Taxpayers and EITC recipients

RALs are mostly marketed to low-income taxpayers. According to IRS data, 79% of RAL recipients in 2003 had adjusted gross incomes of $35,000 or less. This is consistent with statistics from both Jackson Hewitt, which reports in its SEC filings that 73% of its customers make less than $30,000 adjusted gross income,[20] and HBSC/Household, which reports that the majority of their RAL customers have an average household income of $17,800.[21]

RALs continue to drain hundreds of millions from the Earned Income Tax Credit. IRS data shows that in 2003 nearly 57% of RAL consumers are EITC recipients, or 6.92 million families.[22] Yet EITC recipients made up only 17 % of individual taxpayers in 2003.[23] Thus, EITC recipients are vastly overrepresented among the ranks of RAL consumers. In addition, IRS data shows that 1 in 3 EITC recipients took out a RAL in 2003.[24]

Based on this IRS data, we estimate that about $519 million was drained out of the EITC program in 2003 by RAL loan fees.[25] Tax preparation fees and administrative/application fees added another $1.06 billion to the drain. Adding check cashing costs, the total drain was $1.74 billion. <u>Each of these fees undermines the effectiveness of the EITC in supporting low-wage workers. These fees transfer billions in wealth, paid out of the U.S. Treasury, from poor families to multi-million dollar corporations</u>.

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[17] These APRs are based upon a 10 day loan period. The estimated time provided by the federal government to receive a refund with e-filing and direct deposit is 8 to 15 days. IRS, *IRS e-file 2005 Refund Cycle* Chart, Publication 2043, October 2004. The median time would be 11.5 days, and the loan itself takes one or two days to process. Moreover, some free tax preparation sites report that during the height of tax season in early February, refunds arrive as quickly as a few days.

[18] The U.S. General Accounting Office reported even higher estimates for RAL APRs of 400% and 900%. U.S. General Accounting Office, *Tax Administration: Most Taxpayers Believe They Benefit from Paid Tax Preparers, but Oversight for IRS is a Challenge*, GAO-04-70, October 31, 2003, at 10, available at www.gao.gov/cgi-bin/getrpt?GAO-04-70

[19] We did not calculate an APR with an administrative fee for a loan of $9,999, because Block makes those loans and it no longer charges the administrative fee.

[20] Jackson Hewitt, Final Prospectus, June 22, 2004, at 46.

[21] Household International, *2003 Form 10-K: Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934*, at 7 [hereinafter "Household 2003 Form 10-K"].

[22] IRS data reports that 7.83 million EITC returns were associated with a RAL in 2002. Data from IRS SPEC, Tax Year 2001 Return Information (Returns Filed in 2002), October 2003. Using the 90% approval rate, *see* note 3 *supra*, the number of approved RALs is 7 million.

[23] There were 21.7 million EITC returns in 2003. IRS, *Tax Stats at a Glance*, available at www.irs.gov/taxstats/article/0,,id=102886,00.html. There were 130.7 million individual tax returns in 2003. Id.

[24] Data from IRS SPEC Return Information Database for Tax Year 2002, July 2004

[25] Based on an average EITC refund of $1,802. IRS SPEC, EITC Statistics at-a-Glance, available at www.irs-eitc.info/SPEC/.

Type of Fee	Cost to Taxpayer	Drain on EITC Program
RAL loan fee (inc. dummy account fee)	$75	$519 million
Application/Admin. Fee	$32	$221 million
Tax preparation fee	$120	$830 million
Total	**$227**	**$1.57 billion**
Check cashing fee (for 45% of EITC recipients)[26]	$54[27]	$168 million
Total with check cashing	**$ 281**	**$1.74 billion**

V. Survey Results

In previous RAL reports, we discussed the fact that many taxpayers receiving RALS did not understand the product was a loan. A 1996 study from the University of Georgia revealed that almost 50% of taxpayers who had received a RAL didn't realize they were getting a loan.[28] A small sampling of RAL consumers in the Fall/Winter 2003 in Virginia and Arizona found that over 80% did not know the product involved a loan.[29]

These disturbing findings indicated that further research was necessary to determine whether consumers now have a better understanding of RALs. In December 2004, NCLC commissioned a public opinion polling firm to conduct a telephone poll of over 2,000 consumers about their experiences with RALs. The results of the survey suggest that many RAL consumers may still be unaware that RALs are loans.

Survey participants were asked whether they had ever gotten a "rapid or speedy refund," which was described as "services that allow you to get your federal income tax refund in one to three days." These services are invariably RALs since only a RAL delivers funds to consumers in one to three days.

The survey found that 18% of consumers, or over 1 in 6, have gotten a RAL at some point in their lives. Over a quarter (26%) of consumers with children get RALs, while only 13% of childless taxpayers get the loans, making families twice as likely to get RALs.

The survey also found racial disparities in RAL usage. Analyzed by race, 28% of African-American and 21% of Latino taxpayers got RALs, compared to 17% of white

[26] This 45% figure is taken from a study of EITC recipients who used *free* tax preparation services. Timothy M. Smeeding, Katherine Ross Phillips, and Michael O'Connor, *The EITC: Expectation, Knowledge, Use, and Economic and Social Mobility,* Center for Policy Research, Working Paper Series No. 13 (2000), at Table 5. Given the relationship between *commercial* tax preparers and check cashers, *see* NCLC/CFA 2003 RAL Report at 9, we believe this figure actually underestimates the number of EITC recipients who use check cashers. Since there were 7 million RAL consumers who received the EITC in 2002, 45% would be 3.15 million.
[27] The average check cashing fee for a RAL check is about 3%, or $54 for the average EITC refund of $1,802. *See* NCLC/CFA 2003 RAL Report at 12.
[28] Joan Koonce Lewis, et al., *Refund Anticipation Loan and the Consumer Interest: A Preliminary Investigation,* Consumer Interests Annual, Vol. 42 (1996), at 167.
[29] NCLC/CFA 2004 RAL Report at 12-13.

consumers. This is consistent with Brookings Institution data showing that usage of RALs is higher in African American communities than other communities. The Brookings Institution found that, even controlling for these economic and regional differences, each additional 10 percent of a ZIP code's population that is African American is associated with a 1.6 percentage-point increase in the share of EITC claimants who apply for a RAL.[30]

Consistent with the findings discussed in Section IV, RALs were used more frequently by lower and moderate income consumers. About one quarter of respondents with incomes under $50,000 had taken out RALs, as compared to only 10% of those who made over $75,000. RALs were also used more often by consumers with a high school education (23%) or less (30%) than by college graduates (12%).

Participants who answered that they had received a RAL were then asked a number of follow-up questions. The question about whether they understood the nature of RALs was "Was your rapid or speedy refund the kind that involved a loan?"[31] The question was phrased in this manner to avoid biasing answers, and is similar to the question used in the 1996 University of Georgia study discussed above.

Of consumers who had received a RAL, a startling 70% did not realize they had received a loan. The results indicate that despite educational efforts and supposedly better-written disclosures, consumers continue to be confused about RALs. Younger consumers (ages 18 to 24) were the least likely to know a RAL was a loan -- only 14% as compared to slightly older consumers (ages 25 to 24), 40% of whom knew a RAL was a loan.

The survey also showed that consumers are interested in saving money while getting tax refunds quickly. When survey participants who had previously gotten RALs were informed about the ability to receive their tax refund in 7 to 14 days if they filed electronically and used direct deposit, 79% of prior RAL users stated they would rather use this free method instead of getting a RAL.

The survey was conducted by Opinion Research Corporation International from December 9-13, 2004 and involved a representative sample of 2,044 adult Americans. The survey's overall margin of error is plus or minus 2 percentage points. The margin of error for questions asked only of the sample of consumers who had gotten RALs is plus or minus 6 percentage points. All of the differences cited are statistically significant at the 0.05 level.

VI. Tax Preparers and RAL Lenders

Tax preparers in general play a tremendous role in the growth of RALs. The overwhelming majority of RAL recipients use commercial tax preparers. IRS data shows that nearly 20% of consumers who go to a paid preparer end up with a RAL.[32] Half of all EITC recipients who go to a paid preparer end up with a RAL.[33] As discussed below, over one-quarter

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[30] Unpublished data from Alan Berube, Brookings Institution.

[31] This is very similar to the question used in the 1996 University of Georgia study cited in note 28.

[32] Data from IRS SPEC Return Information Database for Tax Year 2002, July 2004

[33] *Id.*

of H&R Block customers, and over one-third of Jackson Hewitt customers get a RAL. Nearly 50% of Block customers and a stunning 90% of Jackson Hewitt customers get some sort of bank product.

RALs are made by banks, which allow them to charge interest rates that would otherwise exceed state usury caps. Tax preparers act as loan brokers, soliciting customers and getting them to accept RALs. Three banks dominate the RAL industry: HSBC/Household, Santa Barbara Bank & Trust, and Bank One.

We focus on the two largest commercial preparation chains, H&R Block and Jackson Hewitt. These companies had mixed results in terms of RAL growth. H&R Block did not experience any growth in its RAL business in 2003, and its RAL business declined in 2004. Jackson Hewitt's RAL business grew both in 2002 and 2003. Because 2004 corporate filings are available for some of these companies, this section also includes selected 2004 data.

H&R Block

H&R Block is the nation's largest tax preparation chain, accounting for 12.5% of all tax returns by individuals in 2003.[34] For 2003, the number of RALs brokered by H&R Block appears to have stayed flat. Block reported that it facilitated 4.65 million RALs that were funded,[35] compared to 4.67 million in 2002.[36] In 2003, 28.5% of Block customers got a RAL.

For 2004, H&R Block actually experienced an 8% decline in the number of RALs they facilitated that were funded, to 4.27 million.[37] The company attributed this decline to having fewer customers plus less aggressive promotion of the product.[38] Nevertheless, a Block spokesperson stated that the company had "anticipated the refund anticipation business would decline but we didn't anticipate it would decline so much."[39] Block processed 16 million tax returns in 2004;[40] thus, 26.6% of its customers got RALs in 2004. H&R Block also facilitated 2.95 million refund anticipation checks in 2004,[41] thus 45% of its customers get a refund financial product.

Block earns fees from RALs several ways: 1) a per RAL "license fee";[42] 2) loan fees received by Block Financial Corporation, which had an arrangement to buy a 49.9%

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[34] Block prepared 16.3 million returns in 2003. H&R Block Inc., *2003 Form 10-K: Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934*, at 4. [hereinafter "H&R Block, 2003 Form 10-K"]. According to the IRS, there were 130.7 million individual tax returns in 2003. IRS, *Tax Stats at a Glance*, available at www.irs.gov/taxstats/article/0,,id=102886,00.html.
[35] H&R Block, 2003 Form 10-K at 5. Block also facilitated 1.64 million refund anticipation checks in 2003. *Id.*
[36] *Id.*
[37] H&R Block Inc., *2004 Form 10-K: Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934*, at 17. [hereinafter "H&R Block, 2004 Form 10-K"].
[38] See H&R Block, Year-End Conference call, June 9, 2004 (comments of Jeff Yabuki).
[39] Associated Press, *H&R Block Gives Tax Season Update*, Kansas City Star, April 1, 2004.
[40] H&R Block, 2004 Form 10-K at 17.
[41] H&R Block, *Answering Your Questions About Refund Anticipation Loans*, January 30, 2005.
[42] This fee had been $9. H&R Block Inc., *2002 Form 10-K: Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934*, at 4. It has been changed to an undisclosed amount. H&R Block and Household

interest in RALs arranged by the tax preparation arm; and 3) an "administrative" fee, ranging from $28 to $59 and averaging $32.[43] As a result of an agreement with ACORN, Block has agreed to eliminate this third fee.

In 2003, Block waived its right to buy this 49.9% interest in RALs, as well as its "license fee" in exchange for a flat fee per RAL.[44] Block received $133 million from Household in payment for its waivers.[45] With the waiver no longer in effect for 2004, Block earned $174.2 million in revenues from RALs, representing 4.1% of the company's revenues.[46]

In addition to its participation interest in RALs, Block's incentives to promote RALs include payments by Household to reimburse Block for the cost of advertising.[47] Block's agreement with its bank partner, HSBC/Household, expires in 2006, which the company has sometimes cited as a reason it is required to offer RALs. However, it appears Block intends to continue offering RALs after 2006, stating that :

> "We believe that the RAL program is a productive product line for the Company and a useful product for our customers. .... It is our intention to continue to offer the RAL program in the foreseeable future.
> " Loss of the RAL program could adversely affect our operating results. In addition to the loss of revenues and income directly attributable to the RAL program, the inability to offer RALs could indirectly result in the loss of retail tax clients and associated tax preparation revenues, unless we were able to take mitigating actions"[48]

Block has improved RAL disclosures, due in part to consumer advocacy and to its agreement with ACORN, discussed in Section VIII below. It informs clients first of the free options to receive refunds from the IRS, including the ability to receive refunds in 8-15 days with e-file and direct deposit.[49] It reviews a side-by-side comparison charge of all refund delivery options, and the cost of each.[50] If a client gets a RAL, it gives the client a "Facts About Refund Anticipation Loans" document.[51]

According to Block, nearly 5 million of its customers are unbanked or use banks only occasionally.[52] Block has formed several partnerships to provide refund delivery or check cashing services. It has a pilot in several cities offering the "Debit Plus Card," a

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Tax Masters, *2004 Amendment to Second Amended and Restated Refund Anticipation Loan Operations Agreement*, August 20, 2004.
[43] H & R Block, *America's Tax and Financial Partner*, January 2004, on file with the authors.
[44] H&R Block, 2003 Form 10-K at 11.
[45] *Id.*
[46] H&R Block, 2004 Form 10-K at 27.
[47] These payments were $3.5 million in 2004, and will be $4.25 million in 2005 and $5 million in 2006. Second Amended and Restated Refund Anticipation Loan Operations Agreement, Exhibit 10.27 to H&R Block, 2003 Form 10-K.
[48] H&R Block, 2004 Form 10-K at 27.
[49] H&R Block, *American's Tax and Financial Partner*, January 30, 2005.
[50] *Id.*
[51] *Id.*
[52] H&R Block, 2005 U.S. Tax Interactive Press Kit – Reality Check, January 2005.

stored value card that can be used as a substitute for RALs. The Debit Plus Card is discussed in more detailed in Section VII. In Los Angeles, Block launched a pilot program to provide tax services in Nix Check Cashing locations.[53] Nix Check Cashing has partnered with Union Bank to provide banking services through Nix's storefront locations.[54]

H&R Block has a cross-marketing relationship with ACE Cash Express, involving placement of self-service check cashing machines in its offices.[55] This year, Block has formed a partnership with 7-Eleven, whereby Block customers can cash their RAL checks up to $7,500 at 7-Eleven check cashing kiosks in 11 states.[56]

In December 2003, Block had revealed that it was being investigated by the Securities and Exchange Commission over its disclosures to investors relating to RAL litigation.[57] This investigation appears to have spurred at least one shareholder class action alleging Block violated securities law.[58]

HSBC/Household Bank

Previously, Household had established an arrangement with ITLA Capital Corporation for ITLA to originate the RALs, which Household would then buy immediately from ITLA.[59] In 2004, Household announced that its parent, HSBC, would use its newly minted national bank charter to originate RALs, making HSBC directly responsible for making these usurious loans.[60] Moreover, HSBC is now using its own name as the branding on its RAL program – the website now refers to HSBC Taxpayer Financial Services.[61]

In 2003, HSBC/Household originated 7.7 million RALs, a 10% increase from 2002, in which Household originated 7 million RALs.[62] However, HBSC/Household's RAL income was $185.4 million, representing a 23% decrease from its record $240 million in RAL income from 2002, and even less than its $198.3 million in RAL income from

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[53] *Id.*
[54] *Id.*
[55] *See* NCLC/CFA 2004 RAL Report at 10; NCLC/CFA 2003 RAL Report at 9.
[56] Press Release, *H&R Block Clients Can Cash Their Checks in Less Than Two Minutes at 7-Eleven Stores' Vcom Kiosks*, PR Newswire, January 26, 2005.
[57] *H&R Block Inc.: SEC Investigation is Related to Refund-Anticipation Loans*, Business Briefs, Wall Street Journal, December 15, 2003, at A10.
[58] White v. H&R Block, 2004 WL 1698628 (S.D.N.Y. July 28, 2004) (dismissing investor class action because the statute of limitations had expired).
[59] NCLC/CFA 2004 RAL Report at 8.
[60] Jonathan D. Epstein, *HSBC Takes Over Tax Refund Loan Business Run by Household*, Buffalo News, July 8, 2004.
[61] See www.hsbctfs.com.
[62] Household International, *2003 Form 10-K: Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934*, at 7 [hereinafter "Household 2003 Form 10-K"].

2001.[63] HSBC/Household attributed the decrease in income to higher funding costs, "participation payments" (i.e., payments to H&R Block) and credit losses.[64]

The following is the HSBC/Household price structure for RALs in 2005, for both H&R Block[65] and in general.[66] At least for the general rates, there appears to be an increase of about $5 for the loan fee for loans ranging from $501-$2,000, and an increase of $10 for loans of $2,001-$7,000.[67]

HSBC/Household 2005 RAL Fee Schedule for H&R Block

Amount of Loan	H&R Block (est)
$200-$500	$29.95
$501-1,000	$39.95
$1,001-$2,000	$69.95
$2,001-$3,700	$99.95
$3,701-$9,999	$109.95

HSBC/Household 2005 RAL Fee Schedule – Independent Preparers

Amount of Loan	General
$200-$500	$34.95
$501-1,000	$49.95
$1,001-$1,500	$69.95
$1,501-$2,000	$79.95
$2,001-$7,000	$114.95

It appears that H&R Block offices represent only about 50-60% of HSBC/Household's RAL business. Block represents only 60% of the RALs made by HSBC/Household (4.65 million out of 7.7 million RALs). Block offices make up only 9,200 of the 17,300 (or 53%) outlets with which HSBC/Household does RAL business.[68]

Jackson Hewitt

Jackson Hewitt is the second largest tax preparation chain in the country, preparing 2.8 million returns in 2003, or 2.1% of all individual tax returns.[69] Its main bank partner for RALs and other tax financial products is Santa Barbara Bank and Trust (SBBT);

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[63] Household 2003 Form 10-K at 37.

[64] *Id.*

[65] H&R Block, *Refund Anticipation Loan Pricing*, January 13, 2005, on file with the authors. Block's fees appear to be about $5-15 less than for other tax preparers.

[66] From HSBC's website at www.hsbctaxpayerfinancialservices.com/htax/ERO/Ind?cmd_static=eroExpRefLoan. The fees include both HSBC's stated finance charge as well as the dummy account fee.

[67] NCLC/CFA 2003 RAL Report at 6.

[68] Household 2003 Form 10-K at 7.

[69] Jackson Hewitt, Final Prospectus, June 22, 2004, at 47. Data from IRS SPEC, Return Information Database for Tax Year 2002, July 2004.

however, Jackson Hewitt also has a partnership with HSBC/Household, which makes about 20% of the RALs and refund anticipation checks brokered by Jackson Hewitt.[70]

Jackson Hewitt was formerly part of Cendant, a large multinational corporation. In June 2004, Cendant spun off Jackson Hewitt.[71] As a result, we have obtained a great deal of information about Jackson Hewitt's RAL and tax refund financial product business from the company's prospectus from its initial public offering.

Jackson Hewitt's prospectus reveals the startling fact that 29% of the company's revenues are derived from RALs,[72] a much higher percentage than its biggest competitor, H&R Block. Forty percent of the company's revenues are from tax refund products in general, such as RALs, refund anticipation checks, its "Gold Guarantee" product, and brokering "Holiday Express Loans" made by SBBT.[73]

Jackson Hewitt's revenue stream from RALs is also interesting because the company actually brokers about as many refund anticipation checks as RALs.[74] In 2003, Jackson Hewitt brokered about 975,000 RALs out of 2.4 million tax financial products.[75] Note that for 2003, 34.8% of Jackson Hewitt's customers got a RAL and 89.2% got some sort of tax financial product.[76]

Jackson Hewitt's prospectus also has information for 2004. In that year, the company prepared 3.1 million returns[77] and sold 2.8 million tax refund products, including 1.1 million RALs.[78] Thus for 2004, 90% of JH customers got some sort of financial product and 35.5% got a RAL. In addition, 32% of Jackson Hewitt customers specifically got a refund anticipation check.[79]

Jackson Hewitt's RAL revenues have increased dramatically over the past few years. The company earned $60.6 million in RAL and refund anticipation check-related fees in 2004, as compared to only about $20 million in 2001.[80] Until recently, Jackson Hewitt earned fees from RALs two ways: 1) a portion (up to $14.55) of the $25 dummy account fee charged for RALs and refund anticipation checks;[81] and 2) a portion of the loan fee.[82] This year, Jackson Hewitt has a new arrangement with SBBT, in which it will receive a

[70] Jackson Hewitt, Final Prospectus, June 22, 2004, at 30.
[71] *Id.* at 1.
[72] Jackson Hewitt, Final Prospectus, June 22, 2004, at 3.
[73] *Id.* at 13.
[74] *Id.* at 51.
[75] *Id.* at 35-36. This represents an increase of 20.5% increase from 2002, in which Jackson Hewitt made 809,000 RALs. *Id* at 36.
[76] These percentages are based on an estimate that Jackson Hewitt prepared 2.8 million returns in 2003. Press Release, *Tax Season 2003 Brings Jackson Hewitt Near 3 Million Tax Return Mark*, July 23, 2003.
[77] Jackson Hewitt, Final Prospectus, June 22, 2004, at 47.
[78] *Id.* at 35.
[79] *Id.* at 51.
[80] *Id.* at 29-30.
[81] *Id.* at 29. The dummy account fee is the fee allegedly charged for the deposit account used to receive the consumer's tax refund from IRS to repay a RAL.
[82] *Id.* at 30.

fixed fee of $16 per RAL, instead of a portion of the loan fee, plus another $2 per RAL if loan losses do not exceed a certain amount.[83] However, Jackson Hewitt's arrangement with HSBC/Household has not changed, and it receives a portion of the finance charge with that bank.[84]

Santa Barbara Bank & Trust/Pacific Capital Bancorp

Jackson Hewitt's RAL partner, Santa Barbara Bank & Trust (SBBT), a subsidiary of Pacific Capital Bancorp, originated 4.6 million RALs and refund anticipation checks in 2003.[85] Since its product mix is one-third RAL and two-thirds refund anticipation checks,[86] we estimate SBBT made 1.53 million RALs in 2003. It earned $39.7 million in RAL fees in 2003 and $19.8 million in refund anticipation check fees.[87] About 35% of the bank's pre-tax earnings come from RALs and refund anticipation checks.[88]

SBBT reported that its 2004 RAL and refund anticipation check volume increased to approximately 5.1 million.[89] The growth was primarily in refund anticipation checks, resulting in a product mix of 69% refund anticipation checks and 31% RALs.[90] This means that SBBT made about 1.58 million RALs in 2004. The bank earned $42 million in RAL fees and $21 million in refund anticipation check fees for 2004.[91]

The following is SBBT's price structure for RALs in 2005.[92]

SBBT 2005 RAL Fee Schedule

Amount of Loan	Loan Fee w/o EITC	Loan Fee with EITC
$300- $500	$29	$34
$501-1,000	$44	$49
$1,001-$1,500	$64	$69
$1,501-$2,000	$79	$84
$2,001-$5,000	$94	$99

[83] *Id.* at 39.
[84] *Id.* at 30.
[85] Pacific Capital Bancorp, *Form 10-Q: Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarterly Period Ended June 30, 2004*, at 71. [hereinafter "PCB June 30, 2004 Form 10-Q"]
[86] Pacific Capital Bancorp, *2003 Form 10-K: Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934*, at 59. [hereinafter "PCB 2003 Form 10-K"]
[87] PCB 2003 Form 10-K at 58.
[88] *Id.* at 10.
[89] PCB June 30, 2004 Form 10-Q at 71.
[90] *Id.*
[91] *Id.* at 75.
[92] SBBT, *2004 Program Newsletter for Tax Professionals*, available at the Taxwise website at www.taxwise.com/_inc/content-managed/pdf/05Update.pdf.

Other industry players

Independent preparers have a large share of the commercial tax preparation market. Independent preparers can range from licensed professionals, such as attorneys and certified public accountants, to any person who wishes to hang a "shingle" and make money preparing taxes.[93] The federal government regulates return preparers only minimally,[94] and only two states (California and Oregon) license preparers.[95]

Some independent preparers have expressed a disdain for RALs, but others promote the product.[96] The American Institute for Certified Public Accountants, which represents primarily licensed CPAs, has urged the enactment of legislation that "restricts, or outright prohibits, the use and availability of refund anticipation loans."[97]

According to IRS data, there were 71 million returns prepared by paid tax preparers in 2003.[98] In 2003, Block prepared 16.3 million returns,[99] Jackson Hewitt prepared 2.8 million returns,[100] and third largest chain Liberty Tax prepared about 1 million returns.[101] This totals less than 21 million returns. Thus, independent preparers prepared over 50 million tax returns, or about 70% of all paid preparer returns, in 2003.

There is little data as to how many RALs were sold through these independent preparers. We know that HBSC/Household has a relationship with approximately 5,600 tax preparers, most of whom we assume are independent preparers.[102] We also know that Block-facilitated RALs only account for 4.65 million of the 7.7 million RALs made by HSBC/Household in 2003 - although Jackson Hewitt may account for some of the non-Block RALs.

In addition to HSBC/Household and Santa Barbara Bank & Trust, there are a handful of other banks that make RALs. The largest of these banks is Bank One, which merged in 2004 with J.P. Morgan Chase. Bank One's RAL was raised as an objection to the merger by consumer advocates and activists.[103] ITLA Corporation, which was

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[93] National Taxpayer Advocate, *FY 2003 Annual Report to Congress*, December 31, 2003, at 270. ("Anyone can prepare federal tax returns for others for a fee regardless of his or her education, training, experience, skill, or knowledge.") The Good Government Act, H.R. 1528, would have established a licensing and certification scheme for tax preparers. See Section X for a further discussion of that legislation.

[94] For a summary of the federal requirements for tax preparers, *see* National Taxpayer Advocate, *FY 2003 Annual Report to Congress*, December 31, 2003, at 270.

[95] Cal. Bus. & Prof. Code §§ 22250 to 22259; Or. Rev. Stat. §§ 673.605 to 673.740.

[96] *See, e.g.,*Ted Needleman, The E-Filing Experience, The Practical Accountant, October 1, 2004 at 35 (quoting independent tax preparers on their opinion of RALs).

[97] *AICPA Supports Preparer Registration in 'Good Government' Bill*, Tax Notes Today, 2004 TNT 136-18, July 15, 2004.

[98] Data from IRS SPEC, Return Information Database for Tax Year 2002, July 2004.

[99] H&R Block, 2003 Form 10-K, at 4.

[100] Press Release, *Tax Season 2003 Brings Jackson Hewitt Near 3 Million Tax Return Mark*, July 23, 2003.

[101] Barbara Slavin, *Rush of Donations from USA is Immediate and Immense*, USA Today, December 30, 2004 at A1.

[102] Household 2003 Form 10-K at 7.

[103] Russ Wiles, *Chase - Bank One Merger Review Airs Dirty Laundry*, Arizona Republic, June 27, 2004, at 4D.

HSBC/Household's former bank partner in RALs, earned approximately $14.3 million from RALs in 2004 versus $14.6 million in 2003.[104]

Republic First Bancorp makes loans through its First Bank of Delaware unit, which also rents its charter to payday loan companies. Republic announced plans to spin off First Bank of Delaware in late 2004.[105] Despite the fact that First Bank of Delaware accounted for two-thirds of Republic's profits in early 2004, one analyst applauded the move stating "it's a good idea to separate the two companies along risk lines" because RALs and payday loans have "riskier, more volatile earnings streams" and "potential acquirers wouldn't want that blemish."[106] RALs and payday loans were described as "two lines of business that regulators dislike, investors fear, and acquirers avoid altogether."[107]

Fringe Providers

There are a handful of high cost or "fringe" financial services providers that make RALs. One example is World Acceptance Corporation, a consumer finance company that offers RALs and tax preparation services.[108] AMSCOT Financial, a check casher and payday lender, also offers both RALs and tax preparation.[109]

Another example is Jaco Oil Co., which operates gas station convenience stores. It has developed a "financial-services" center at seven of its locations that offers checking cashing, payday loans, tax preparation services, and RALs. (Yes, you can get your taxes prepared at a gas station convenience store!)[110]

VII. Next Generation of Refund Delivery Products

Stored value cards have emerged as the next generation of tax-time financial products. They work like debit cards to make purchases and withdraw cash, but are not linked to a regular bank account. SVCs are often called "prepaid debit cards," and are sometimes branded as a type of Mastercard or VISA card. They can be used to deliver either the tax refund itself, or the proceeds of a RAL.

Stored value cards are not inherently good or bad. Done right, they can be a low-cost method of delivering tax refunds quickly, as they can deliver the speed of an e-filed/direct deposit refund for taxpayers without a bank account. Whether a stored value card is a good deal for consumers depends on the details of the card program. These programs vary widely in terms of the cost, convenience, and level of consumer protection.

[104] ITLA Capital Corporation, *Form 10-Q: Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the Quarterly Period Ended September 30, 2004,* at 23.
[105] John Reosti, Spinoff Plan For 2 Risky Loan Lines, American Banker, November 2, 2004 at 1.
[106] *Id.*
[107] *Id.*
[108] World Acceptance Corporation, Hoover's Company Basic Records, December 15, 2004.
[109] www.amscotfinancial.com/taxService/index.htm.
[110] Alison Embry, *Money Matters: From Check Cashing to Wire Transfers, Financial Services Give Customers a One-Stop Convenience Benefit*, Convenience Store News, July 12, 2004 at 67.

In some cases, the stored value card is not an alternative to a RAL, but simply an additional product on top of the RAL that siphons off more fees from the taxpayer. For example, SBBT offers a "Cash Card," which it promotes to tax preparers as a way to deliver the proceeds of a RAL or a refund anticipation check.[111] SBBT is encouraging tax preparers to move customers to the card by offering a $1,000 bonus for processing 200 cards.[112] In addition to paying fees for both the Cash Card and a RAL or refund anticipation check, customers will pay $3.50 per ATM withdrawal and $2.50 per point-of-sale transaction.[113]

HSBC/Household is offering the "Cashwise Card" in partnership with the developers of the Taxwise tax preparation software program. HBSC/Household is promoting the card to independent tax preparers as a "new and better way [for consumers] to get their refund loans."[114] Thus, it appears to be an additional product on top of a RAL when obtained through paid preparers. However, HBSC/Household has also promoted the Cashwise card as a way to provide "faster refund at a much lower cost than a refund loan," which suggests the product is available without getting an expensive RAL or a refund anticipation check. HSBC/Household charges $30 for the Cashwise card, plus $1.25 for ATM withdrawal (first 5 are free), and $3 for print statements.[115] In a disturbing move, the versions of Taxwise that the IRS has officially distributed to Volunteer Income Tax Assistance sites contain a promotion for the Cashwise card.[116] This would appear to be an inappropriate promotion of a private product, and creates the impression that IRS has endorsed or approved the Cashwise Card.

In 2004, Bank One offered a stored value card for free tax preparation programs that had no initial fee and charged $1.50 per ATM withdrawal (with 2 free withdrawals per month), and had no point-of-sale transaction fee.[117] H&R Block has a pilot in several cities that offers the "Debit Plus Card," a stored value card issued by Bank of America that can be used as a substitute for RALs. It costs $25 initially, $1.50 per ATM withdrawal (1 free per month), and has free point-of-sale transactions.[118] This card also permits the taxpayer to have tax preparation fees deducted from the refund prior to loading the funds onto the stored value card.

Consumer protections are also an issue for stored value cards. Consumer advocates, including NCLC and CFA, have urged the Federal Reserve Board to apply the protections of the Electronic Funds Transfer Act to stored value cards.[119]

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[111] SBBT, *2004 Program Newsletter for Tax Professionals*, available at the Taxwise website at www.taxwise.com/_inc/content-managed/pdf/05Update.pdf.
[112] *Id.*
[113] https://cisc.sbbtral.com/tax_professionals/disbursement_methods.asp#cashcard.
[114] http://taxwise.com/products/individual/bankproducts.
[115] Email from Marcy Wenzler, Indiana Legal Services, January 26, 2005. We do not have information on POS transaction fees for the Cashwise Card.
[116] *Id.*
[117] Memorandum from Bank One to Austin Asset Building Coalition, February 9, 2004, on file with authors.
[118] H&R Block, *The H&R Block Debit Plus Card*, 2005, on file with the authors.
[119] Consumers Union, et al, Comments to the Federal Reserve Board's Notice of Proposed Rulemaking on Regulation E, Docket No. R-1210, October 28, 2004.

In addition to offering a potentially less expensive method of getting a quick refund, stored value cards may be useful in moving unbanked consumers toward the financial mainstream, if the issuer is willing to provide additional features. Helpful additional features include offering education to clients about using an account, providing a record keeping system, offering savings accounts and individual development accounts, and providing products such as low cost money orders and foreign remittances.

NCLC has produced a guide for free tax preparation programs interested in offering a stored value card program for their clients, entitled "Selecting a Stored Value Card: Issues for VITA Sites."[120]

VIII. National and Local Advocacy Efforts

In August 2004, about two dozen free tax preparation programs, national advocacy groups, and grassroots organizations gathered to discuss the issue of RALs. Out of that meeting, several organizations formed ad hoc working groups to develop (1) a national agenda on RALs; (2) market research tools to learn more about why consumers get RALs; and (3) guidance on alternatives to RALs.

The first group developed "A National RAL Platform: Issues and Options." This document contained a list of reform options for potential federal legislation, state or local regulation, and administrative actions by the IRS or Treasury Department. The goal of the National RAL Platform is to promote, facilitate and coordinate efforts to address RALs in communities nationwide. A summary of the reform options is included at the end of this report, and the full document is available at the NCLC website at www.consumerlaw.org/initiatives/refund_anticipation. The second group developed a survey tool about why consumers use RALs. The work of the third group in developing guidance for free tax preparation programs on offering alternative financial products is discussed in Section IX below.

ACORN continues its efforts to oppose RALs.[121] State and local ACORN groups have also promoted RAL legislation based on the NCLC Model Act. On January 13, 2005, ACORN announced that it had struck an agreement with H&R Block on RALs, establishing a partnership that will include EITC outreach in 65 cities and enhanced disclosures about the costs and speed of different refund options.[122] Part of the settlement included Block's agreement to drop its administrative fee for RALs and refund anticipation checks.[123] ACORN has also focused its advocacy efforts on Jackson Hewitt, and on January 11, 2005 announced that it was suspending protests because Jackson-Hewitt had entered into serious negotiations. ACORN announced that

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[120] Attached as Appendix A and available at www.consumerlaw.org/initiatives/refund_anticipation/content/BuildingBetterStoredValueCard.pdf.

[121] ACORN Financial Justice Center, *Increasing Incomes & Reducing the Rapid Refund Rip-Off*, September 2004; ACORN Press Release, *On Tax Day ACORN Protests Jackson Hewitt and Warns of What's to Come*, April 15, 2004; Sandra Fleishman, Activists Target Jackson Hewitt; Tax Service's Loans Denounced as Rip Offs, Washington Post, December 24, 2004.

[122] ACORN Press Release, *H&R Block And ACORN Partner To Help Working Families Claim And Keep More Of What They've Earned This Tax Season,* January 13, 2005.

[123] *Id.*

Jackson Hewitt already agreed to eliminate the RAL application fee in 50 of its markets.[124] Jackson Hewitt has also agreed to improve its disclosures.[125]

The Children's Defense Fund has focused its attention on RALs as part of its efforts to promote the EITC and Child Tax Credit. Both the national organization and state CDF's have issued reports analyzing RAL usage.[126]

Several other state and local consumer organizations, some of whom are CFA members, have organized advocacy efforts regarding RALs, including advocacy for state laws regulating the loans. These organizations include the California Reinvestment Coalition,[127] Iowa Coalition Against Abusive Lending, New Mexico PIRG, and the Maryland Consumer Rights Coalition.

IX. Alternative Refund Products

Some free tax preparation programs have explored the idea of offering tax refund financial products as a way of attracting and reaching out to potential clients. One of the ad hoc groups discussed in Section VIII developed guidance for free tax preparation on offering alternative RALs, non-loan tax financial products, and stored value cards. This guidance is available from the NCLC website at www.consumerlaw.org/initiatives/refund_anticipation.

The Community Action Committee of the Lehigh Valley and Rising Tide Community Loan Fund produced a paper on their exploration into developing a low-cost alternative product.[128] They found that one barrier to developing an alternative RAL product could be the fact that HSBC/Household has a patent on the RAL process. In particular, HSBC/Household has patented the technique of establishing the special "dummy account" to receive direct deposit of the refund to repay the loan.[129] A way to avoid patent issues may be to establish a regular deposit account instead of the dummy account, which would not be temporary and could be used by low-income taxpayers to save part of their refund.

X. Legislation

One state and one city passed laws regulating RALs in 2004. In addition, the California Legislature passed a RAL law, but it was vetoed by Governor Schwarzenegger. The following is a summary of these laws and the California bill:

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[124] ACORN Press Release, *ACORN Suspends Jackson Hewitt Protests*, January 11, 2005.
[125] *Id. See also* Jackson Hewitt Ushers in Tax Season 2005, January 10, 2005.
[126] Children's Defense Fund, How You Can Help Working Families: Recommendations to Address Costly Tax Preparation, available at www.childrensdefense.org/familyincome/taxpolicy/taxpreparation.pdf; Children's Defense Fund Minnesota, *Keeping What They've Earned: Working Minnesotans and Tax Credits*, updated January 2004.
[127] Press Release, *California Reinvestment Coalition Advises That Consumers Beware!! Tax Refund Anticipation Loans (RALs) May Cost More Than You Think*, January 20, 2005. California Reinvestment Coalition also played a key role in consumer advocacy concerning H&R Block's application for a thrift charter. See NCLC/CFA 2004 RAL Report at 8.
[128] Community Action Committee of the Lehigh Valley & Rising Tide Community Loan Fund, *Refund Anticipation Lending Report*, August 2004.
[129] *Beneficial Franchise Co. v. Bank One, N.A.*, 2001 WL 290366 (N.D. Ill. March 22, 2001) (patent involves "'creation of a special purpose loan/deposit account to receive the electronic refund transfer…'")

Connecticut[130]

Connecticut passed a law that imposes disclosure requirements on tax preparers who facilitate RALs. It does not impose substantive limitations on RALs. The disclosures include: (1) the tax preparation fee; (2) the loan fee schedule; (3) any electronic filing fee; (4) the APR under the Truth-in-Lending Act; (5) the estimated total cost of the RAL, estimated date for receiving the RAL; (6) the availability of e-filing; (7) the estimated time for receiving a refund with e-filing and direct deposit; and (8) a statement that the consumer is responsible for repaying the RAL if the IRS does not issue the expected tax refund. There are no mandatory language or font requirements, but the disclosures must be on a separate document.

Seattle

The Seattle City Council passed an ordinance[131] requiring RAL facilitators to make certain disclosures. These disclosures must be made in a separate document using mandatory language in 14 point font. The disclosures include (1) that the taxpayer has a choice in how to receive her refund; (2) the timing and availability of receiving a refund directly from the IRS without fees, disclosed before describing any bank products; (3) disclosure of refund anticipation check pricing; (4) disclosure of RAL pricing; and (5) a warning that a RAL is a loan and must be repaid even if the IRS reduces or denies the taxpayer's refund. The facilitator is also required to provide examples of RAL APRs.

If the taxpayer asks for a RAL, the facilitator must provide a notice using mandatory language in certain fonts that (1) the taxpayer need not take out a RAL to get tax preparation services; (2) the warning that the loan must be repaid; and (3) disclosure of the RAL fees, the amount the taxpayer will receive in hand, and the RAL APR. There are also mandatory disclosures for refund anticipation checks and other bank products.

The facilitator must offer disclosures in both English and Spanish, and must provide a point-by-point oral explanation. The ordinance also requires facilitators to post some of these requirements using 28 point type.

The Connecticut and Seattle laws are in addition to already-existing RAL laws in Illinois,[132] Minnesota,[133] North Carolina,[134] Wisconsin,[135] and New York City.[136]

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[130] Connecticut Gen. Stat. § 42-480 (effective October 1, 2004).
[131] ACORN Press Release, *Seattle Passes Anti-RAL Legislation*, September 24, 2004.
[132] Comp. Stat. Ann. ch. 815, § 177/1, *et seq.*
[133] Minn. Stat. § 270.30.
[134] N.C. Gen. Stat. §§ 53-245 to 53-254.
[135] Wis. Stat. §§ 421.301 and 422.310.
[136] Section 20-739 of the Administrative Code of the City of New York.

California bill[137]

The California bill was the strongest bill passed by a state legislature to date. It used portions of the NCLC Model Act, although instead of a rate cap, it established a fiduciary duty on the part of tax preparers toward their customers. Unfortunately, Governor Schwarzenegger vetoed the bill stating it "establishes an additional registration program for an industry that is already regulated." Apparently, Governor Schwarzenegger did not realize that RALs are nowhere near well regulated, as there are mainly the handful of weak requirements of IRS Publication 1345, and the disclosure requirements of the Truth in Lending Act.

The California bill would have required RAL facilitators to register, file a fee schedule, and display a fee schedule with a statement that the taxpayer has the option of e-filing without getting a RAL. It included disclosures in mandatory language using mandatory fonts. It prohibited cross-lender debt collection, misrepresentations about RALs, fraud, arranging for check cashing, and facilitating a RAL for which the fee was not the same as the fee in the facilitator's filed fee schedule.

On the federal level, in October 2004, Senator Daniel Akaka (D-HI), along with Senators Jeff Bingaman (D-N.M.) and Dick Durbin (D-Ill.), introduced S.2947 – the Taxpayer Abuse Prevention Act, which would prohibit RALs secured by the Earned Income Tax Credit.[138] The bill would also eliminate the Debt Indicator Program, prohibit cross-lender RAL debt collection, and prohibit inclusion of a mandatory arbitration clause in a RAL agreement.[139] Representative Janice D. Schakowsky (D-Ill.) introduced a companion bill, H.R. 5340, in the House of Representatives in October 2004.

In addition, Senators Bingaman and Akaka had previously introduced S.685-the Low Income Taxpayer Protection Act of 2003. The registration provisions and RAL disclosure provisions of that bill eventually were incorporated into H.R. 1528 - the Tax Administration Good Government Act. This bill was passed in the Senate in May 2004, and the House passed a similar bill, but differences in the bill were not reconciled.[140]

Finally, state legislators introduced RAL bills based in part on the Model RAL Act in Arizona,[141] New York,[142] Ohio,[143] and Texas.[144] The model law is available on NCLC's website at www.consumerlaw.org/initiatives/refund_anticipation or can be obtained by contacting NCLC at 617-542-8010. A RAL bill focusing only on disclosure was introduced in Vermont.[145]

[137] A.B. No. 2868.
[138] The Taxpayer Abuse Prevention Act, S. 2947, 108th Cong. (2004).
[139] *Id.*
[140] 2004 *Tax Notes Today* 192-59, October 4, 2004.
[141] H.B. 2655, 46th Leg., 2nd Sess. (Ariz. 2004).
[142] S. 7167 and A. 10918 (N.Y. 2004).
[143] S.B. No. 213, 125th Gen. Assem., Reg. Sess. (Ohio 2004).
[144] H.B. 398 (Tex. 2005).
[145] S. 211

XI. Other State and Federal Agency Activities

State, local, and federal authorities continue to focus on RALs in varying degrees. The New York City Department of Consumer Affairs (DCA) conducted inspections of several dozen tax preparers to determine whether they were complying with the New York City RAL ordinance and giving taxpayers the mandatory copy of the "Taxpayer Bill of Rights."[146] DCA found that 60% of Block offices were clearly disclosing the difference between RALs and other refund products, and 100% were complying with the RAL ordinance's advertising requirements and handing out the Taxpayer Bill or Rights.[147] Ten percent of Jackson Hewitt offices and 20% of independent preparers were cited for failing to hand out the Taxpayer Bill of Rights.[148] In addition, DCA reached an agreement with Jackson Hewitt over charges of deceptive promotion of RALs. Jackson Hewitt agreed to pay a $125,000 fine, and nine individual Jackson Hewitt franchisees agreed to fines totaling $18,000.[149]

The state Attorneys General of California and Iowa again issued advisories warning consumers in their states to avoid RALs.[150] In Massachusetts, the Commissioner of Banks, Commissioner of Revenue, and Director of Consumer Affairs were part of a joint February 2004 press conference organized by NCLC highlighting the dangers of RALs.[151]

The Mississippi Commissioner of Banking and Consumer Finance issued a consumer advisory about the high cost of RALs, [152] and warned tax preparers who facilitate RALs that they needed to obtain licenses under the Consumer Loan Broker Act and could only charge up to 3% of the loan as a fee.[153] The Commissioner also warned check cashers that brokering RALs was not covered under their ability to provide tax preparation services granted by the Mississippi check casher law, and thus check casher needed a consumer loan broker license to offer RALs.[154] Subsequently, the Mississippi Legislature amended the Consumer Loan Broker Act to exempt certified public accountants from the licensing requirements of the Act.[155] The amendments also permit loan brokers to charge a minimum of $25 as a broker fee, and give the Commissioner enforcement power over unlicensed loan brokers.[156]

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[146] Press Release, New York City Department of Consumer Affairs, Consumer Affairs Releases Preliminary Results of Tax Preparer Enforcement and Monitoring for 2004 Season, April 5, 2004, available at www.ci.nyc.ny.us/html/dca/pdf/pr40504.pdf.

[147] *Id.*

[148] *Id.*

[149] *Id.*

[150] Press Release, *Attorney General Lockyer Urges Consumers to Avoid Expensive Loans Disguised as 'Instant' Tax Refunds*, January 26, 2005; Iowa Attorney General Tom Miller, *Rapid Tax-Refund Loans: Costly Way to Gain Few Days on Tax Refund*, Daily Nonpareil, January 26, 2005.

[151] Bruce Mohl, *State Urges Low-Income Taxpayers To Avoid Refund Loans*, Boston Globe, February 5, 2004

[152] Emily Wagster Pettus, *Tax-Refund Loans Can Cost Plenty*, Biloxi Sun-Herald, February 2, 3004, at 5.

[153] Memorandum from Commissioner John Allison re: Department Warns Mississippi Tax Preparers They May Have to Obtain a License to Provide Refund Anticipation Loans, August 19, 2003.

[154] Memorandum from Commissioner John Allison to All Licensed Check Cashers re: Refund Anticipation Loans, October 3, 2003.

[155] 2004 Miss. Laws Ch. 370.

[156] *Id.*

RALs sometimes become the issue of agency action because they are involved in tax fraud cases.[157] The Director of the IRS Criminal Investigation Division's Refund Crimes Unit noted that 80% of fraudulent e-filed returns are tied to either a RAL or other refund financial product.[158] He noted that e-file fraud had increased by more than 1,400 percent since 1999, and that approximately 1 in every 1,200 e-filed returns was phony, compared with a rate of about 1 in every 5,000 four years ago.[159] The Financial Crimes Enforcement Network (FinCen) issued a warning to banks in August 2004 regarding RAL fraud.[160] FinCEN noted that while the amount of fraud had exploded in the last few years, there were only two Suspicious Activity Reports concerning RAL fraud in its database.[161] FinCEN noted that "To make this type of loan appealing to the public, funds are made immediately available, leaving little time for the lender to perform due diligence to prevent fraud"[162] As one commentator noted, the IRS has a fraud detection system, but "it may take the IRS three or more weeks to process the return, especially in the peak of the spring filing season. Meanwhile, the RAL lenders have processed the loan within a couple of days of the return being filed, the money is in the hands of the bad guys, and they can disappear without a trace,..."[163]

One agency that has taken only modest enforcement action concerning RALs is the Internal Revenue Service. The IRS has a handful of rules governing the marketing of RALs, contained in IRS Publication 1345.[164] Among other rules, IRS Publication 1345 prohibits improper or misleading RAL advertisements.[165] In September 2001, the IRS informed H&R Block that the use of the phrase "your money" in reference to RALs would violate this rule by misleading consumers into thinking the RAL was the taxpayer's actual refund.[166] However, the IRS appears not to have penalized Block in any way. In addition, the IRS does not make these types of warning letters public, so we have no way of telling whether the agency has issued subsequent warnings concern television advertisements promoting same day RALs that are termed "Money Now" or "Instant Money".

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[157] *See, e.g.,* United States v. Kissi, 2004 WL 2903720 (S.D.N.Y. Dec. 15, 2004) (tax fraud involving RALs); United States v. Ankamah, 2004 WL 744487 (S.D.N.Y. Apr. 6, 2004) (same); United States v. Ledesma, 313 F.Supp.2d 662 (S.D. Tex 2004)(same); United States v. Mbage, 2003 WL 21383369 (S.D.N.Y. June 16, 2003)(same); David Harper, *Fifth Relative is Sentenced in Tax Fraud*, Tulsa Word, August 10, 2004, at A14; Associated Press, *Coast Woman Accused of Faking Tax Filings For Larger Returns*, Sun Herald, Mar. 3, 2004. Other examples of tax fraud cases involving RALs are on the Department of Justice's website at various pages, www.usdoj.gov (search "refund anticipation loan").

[158] Allen Kenney, *IRS Official Shines Spotlight on E-Filing Fraud*, Tax Notes Today, 2004 TNT 130-4, July 6, 2004.

[159] *Id.* Note that the IRS reinstated the Debt Indicator in 1999, which the IRS dropped in 1995 due to the role of RALs in tax fraud. *See* NCLC/CFA 2002 RAL Report at 20.

[160] FinCEN, the SAR Activity Review, Issue 7, August 2004, at 15.

[161] *Id.* at 17.

[162] *Id.* at 17.

[163] Gail Perry, *Electronic Filing Fraud: Latest Tax Scam's Got Legs*, Accounting Today, August 9, 2004, at 3.

[164] Publication 1345 was revised in November 2004. While the rules regarding RALs were re-organized, the only substantive changes appear to be: (1) the RAL rules now also cover non-loan tax financial products, such as a REFUND ANTICIPATION CHECK; and (2) an additional requirement that the preparer must disclose all fees to be deducted from the refund, and the cash in hand that the taxpayer will receive. A summary of the RAL rules in IRS Publication 1345 is discussed in the NCLC/CFA 2002 RAL Report at 17-18.

[165] IRS Publication 1345 at 45.

[166] Letter from Director Jo Ann N. Blank, IRS Individual Electronic Filing Division, to H&R Block Tax Services, September 30, 2001.

XII. Update on Court Cases

RAL litigation continues to be active, despite the fact, as we discussed in prior reports, the major RAL lenders have included mandatory arbitration clauses in their loan documents to insulate themselves and their tax preparation partners from liability.[167] H&R Block had stated its belief that the inclusion of arbitration clauses had "taken away" the issue of RAL litigation.[168] However, a couple of cases have been able to defeat these mandatory arbitration clauses, based on the fact that RAL Agreements are "adhesion" contracts in which the arbitration provisions are very one-sided in favor of the lender and preparer. In contrast, the federal Court of Appeals for the Seventh Circuit upheld the arbitration clauses, finding that one-sided form agreements are acceptable because they promote efficiency.

Carnegie v. Household International

This was the global settlement for $25 million that abruptly snuffed out a number of class action proceedings brought against Block and Household.[169] In April 2002, the federal Court of Appeals for the Seventh Circuit overturned the approval of the settlement and sent the case back to a different judge,[170] who rejected the settlement and fired the attorneys for the class.[171]

In March 2004, the court dismissed many of the claims in the case, but permitted the case to go forward under the Racketeer Influenced and Corrupt Organizations (RICO) Act and, with respect to Household, breach of contract.[172] She also certified the class, a decision which the Seventh Circuit upheld on the basis that the defendants had urged the district court to accept the same class for the purposes of the controversial $25 million settlement earlier.[173] The Seventh Circuit stated "having reaped a benefit from their pertinacious defense of the class treatment of the case for purposes of settlement they cannot now be permitted to seek a further benefit from reversing their position."[174]

Carbajal v. H&R Block Tax Services[175]

This was one of the lawsuits against RAL lenders and tax preparers over the practice of cross-lender debt collection.[176] *Carbajal* involved claims against Household, H&R

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[167] NCLC/CFA 2004 RAL Report at 17-18; NCLC/CFA 2002 RAL Report at 27.
[168] H & R Block, *Conference Call Responding to Texas Judge Ruling*, November 7, 2002, available at 2002 WL 100547400 (statement of Block CEO Mark Ernst).
[169] *Zawikowski v. Beneficial Nat'l Bank*, 2000 U.S. Dist. LEXIS 11,535 (N.D. Ill. 2000). This settlement and the controversy surrounding it are discussed in the NCLC/CFA 2002 RAL Report at 25.
[170] *Reynolds v. Beneficial Nat'l Bank*, 288 F.3d 277 (7th Cir. 2002). The Seventh Circuit decision is discussed in the NCLC/CFA 2003 RAL Report at 15.
[171] *Reynolds v. Beneficial Nat'l Bank*, 260 F.Supp.2d 680 (N.D. Ill. 2003). This decision is discussed in the NCLC/CFA 2004 RAL Report at 17.
[172] *Carnegie v. Household International*, 220 F.R.D. 542 (N.D. Ill. 2004).
[173] *Carnegie v. Household International*, 376 F.3d 656 7th Cir. 2004), *cert. denied*, -- S. Ct. --, 73 USLW 3394 (2005).
[174] *Id.* at 660.
[175] 372 F.3d 903 (7th Cir. 2004).

Block, and other RAL lenders for violation of the federal Fair Debt Collection Practices Act, the Equal Credit Opportunity Act, and Illinois consumer protection laws. The Seventh Circuit in this case affirmed the trial court's order sending the case to mandatory arbitration.[177]

In doing so, the Seventh Circuit rationalized that the "take-it-or leave" nature of the RAL agreement was acceptable because few consumer contracts are negotiated.[178] In other words, the Court believed because all consumer contracts feature one-sided bargaining power on the part of the lender, it's acceptable that this particular one-sided contract was so consumer-unfriendly. The Seventh Circuit also apparently failed to consider the fact that RAL agreements are often signed in an environment that not only precludes negotiation, but the opportunity to read or understand the agreement itself.[179]

The Seventh Circuit also made some astounding assumptions about the RAL business, stating its belief that one-sided form contracts are beneficial because "[f]orms reduce transaction costs and benefit consumers because, in competition, reductions in the cost of doing business show up as lower prices (here, a slightly lower rate of interest on the loan)."[180] The Court apparently has not seen the astronomical prices of RALs, nor read its own prior opinions discussing the predatory nature of RALs.[181] The Court also apparently has not noticed there is little competition or "shopping around" for RAL prices, which differ between the handful of RAL lenders by only a few dollars.

McNulty v. H&R Block[182]

This case was technically not a lawsuit over RAL practices. Instead, it challenged H&R Block's imposition of the "e-filing fee" in Pennsylvania. However, Block had attempted to compel arbitration in this case on the basis of the arbitration clause in the RAL Agreement. In stark contrast to the Seventh Circuit in Carbajal, the Pennsylvania Supreme Court denied the motion to compel arbitration in part on the basis that the arbitration clause in the RAL Agreement was unconscionable towards consumers. The Pennsylvania court noted that the RAL Agreement is a contract of 'adhesion', and that

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[176] The practice of cross-lender debt collection is discussed in the initial NCLC/CFA 2002 RAL Report at 24. These cases are discussed in more detail in the NCLC/CFA 2004 RAL Report at 19-20.
[177] *Carbajal v. H&R Block Tax Services*, 372 F.3d 903 (7th. Cir. 2004).
[178] *Id.* at 906.
[179] For example, the client in one RAL case describes how she was handed a stack of documents and instructed to sign and initial them, without an opportunity to read them. *See* Complaint, *Hood v. Santa Barbara Bank & Trust*, Case No. 1156354 (Cal. Super. Ct. County of Santa Barbara March 18, 2003), available at www.consumerlaw.org/initiatives/refund_anticipation. *See also*, Dateline NBC, Transcript, *Diminishing Returns; Hidden Camera Investigation Of Tax Preparation Offices And Their Hidden Fees*, April 9, 2004 (describing an application process for a REFUND ANTICIPATION CHECK in which there is "a flash of paperwork" and "a lot of fine print," but the customer is "only shown signature pages--a lot of them.").
[180] *Carbajal v. H&R Block Tax Services*, 372 F.3d at 906.
[181] *Kleven v. Household Bank*, 334 F.3d 638,640 (7th Cir.), *cert. denied*, 540 U.S. 1073 (2003) ("The bargain struck [for a RAL] is a good one for only one of the two parties. Guess which one?" "an attack on RALs based on fairness and equity would certainly have some appeal.")
[182] 843 A.2d 1267 (Pa. 2004).

the arbitration provision unreasonably favors Block, in that it required the consumer to pay a $50 fee that exceeded the $37 e-filing fee at issue in the case.

Credit Services Organization Act cases

A number of states have credit services organization laws that regulate both credit repair organizations and "any person or organization who assists or offers to assist consumers in obtaining an extension of credit," i.e., loan brokers.[183] Since tax preparers who offer to arrange RALs are loan brokers, they should be covered by these state credit services organization laws.[184] These laws typically require registration, bonding, certain disclosures, and a right to cancel. They also usually prohibit deception and restrict advance payments. In addition, some of these laws provide that any contract for services which does not comply with the statutes' requirements shall be treated as void.

There have been at least two cases filed against H&R Block alleging violation of state credit services organization laws. The first case, Firtion v. H&R Block,[185] was a small claim case in Ohio that settled. The second case, Cummins v. H&R Block, is a class action brought in West Virginia.[186] In December 2004, the plaintiffs overcame a significant hurdle in this case by obtaining certification of a class of all H&R Block customers in West Virginia who had gotten a RAL from January 1, 1994 through the present.[187] This case also survived a motion to compel arbitration, with the West Virginia court holding that the arbitration provision in the Household RAL Agreement was one-sided, unconscionable, and would unconscionably impair the rights of consumers under West Virginia law.[188]

Hood v. Santa Barbara Bank & Trust

Hood v. SBBT[189] is a class action challenging cross-lender debt collection under California's debt collection and unfair trade practices laws. NCLC is co-counsel for the putative class in this case. Hood v. SBBT survived an initial motion to dismiss in 2004.[190]

---

[183] A full explanation of these laws and their remedies is discussed in NCLC, Fair Credit Reporting, § 15.3 (5th ed. 2002 and Supp.).

[184] For a more detailed discussion of this theory, see NCLC Reports – Consumer Credit and Usury Edition (January/February 2002). At least one state has exempted tax preparers from the scope of their credit services organization act. See, e.g., Okla. Stat. tit. 24, § 132.

[185] Complaint, Firtion v. H&R Block (Cleveland Municipal Court – Small Claims Division), on filed with the authors.

[186] Complaint, Cummins v. H&R Block, Civil Action No. 03-C-134 (Circuit Court of Kanawha County July 29, 2003).

[187] Order Granting Plaintiffs' Motion for Class Certification, Cummins v. H&R Block, Civil Action No. 03-C-134 (Circuit Court of Kanawha County December 30, 2004).

[188] Order Denying Defendants' Motion to Compel Arbitration, Cummins v. H&R Block, Civil Action No. 03-C-134 (Circuit Court of Kanawha County June 1, 2004).

[189] *See* Complaint, Hood v. Santa Barbara Bank & Trust, Case No. 1156354 (Cal. Super. Ct. County of Santa Barbara March 18, 2003), available at www.consumerlaw.org/initiatives/refund_anticipation.

[190] Decision and Order on Defendants' Demurrer and Motion to Strike, Hood v. Santa Barbara Bank & Trust, Case No. 1156354 (Cal. Super. Ct. County of Santa Barbara September 2004).

Basile v. H&R Block

The plaintiffs in this Pennsylvania case had previously scored a victory when the Pennsylvania Superior Court concluded that Block owed its customers a fiduciary duty arising from a confidential relationship.[191] However, in December 2004, the same court upheld an order decertifying the class, effectively ending the viability of the case.[192]

XII. Reforms

The following is a summary of the reform options contained in the National RAL Platform: Issues and Options, discussed in Section VII and available at www.consumerlaw.org/initiatives/refund_anticipation. The National RAL Platform was developed by a workgroup that included the following members: Jordan Ash, ACORN; Amy Brown, Consultant, Annie E. Casey Foundation; Deborah Cutler-Ortiz, Children's Defense Fund; Jean Ann Fox, Consumer Federation of America; Sarah Ludwig, Neighborhood Economic Development Advocacy Project; David Marzahl, Center for Economic Progress; and Chi Chi Wu, National Consumer Law Center. Please note that this list does not include all conceivable options, and workgroup members did not necessarily endorse all options equally.

A. Options for Federal Legislation

1. Ban RALs.
2. Ban RALs that are secured by EITC refunds.
3. Cap RAL fees.
4. Establish a licensing scheme for tax preparers and/or facilitators.
5. Prohibit or regulate abusive features of RALs, including:
    a. debt collection by set-off of a tax refund.
    b. mandatory arbitration clauses.
6. Modify IRS administrative goals re: reaching the 80% e-file rate.
7. Require better disclosures on RALs, including:
    a. mandatory warning language and text size
    b. wall postings
    c. amend the Truth in Lending Act to prohibit unbundling of fees, so that the disclosed APR reflects the true costs of getting a RAL.
8. Dramatically simplify tax code for low-income filers.
9. Fund "banking the unbanked" programs.

B. Options for State or Local Regulation

1. Cap RAL fees by regulating facilitators.
2. Impose a duty on return preparers to act in the best financial interests of their customers.
3. Establish a registration scheme for RAL facilitators.
4. Require better disclosures on RALs, including:

[191] Basile v. H&R Block, 777 A.2d 95 (Pa. Super. Ct. 2001)
[192] Basile v. H&R Block, --- A.2d ---, 2004 WL 2785841 (Pa. Super. Ct. Dec. 6, 2004).

   a. mandatory warning language.
   b. wall postings.
   c. require disclosure of special "RAL interest rate" that includes all RAL fees.
5. Regulate advertising of RALs.
6. Prohibit or regulate abusive features of RALs, including:
   a. debt collection by set-off of a tax refund.
   b. certain aspects of mandatory arbitration clauses.
   c. referrals to check cashers or permitting check cashing on the premises.
7. Regulate check cashing fees for RALs and refund checks.
8. No RALs based on state tax refunds.

C. Options for Treasury/IRS Administrative Action

1. Speed IRS refund turnaround time to 48–72 hours.
2. Eliminate the debt indicator program.
3. Improve and expand the Advance EIC.
4. Prohibit RALs from being made through the Free File program.
5. Amend IRS privacy regulations to strengthen protections against use of taxpayer information to cross-market financial products.
6. The Federal Reserve Board should apply the consumer protections of the Electronic Funds Transfer Act to stored value card products that receive tax refund or RAL proceeds.

Appendix A

Selecting a Stored Value Cards: Issues for VITA sites

Chi Chi Wu, National Consumer Law Center
November 2004

If you want to help your clients avoid RALs, check cashers, and other high priced refund products, a stored value card may be one option. A stored value card can deliver the speed of an e-filed/direct deposit refund for taxpayers without a bank account. A stored value card works like a debit card to make purchases and withdraw cash, but is not linked to a regular bank account. Stored value cards are often called "prepaid debit cards" and branded as a type of Mastercard or VISA cards.

Whether a stored value card will work well for your clients depends on the details of the card program. These programs vary widely in terms of the cost, convenience, and level of consumer protection. Here are some important issues to consider when selecting a stored value card program.

1. **Financial Soundness**

Don't use a stored value card unless you know the provider is financially sound. Some cards are issued by banks. Other card issuers are non-banks. If you select a stored card company that goes out of business, your clients could lose the money that is still on their stored value cards.

- *See if you can get a bank to offer a stored value card in conjunction with your program.* Not only might a bank be more willing to partner with your program as a community service, a stored value card through a bank may be safer for your clients.

- *Ask the bank to set up the program with FDIC insurance.* This avoids the risk that your clients could lose some of their money if the card issuer goes out of business.

2. **Consumer Protections**

It is not clear whether stored value cards that are not tied to an individual account give consumers the same protections that apply to bank debit cards. These protections, which are part of the federal Electronic Funds Transfer Act, are important to protect the client's tax refund monies. They include:

> a. The right to get funds "recredited," that is, returned to the account, within 10 business days after a theft or error, unless the bank can show within that time frame that there was no theft or error.
> b. Restricting the amount of loss when the card is stolen to $50 if the loss is reported within two business days after discovery, or to $500 if the loss is reported within 60 days after the bank statement with the unauthorized transaction on it.
> c. The right to a periodic statement.

- *Ask the issuer to provide consumer protection equal to bank debit cards.* Unless and until the application of these protections is clarified by federal regulators, VITA programs should either ensure that separate accounts be set up for each client who uses a stored value card, or should ask the issuer to provide all the consumer protections of the Electronic Funds Transfer Act.

- *Don't rely solely on the VISA and MasterCard "zero liability" policies.* The "zero liability" policies aren't the same as the Electronic Funds Transfer Act. These policies are voluntary, and don't cover the all of the circumstances where federal law provides protection. For example, MasterCard's policy does not apply if there are two or more instances of theft or unauthorized use of a card in one year. Visa's policy does not apply if the card is used "outside the VISA system," i.e., when the card is used at an ATM or in some debit card transactions where the consumer uses a PIN instead of signing a receipt.

3. **Fee Structure.**

You do not want too many or too high fees – otherwise clients will not be saving money over a RAL or refund anticipation check product.

- *Ask for a fee structure that is as favorable as the one for a bank account with a debit card.*

- *Make sure the fee structure is set in writing and cannot be changed for at least a year.*

- *Look for a stored value card with:*

  * no fee or less than a $5 fee to open or "activate" the account.
  * no monthly fee or a low monthly fee of $3 or less per month.
  * no fee for an account statement.
  * no fee for transactions at the bank's own ATMs, or at least 2 free transactions and ATM fees of $1 or less after that.
  * no fee for point-of-sale transactions (when the client uses the card at a store like a debit card).
  * no inactivity fee.
  * no fee or a fee less than $5 to replace the card.
  * at least one way to check balances and account activity for free.
  * no fee to speak with customer service, or at least no fee to use an automated phone system.
  * if the card can be reloaded, i.e., more funds added to the card, no fees to reload the card.
  * no fee to get the funds out and or close the account.

  Note that the above fee structure represents a best-case scenario for the consumer, but it may not be possible to find a card that meets all of these criteria. Do your best to find a card that meets as many of them as possible.

4. **ATM Access**

The number and location of ATMs where the card can be used without an ATM surcharge also will affect the cost of the card. This surcharge is a fee charged by the ATM's owner, and is in addition to the bank's own ATM fee – so in some cases, a consumer will be assessed 2 fees at an ATM.

- *Ask for a list of ATMs that will be available without an ATM surcharge.*

5. **Promotional Materials**

- Be sure that the promotional material that the taxpayers receive from the card issuer includes the fee schedule, so that they can see all the fees before they decide whether to agree to a card.

6. **Overdraft Policy**

You do not want a stored value card if the card issuer permits intentional overdrafts, i.e., overdrafts when the issuer's computer records show that a transaction will overdraw an account. All cards have the risk of accidental overdraft, but allowing intentional overdrafts is a form of payday lending. Intentional overdrafts are a very expensive way to borrow money. They can create a debt treadmill that is very hard to escape.

- *Ask the card issuer to design the card program to prohibit intentional overdrafts and minimize accidental ones.*

- *Look for the lowest overdraft fee, under $20 if possible.* Some cards have overdraft fees of up to $35.

7. **Language Access**

- *Ask the card issuer what languages customer service will be provided in.* Will taxpayers be able to receive all card information, and telephone customer service, in a primary language other than English?
- *If the card issuer offers promotional material about the card in languages other than English, be sure that the issuer gives taxpayers all of the information in that language.* Most importantly, the fee schedules and cardholder agreement should be in any language that promotional materials are in.
- *If many of your clients have a primary language other than English, find a card issuer that offers telephone customer service in that language.*

8. **Moving Clients to the Mainstream**

There are ways to make a stored value card a first step toward improved financial stability for low-income taxpayers. Ask the bank if it is willing to help in these additional ways:

- *Provide education to clients about the use of the stored value card.* Topics should include how to keep track of transactions, the difference between online and offline transactions, and how to avoid overdrafts.
- *Provide a record keeping system for clients.* This may help clients become accustomed to using and reconciling a bank account.
- *Offer checking accounts and checking-type accounts with debit cards plus low-cost money orders in addition to stored value cards.* This may help unbanked taxpayers to move into the traditional banking system.
- *Offer savings accounts or individual development accounts (IDAs) to unbanked taxpayers.*
- *Waive barriers to opening checking or savings account.* In particular, ask the bank to waive a listing in ChexSystems or a similar service for prior problems with a checking account, for all clients who successfully manage a stored value card for one year.
- *Offer low cost ways to send foreign remittances, i.e., money out of the U.S., using the stored value card.*
- *Offer low cost money orders or other ways to pay bills with the funds on the stored value card.* Many landlords do not accept debit card payments.

This publication was adapted from a publication on payroll cards by the West Coast Regional Office of Consumers Union of U.S., Inc., available at www.consumersunion.org/pub/core_financial_services/000922.html .


CRA-NC

COMMUNITY REINVESTMENT ASSOCIATION
of NORTH CAROLINA


SEC MAIL
RECEIVED
JUN 29 2006
WASH. D.C.
199
SECTION
PROCESSING

VIA FEDERAL EXPRESS

June 28, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
1000 F. Street, N.E.
Washington, D.C. 20549

RE: H&R Block, Inc. – Stockholder Proposal Submitted by The Community Reinvestment Association of North Carolina

Ladies and Gentlemen:

We are writing to briefly respond to the second response letter, dated as of June 19, 2006, (the "Second Response") submitted by H&R Block, Inc. ("Company") to the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") in connection with the stockholder proposal (the "Proposal") submitted by the Community Reinvestment Association of North Carolina ("CRA-NC").

Without restating the arguments advanced in CRA-NC's Letter of May 17, 2006 in opposition to the request (the "No Action Request") for confirmation submitted by the Company on May 4, 2006 that the Commission will not recommend enforcement action if the Company omits from its 2006 proxy statement the Proposal, we think it is important to address the three points made by the Company in its Second Response. For the reasons set forth in CRA-NC's prior correspondence related to this matter and for the reasons set forth below, we restate our request that the Company's No Action Request be denied.

In its Second Response, the Company presents three reasons that it believes provide grounds for the exclusion of the Proposal. The first two, are merely restatements of the arguments presented by the Company in its No Action Request, the third is a new argument. We do not believe that any of the three provide a basis for the exclusion of the Proposal.

First, the Company restates its contention that the proposal if implemented, would cause the Company to breach its existing contractual obligations. This is simply not true. The Proposal requests that the Company take three actions:

P.O. BOX 1929 • 114 WEST PARRISH ST. • SECOND FLOOR • DURHAM N.C. 27702 • 919-667-1557 • 919-667-1558 FAX • WWW.CRA-NC.ORG

1. It requests that the Company's board of directors implement a policy mandating that the Company cease its current practice of issuing high-interest Refund Anticipation Loans ("RALs");
2. It requests that the Company's board of directors develop higher standards for any _future_ issuance of RALs (emphasis added); and
3. It requests that the Company's board of directors ensure that _if the Company issues RALs in the future_, such RALs are issued with an interest rate and accompanying fees that are reasonable and in compliance with all applicable laws (emphasis added).

By the plain language of the Proposal, only the first of these three items is mandatory. The other two are clearly conditional and would only be operational to the extent that the Company elects to offer RALs in the future. Thus, because (i) the Company clearly has the unqualified legal right to cease offering RALs under its current contracts (a fact that it concedes in both the No Action Request and the Second Response) and (ii) any additional action requested pursuant to the Proposal is conditional, the Proposal, if implemented, will not cause the Company to violate any existing contractual obligations.

Second, the Company restates its position that the Proposal does not raise an issue of significant social policy concern and, thus, may be excluded under Rule 14a-8(i)(7). In support of its position the Company again argues that RALs cannot be deemed predatory because they do not feature the six characteristics that were common in the Conseco and Associates First Capital no actions letters. As both the Company and we acknowledge, there is no commonly agreed upon legal definition of the words "predatory lending." As a result, it is important to identify the core principles that make certain credit practices predatory and to acknowledge that characteristics will vary based on the type of credit practice in question.

The Conseco and Associates First Capital no actions letters both dealt with predatory lending in the context of mortgage lending and in that context, the six characteristics are common features that can help identify when such lending practices are predatory. *See also* Household International, Inc. (February 26, 2001). Despite the fact that these three prior no action letters all dealt with predatory lending only in the context of mortgage lending, the principles that underlie each of the no action letters clearly apply to other types of credit, such as payday lending, which like RALs, do not feature all six of the characteristics cited in the Conseco, Associates First Capital and Household International no action letters. Our "definition" of predatory lending is not a "fabrication." Instead it was simply offered as a synthesis of the core principles that underlie the various no action letters, statements by state and federal regulatory agencies, laws and lawsuits that relate to this important social policy issue, whether in the mortgage or consumer lending contexts.

Third, the Company asserts that the Proposal, if implemented, would adversely affect the Company's litigation strategy. This argument is misplaced for two basic reasons. First, while it may be the case that the conduct of litigation is a matter of ordinary business, the Proposal does not, in any way, seek to direct the Company's actions with respect to any on-going litigation or investigations. Second, any existing litigation or investigations necessarily relate to matters that have already taken place and that will be adjudicated or resolved based on the facts of those situations. The Proposal, however, asks the Company's board of directors to take actions in the future that will not be determinative or have any bearing on the facts of the prior actions that have given rise to the various lawsuits and/or investigations that the Company is or may be facing.

As an aside, it seems odd that if the Company saw the Proposal has having any actual bearing on its litigation strategy it did not raise this concern in its No Action Request. The fact that it has been added as a basis for exclusion only through its Second Response raises the question of whether there is any merit to the posited concern. Further, the Company's apparent acknowledgement that it is facing pending litigation and/or governmental investigations related to its RALs products seems inconsistent with its insistence that such products are not a matter of social concern.

Thank you for your attention to this matter and please feel free to contact me with any questions. Also, please note that, as a matter of courtesy, we have provided a copy of this letter to the Company for its records.

Very truly yours,

The Community Reinvestment Association of North Carolina



By: ______________________
Peter Skillern, Executive Director

cc: H&R Block, Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 1, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: H&R Block, Inc.
Incoming letter dated May 4, 2006

The proposal requests that the board of directors implement a policy mandating that H&R Block cease the issuance of high-interest "RALs," develop higher standards for any future issuance of "RALs," and ensure that any future "RALs" are issued with a reasonable interest rate and fees and in compliance with all applicable laws.

There appears to be some basis for your view that H&R Block may exclude the proposal under rule 14a-8(i)(7), as relating to H&R Block's ordinary business operations (i.e., credit policies, loan underwriting, and customer relations). Accordingly, we will not recommend enforcement action to the Commission if H&R Block omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which H&R Block relies.

Sincerely,



Mary Beth Breslin
Special Counsel